        AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1998


                                                      REGISTRATION NO. 333-49769
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                 AMENDMENT NO 2
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                         NIAGARA MOHAWK HOLDINGS, INC.
               (Exact name of registrant as specified in charter)

                NEW YORK                                    4931                                   16-1549726
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
           of incorporation)                    Classification Code Number)                   Identification No.)

                                                                                      WILLIAM F. EDWARDS
                                                                                   CHIEF FINANCIAL OFFICER
                   300 ERIE BOULEVARD WEST                                      NIAGARA MOHAWK HOLDINGS, INC.
                   SYRACUSE, NEW YORK 13202                                        300 ERIE BOULEVARD WEST
                        (315) 474-1511                                             SYRACUSE, NEW YORK 13202
                    ---------------------                                               (315) 474-1511
(Address, including zip code, and telephone number, including                       ---------------------
   area code, of registrant's principal executive offices)        (Name, address, including zip code, and telephone number,
                    ---------------------                                 including area code, of agent for service)
                                                                                    ---------------------

                                   COPIES TO:

                           Janet T. Geldzahler, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement has become effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        NIAGARA MOHAWK POWER CORPORATION
               300 ERIE BOULEVARD WEST, SYRACUSE, NEW YORK 13202

To the Shareholders of
Niagara Mohawk Power Corporation


    You are cordially invited to attend the Annual Meeting of your Company to be held at 10:30 a.m. on June 29, 1998 at the Buffalo Convention Center, Convention Center Plaza, Buffalo, New York 14202.


    This year's Annual Meeting marks an important milestone for Niagara Mohawk. After years of determined effort we are poised to solve a problem that once seemed unsolvable: rising payments to independent power producers. In addition, we have achieved regulatory approval of our PowerChoice plan to restructure Niagara Mohawk to face the emerging competitive utility marketplace.

    At this Annual Meeting, you will be asked to approve the issuance of up to 43 million shares of Common Stock to certain independent power producers in connection with the Company's Master Restructuring Agreement, all as described in the accompanying Prospectus/Proxy Statement, as well as to amend the Company's Certificate of Incorporation to increase the amount of Common Stock the Company is authorized to issue to 250 million shares. Your Board of Directors believes the Master Restructuring Agreement provides the best alternative to restoring the Company's financial health and urges you to approve the issuance of the Common Stock.

    You will also be asked to approve a proposal to adopt a holding company structure. As more fully explained in Proposal 4 of the accompanying Prospectus/Proxy Statement, our industry is becoming increasingly subject to the forces of market-driven competition. The formation of a holding company will provide a structure more conducive to the pursuit of unregulated business opportunities. Under the PowerChoice Agreement with the New York Public Service Commission described in this Prospectus/Proxy Statement, the Company has approximately one year within which it may adopt such a structure--a structure which several other New York utilities have adopted or are pursuing. Accordingly, the Board is seeking your approval at this time, although the actual formation of a holding company would be delayed pending the regulatory approvals described herein.

    In addition, you will elect five Class I Directors. Finally, you will be asked to vote on two shareholder proposals concerning the endorsement by the Company of the CERES Principles and executive compensation. A current report on the affairs of the Company will be presented at the meeting and shareholders will have an opportunity to ask questions.

    Your vote is important. Whether or not you plan to attend the Annual Meeting, please take a moment now to record your vote, sign and date your proxy card and promptly return it in the self-addressed envelope. No postage is necessary. You may revoke your voted proxy at any time prior to the vote being taken at the meeting or vote in person if you decide to attend the meeting.

    We have traveled a long and challenging road since proposing PowerChoice in October 1995. With your support we will complete this journey successfully and turn to the future with a renewed spirit of optimism and resolve.

                                          Sincerely,


                                          /s/ William E. Davis


                                          William E. Davis
                                          Chairman of the Board and
                                          Chief Executive Officer

                            NOTICE OF ANNUAL MEETING
                        NIAGARA MOHAWK POWER CORPORATION
               300 ERIE BOULEVARD WEST, SYRACUSE, NEW YORK 13202


    Please take notice that the Annual Meeting of Shareholders of Niagara Mohawk Power Corporation (the "Company" or "Niagara Mohawk") will be held at the Buffalo Convention Center, Convention Center Plaza, Buffalo, New York 14202 on Monday, June 29, 1998, at 10:30 a.m. for the following purposes:


        1. To elect five directors to serve in Class I for a term expiring at the 2001 Annual Meeting;

        2. To consider and act upon the proposed issuance of up to 43 million shares of common stock, par value $1.00 per share ("Common Stock") of the Company to certain independent power producers pursuant to the Master Restructuring Agreement, dated as of July 9, 1997, as amended;

        3. To consider and act upon the proposed amendment of the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 185 million to 250 million;

        4. Adoption of an Agreement and Plan of Exchange (a copy of which is attached as Exhibit A to the accompanying Prospectus/Proxy Statement), which provides that (a) the holders of shares of the Company's Common Stock will become holders of shares of common stock of Niagara Mohawk Holdings, Inc. ("Holdings") through a share exchange, (b) Holdings will become the parent holding company of the Company and certain of its non-utility subsidiaries, and (c) Niagara Mohawk and those subsidiaries will continue to carry on their utility and other businesses as separate subsidiaries of Holdings;

        5. To consider and act upon a shareholder proposal relating to an endorsement by the Company of the CERES Principles;

        6. To consider and act upon a shareholder proposal relating to executive compensation; and

        7. To transact such other business as may be properly brought before the meeting or any adjournment thereof.

    Shareholders entitled to vote at the meeting are the holders of Common Stock of record at the close of business on May 7, 1998.

                                          By Order of the Board of Directors


                                          /s/ Kapua A. Rice


                                          Kapua A. Rice
                                          Secretary

                                   IMPORTANT

EVEN THOUGH YOU MAY EXPECT TO ATTEND THE ANNUAL MEETING, THE BOARD OF DIRECTORS URGENTLY REQUESTS THAT, WHETHER YOUR COMMON STOCK SHAREHOLDINGS ARE LARGE OR SMALL, YOU PROMPTLY FILL IN, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED FOR THAT PURPOSE. YOUR VOTE IS VERY IMPORTANT TO US. IF YOU DO ATTEND AND VOTE AT THE ANNUAL MEETING, YOUR VOTE IN PERSON WILL SUPERSEDE ANY EARLIER VOTE BY PROXY.

                        NIAGARA MOHAWK POWER CORPORATION
               300 ERIE BOULEVARD WEST, SYRACUSE, NEW YORK 13202

The Board of Directors of Niagara Mohawk Power Corporation (the "Company" or "Niagara Mohawk") has unanimously approved a Master Restructuring Agreement, dated as of July 9, 1997, as amended (the "MRA"), pursuant to which the power purchase agreements with certain independent power producers representing approximately three quarters of the Company's over market power purchase obligations will be terminated, restated or amended, all as described herein, in exchange for approximately $3,631 million in cash and 42.9 million shares of Common Stock. Pursuant to the rules of the New York Stock Exchange, the Company's common shareholders must approve the issuance of such Common Stock, and the Company is also seeking to amend its Certificate of Incorporation to authorize additional shares of Common Stock. The Board of Directors believes that the MRA, when coupled with the provisions of the PowerChoice Agreement described herein, should arrest the Company's financial decline and provide greater growth in shareholder value than the other alternatives available to the Company.

    The Board of Directors has also unanimously approved a proposal to adopt a holding company structure, which would be implemented, following regulatory approval, through a share exchange. If Niagara Mohawk common shareholders approve the holding company proposal by adopting the Agreement and Plan of Exchange at the Annual Meeting and the share exchange occurs, holders of shares of Common Stock (including the independent power producers) will automatically become holders of common stock of Niagara Mohawk Holdings, Inc. ("Holdings") on the basis of one share of Niagara Mohawk for one share of Holdings common stock. As a result of the share exchange,

    - Holdings will become a holding company owned by the former common shareholders of Niagara Mohawk;

    - Holdings will become the sole owner of Niagara Mohawk's Common Stock;

    - Niagara Mohawk's obligations with respect to its long-term debt, First Mortgage Bonds and preferred stock will remain with Niagara Mohawk and not be transferred to Holdings;

    - Niagara Mohawk will continue to carry on its utility business as a subsidiary of Holdings and Niagara Mohawk's non-utility subsidiaries generally will become separate subsidiaries of Holdings.

    We will also elect directors of Niagara Mohawk and act on shareholder proposals relating to an endorsement by Niagara Mohawk of the CERES principles and executive compensation at the Annual Meeting.

    Your vote is very important. Please vote by completing and mailing the enclosed proxy card to us. If you have any questions or need assistance in voting your shares, please call D.F. King & Co., Inc., which is assisting in our proxy solicitation, toll free at 1-800-848-3405.

    This Prospectus/Proxy Statement provides you with detailed information about the MRA and the proposed holding company structure and the share exchange. We encourage you to read this entire document carefully, including "Certain Considerations" under Proposals 2 and 4 at page 54 and at page 61.

    Niagara Mohawk common shareholders will not need to physically exchange their stock certificates for Holdings certificates when the share exchange occurs. Existing certificates for Niagara Mohawk Common Stock will automatically represent a like number of shares of Holdings common stock, which shares will be listed on the New York Stock Exchange under the ticker symbol "NMK", and will no longer represent Niagara Mohawk Common Stock when the share exchange occurs.


    THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT NIAGARA MOHAWK THAT IS NOT INCLUDED IN THIS DOCUMENT. THIS INFORMATION IS AVAILABLE TO SECURITY HOLDERS WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST. PLEASE DIRECT SUCH REQUESTS TO KAPUA A. RICE, SECRETARY, NIAGARA MOHAWK POWER CORPORATION, 300 ERIE BOULEVARD WEST, SYRACUSE, NEW YORK 13202, TELEPHONE NUMBER
(315) 474-1511. TO OBTAIN TIMELY DELIVERY, SECURITY HOLDERS MUST REQUEST THIS INFORMATION NO LATER THAN JUNE 22, 1998.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    Prospectus/Proxy Statement dated May 29, 1998 and first mailed to shareholders on or about June 1, 1998.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
QUESTIONS AND ANSWERS AND SUMMARY ABOUT THE MASTER RESTRUCTURING AGREEMENT AND THE HOLDING COMPANY
  PROPOSAL AND SHARE EXCHANGE.............................................................................          1

INTRODUCTION..............................................................................................          7

PROPOSAL 1: NOMINATION AND ELECTION OF DIRECTORS..........................................................          9

PROPOSAL 2: APPROVAL OF ISSUANCE OF UP TO 42.9 MILLION SHARES OF COMMON STOCK TO CERTAIN INDEPENDENT POWER
  PRODUCERS...............................................................................................         26

  Background Information..................................................................................         26
  The MRA.................................................................................................         27
  Board Recommendation....................................................................................         29
  The PowerChoice Agreement...............................................................................         35
  Capitalization..........................................................................................         37
  Pro Forma Condensed Financial Statements................................................................         38
  Selected Historical and Pro Forma Financial Data........................................................         49
  Management's Discussion of Pro Forma Condensed Financial Statements.....................................         51
  Certain Considerations..................................................................................         54
  Certain Litigation with Respect to the MRA..............................................................         56
  Conditions to the Consummation of the MRA...............................................................         57
  Company Prospects If the MRA Is Not Consummated.........................................................         57

PROPOSAL 3: COMMON STOCK AMENDMENT........................................................................         57

PROPOSAL 4: HOLDING COMPANY AND ADOPTION OF THE EXCHANGE AGREEMENT........................................         59

  Reasons for the Holding Company Structure and Share Exchange............................................         59
  Certain Considerations..................................................................................         61

  A. THE SHARE EXCHANGE...................................................................................         63

  Exchange Agreement......................................................................................         63
  Regulatory Approvals....................................................................................         63
  Conditions to Effectiveness of the Share Exchange.......................................................         64
  Exchange of Stock Certificates..........................................................................         64
  Transfer of Niagara Mohawk's Non-Utility Subsidiaries to Holdings.......................................         64
  Dividend Reinvestment and Stock Purchase Plan...........................................................         65
  Amendment or Termination of the Exchange Agreement......................................................         65
  Listing of Holdings Common Stock........................................................................         65
  Niagara Mohawk Common Stock Market Prices and Dividends.................................................         65
  Dividend Policy.........................................................................................         66
  Certain Federal Income Tax Consequences.................................................................         66
  Niagara Mohawk Employee Plans...........................................................................         67
  Treatment of Niagara Mohawk Preferred Stock.............................................................         68
  Treatment of Niagara Mohawk Debt, Assets and Liabilities, and Business..................................         69
  Holdings Capital Stock..................................................................................         69
  Comparative Shareholders' Rights........................................................................         73
  Business................................................................................................         75
  Regulation of Holdings and Niagara Mohawk...............................................................         75

                                                                                                              PAGE
                                                                                                            ---------
  The PowerChoice Agreement...............................................................................         76
  Statutory Appraisal Rights..............................................................................         76

  B. MANAGEMENT...........................................................................................         77

  Directors and Officers of Holdings......................................................................         77
  Restrictions on Board and Management Interlocks between Holdings and Niagara Mohawk.....................         77

  C. OTHER INFORMATION....................................................................................         78

  Validity of Holdings Common Stock.......................................................................         78
  Experts.................................................................................................         78
  Costs...................................................................................................         78

PROPOSAL 5: SHAREHOLDER PROPOSAL RELATED TO THE CERES PRINCIPLES..........................................         78

PROPOSAL 6: SHAREHOLDER PROPOSAL RELATED TO EXECUTIVE COMPENSATION........................................         80

OTHER MATTERS.............................................................................................         81
  Deadline for Shareholder Proposals......................................................................         81
  Additional Information..................................................................................         81
  Independent Accountants.................................................................................         82
  Quarterly Reports.......................................................................................         82

WHERE YOU CAN FIND MORE INFORMATION.......................................................................         82

EXHIBIT A--AGREEMENT AND PLAN OF EXCHANGE.................................................................        A-1

EXHIBIT B--CERTIFICATE OF INCORPORATION OF NIAGARA MOHAWK HOLDINGS, INC...................................        B-1

EXHIBIT C-- BY-LAWS OF NIAGARA MOHAWK HOLDINGS, INC.......................................................        C-1

EXHIBIT D-- OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION................................        D-1

                  QUESTIONS AND ANSWERS AND SUMMARY ABOUT THE
        MASTER RESTRUCTURING AGREEMENT AND THE HOLDING COMPANY PROPOSAL
                               AND SHARE EXCHANGE

    The following Questions and Answers and Summary highlight selected information on Proposals 2, 3 and 4 at the Annual Meeting regarding the MRA and the holding company proposal and share exchange, and may not contain all of the information that is important to you. For a more complete discussion of such matters, you should read carefully this entire document and the attached exhibits and the documents referred to you. For example, the Agreement and Plan of Exchange attached to this Prospectus/Proxy Statement as Exhibit A provides for the share exchange, and Holdings' certificate of incorporation (Exhibit B) and by-laws (Exhibit C) set out, among other things, provisions governing certain rights of Holdings' shareholders. See also "Where You Can Find More Information" on page 82 of this Prospectus/Proxy Statement.

    1. WHAT IS THE MRA?

        As a result of federal and New York law, the Company was required to purchase electricity from independent power producers ("IPPs") in quantities in excess of its own demand and at prices well in excess of those available to the Company by internal generation or in the wholesale market. The MRA is an agreement among the Company and 14 IPPs that sell electricity to the Company under 27 power purchase agreements ("PPAs") which represent approximately three quarters of the Company's overmarket purchase obligations. Upon consummation of the MRA, the 27 PPAs will be terminated, restated or amended.

    2. WHAT WILL THE COMPANY PAY UNDER THE MRA?

        Approximately $3,631 million in cash and 42.9 million shares of Niagara Mohawk common stock. It is possible that prior to the closing of the MRA the mix of consideration could be further revised. PPAs with respect to 1,100 MW of electric capacity will be terminated entirely, and PPAs with respect to 541 MW of capacity will be restated on more favorable terms to Niagara Mohawk than the existing contracts. Additionally, one PPA representing 42 MW of capacity will be amended to reflect a shortened term (17 years) and a lower stream of fixed unit prices.

    3. WHAT ARE SHAREHOLDERS BEING ASKED TO APPROVE AND WHY?

        The rules of the New York Stock Exchange require approval of the issuance of a block of stock this large. In addition, the Company does not have sufficient stock available under its Certificate of Incorporation to issue 42.9 million shares. If the charter amendment is not approved (which has a slightly higher vote requirement than the New York Stock Exchange required vote), the Company would attempt to renegotiate the terms of the MRA to lower the stock and increase the cash, or alternatively, would purchase shares to use for the MRA.

    4. WHY IS THE MRA GOOD FOR NIAGARA MOHAWK?

        These above market power obligations have resulted in the deterioration of the Company's competitive and financial position. Under the MRA, the Company's significant long-term and escalating IPP payment obligations will be restructured into a more manageable debt obligation and a smaller portfolio of PPAs with more favorable price and duration terms, resulting in a significant improvement in cash flow which can be dedicated to the repayment of debt. In its written order issued March 20, 1998, the New York State Public Service Commission (the "PSC"), which regulates utilities in the State of New York, approved the PowerChoice Settlement Agreement (the "PowerChoice Agreement") thereby establishing a five-year rate plan and approving the terms of the MRA. The PowerChoice rate plan will allow the Company to meet its financial obligations and provide for the recovery of its stranded costs through a competitive transition charge ("CTC") in rates, exit fees and back-up rates. The PowerChoice Agreement also allows the Company to establish a regulatory asset reflecting most of the costs associated with the MRA. The regulatory asset will be amortized generally over ten years, and this amortization will substantially depress the Company's reported earnings for at least five years.

        The Board of Directors has unanimously approved the MRA and recommends that you vote "FOR" Proposals 2 and 3.

    5. WHAT IS NIAGARA MOHAWK'S HOLDING COMPANY PROPOSAL? WHY IS IT BEING PROPOSED?

        Niagara Mohawk is proposing to establish a holding company structure through a share exchange, with the new holding company being called Niagara Mohawk Holdings, Inc. After the share exchange, Niagara Mohawk will continue to operate its present utility business as a subsidiary of Holdings, and certain of Niagara Mohawk's non-utility subsidiaries will become separate subsidiaries of Holdings.

        While Niagara Mohawk's financial condition and contractual obligations will limit the amount of investments in unregulated businesses in the near term, the Company believes this structure will give it the financial and regulatory flexibility to compete more effectively in the increasingly competitive energy industry by relaxing constraints imposed by the PSC on incremental investments in unregulated operations. Relaxing constraints and eliminating time-lags associated with regulatory decisions should allow more rapid moves in an industry where competitors do not have the same constraints as regulated entities. Niagara Mohawk also believes that a holding company structure should provide greater opportunities for growth and enhanced value, greater flexibility in developing new businesses, and greater flexibility regarding the timing, method and amount of financings and acquisitions, through the discernible separation between its utility and non-utility businesses and relaxed constraints on unregulated activities.

        Under the terms of the PowerChoice Agreement, Niagara Mohawk has a one-year window in which it may adopt this structure. The Board of Directors has unanimously approved the holding company proposal and the share exchange and believes their adoption is in the best interests of Niagara Mohawk and its shareholders. The Board recommends that you vote "FOR" that proposal and adoption of the Agreement and Plan of Exchange at the Annual Meeting.

    6. WHAT WILL THE HOLDING COMPANY STRUCTURE LOOK LIKE? WHAT TYPE OF BUSINESSES WILL HOLDINGS
       ENGAGE IN?

        The chart below shows the present and proposed structures.


    [Chart showing present and proposed structures of the Company and Holdings]


        In addition to becoming the parent holding company of Niagara Mohawk and certain of its non-utility subsidiaries, Holdings will also be able to invest in certain other businesses and ventures that should strengthen its ability to provide total energy services in an increasingly competitive marketplace.

        Niagara Mohawk is engaged principally in the business of generation, purchase, transmission, distribution and sale of electricity and the purchase, distribution, sale and transportation of gas in New York State. Its non-utility subsidiaries principally participate in energy-related services and real estate development of property formerly owned by Niagara Mohawk.

        The principal executive offices of Niagara Mohawk are located at 300 Erie Boulevard West, Syracuse, New York 13202 and its telephone number is
    (315) 474-1511. Holdings' principal executive offices are at the same address; its telephone number is (315) 474-1511.

    7. WHAT IS THE SHARE EXCHANGE?

        The share exchange is the means by which the holding company structure will be established. If shareholders approve the holding company proposal and adopt the related Agreement and Plan of Exchange at the Annual Meeting, the necessary regulatory approvals are received and Niagara Mohawk does not abandon the holding company structure, Niagara Mohawk common shareholders will automatically become holders of common stock of Holdings on the basis of one share of Niagara Mohawk for one share of Holdings. Following the exchange, Holdings will own all of Niagara

    Mohawk's outstanding common stock and certain Niagara Mohawk's non-utility subsidiaries will become separate subsidiaries of Holdings.

    8. WILL I HAVE TO EXCHANGE MY NIAGARA MOHAWK STOCK CERTIFICATES FOR NEW HOLDINGS CERTIFICATES?

        No. Your present certificates for Niagara Mohawk Common Stock will automatically represent an equal number of shares of Holdings common stock when the exchange occurs and will no longer represent Niagara Mohawk Common Stock.

    9. WHEN WILL THE SHARE EXCHANGE OCCUR?

        The exchange will occur once all the required regulatory approvals are obtained. Assuming shareholder approval at the Annual Meeting, Niagara Mohawk expects this to occur in the first quarter of 1999.

    10. WHERE WILL MY HOLDINGS COMMON STOCK BE TRADED? WHAT WILL BE THE TICKER SYMBOL?

        Holdings common stock will be listed on the New York Stock Exchange, and will trade under the ticker symbol "NMK".


        Niagara Mohawk's Common Stock is presently listed and principally traded on the New York Stock Exchange. The reported closing price of the Common Stock on May 28, 1998 was $12 3/16. After the share exchange, Niagara Mohawk's Common Stock will no longer trade and will be delisted.

    11. WHAT IS THE EFFECT ON DIVIDENDS?

        Niagara Mohawk suspended the common stock dividend in 1996 to help stabilize its financial condition. In making future dividend decisions with respect to Niagara Mohawk or Holdings, the applicable board will evaluate, along with standard business considerations, the entity's financial condition, contractual and regulatory restrictions, the degree of competitive pressure on prices, available cash flow, current and retained earnings and other strategic considerations.

        Following the share exchange, dividends on Niagara Mohawk preferred stock will continue to be paid by Niagara Mohawk.

    12. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES TO COMMON SHAREHOLDERS?

        If a shareholder exchanges solely Niagara Mohawk Common Stock solely for Holdings common stock, that shareholder will not recognize any gain or loss under Federal income tax laws.

    13. WILL NIAGARA MOHAWK PREFERRED STOCK OR BONDS BE EXCHANGED?

        No. Niagara Mohawk's preferred stock will not be exchanged and will continue as outstanding shares of Niagara Mohawk preferred stock. The rights of holders of the preferred shares as provided in Niagara Mohawk's certificate of incorporation will not change. Niagara Mohawk's First Mortgage Bonds, as well as the unsecured notes to be issued in connection with the financing of the MRA, will not change and will continue to be obligations of Niagara Mohawk.

    14. WHO WILL MANAGE THE HOLDING COMPANY?

        A new Board of Directors of Holdings will be elected before the share exchange by Niagara Mohawk as sole shareholder of Holdings. It will consist of the then existing Niagara Mohawk directors. Certain existing officers of Niagara Mohawk will also serve as officers of Holdings. William E. Davis will be chairman and chief executive officer and a director of Holdings, and will continue as chairman and chief executive officer and a director of Niagara Mohawk.

        The PowerChoice Agreement contains certain restrictions on Board and managerial interlocks between Niagara Mohawk and Holdings and other subsidiaries of Holdings.

    15. HOW WILL MY PARTICIPATION IN THE DIVIDEND REINVESTMENT PLAN BE AFFECTED?

        All shares of Niagara Mohawk Common Stock held under the Dividend Reinvestment and Stock Purchase Plan will be automatically exchanged for shares of Holdings common stock. We will continue the Dividend Reinvestment and Stock Purchase Plan with Holdings common stock after the share exchange.

    16. WHAT DO I NEED TO DO NOW?


        Just mail your signed proxy card in the enclosed postage-paid return envelope as soon as possible, so that your shares may be represented at the Annual Meeting. The meeting will take place on Monday, June 29, 1998 at the Buffalo Convention Center, Convention Center Plaza, Buffalo, New York.


    17. WHAT SHAREHOLDER VOTE IS REQUIRED FOR APPROVAL OF THE HOLDING COMPANY PROPOSAL AND THE SHARE
        EXCHANGE?

        Holders of record of Niagara Mohawk Common Stock on May 7, 1998 are entitled to vote at the Annual Meeting. Two-thirds of the outstanding shares of Niagara Mohawk Common Stock must be voted "For" Proposal 4 at the Annual Meeting in order to approve the holding company proposal and the share exchange.

    18. WHO CAN I CALL IF I HAVE ANY QUESTIONS?

        We have set up a special number for you. You are welcome to call D.F. King & Co., Inc., which is assisting in our proxy solicitation, toll free, at 1-800-848-3405.

FOR NIAGARA MOHAWK EMPLOYEES AND RETIREES:

    19. HOW WILL STOCK-BASED EMPLOYEE BENEFIT PLANS BE AFFECTED?

        Niagara Mohawk's Employee Savings Fund Plans for Represented and Non-Represented Employees and its 1992 Stock Option Plan will be amended to provide for ownership of common shares of Holdings instead of Niagara Mohawk Common Stock, and Holdings will take over responsibility for these plans. All existing shares of Niagara Mohawk Common Stock held in these plans, or subject to plan options or performance awards, will automatically become an equal number of common shares or stock options or performance awards of Holdings, and Holdings will be the issuer of future stock options and awards.

    20. WHAT WILL HAPPEN TO NIAGARA MOHAWK'S RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS?

        Holdings will take over responsibility for all Niagara Mohawk retirement and employee benefit plans, such as our defined benefit pension plans, health plans and disability plans. Benefits provided for in these plans will not be changed as a result of our restructuring into a holding company.

SUMMARY OF OTHER SELECTED INFORMATION:

CERTAIN CONSIDERATIONS

    Certain factors for your consideration in determining whether to vote "For" Proposals 2 and 3 or the holding company proposal and to adopt the related Agreement and Plan of Exchange are discussed under "Certain Considerations" under Proposal 2 and "Certain Considerations" under Proposal 4.

REGULATORY APPROVALS


    The PSC has approved the MRA and the holding company concept in the PowerChoice Agreement. Niagara Mohawk plans to file shortly for certain approvals and exemptions with respect to the holding company under the Federal Power Act, the Atomic Energy Act and the Public Utility Holding Company Act of 1935, and will make additional filings with respect to the holding company with the PSC.


CONDITIONS TO THE SHARE EXCHANGE

    Completion of the share exchange depends on the satisfaction of certain conditions, including; (a) common shareholder approval at the Annual Meeting;
(b) receipt of all necessary regulatory approvals; (c) Holdings' common shares being listed on the New York Stock Exchange; and (d) a certificate of exchange being filed with the New York Department of State.

AMENDMENT OR TERMINATION OF THE EXCHANGE AGREEMENT

    The Niagara Mohawk and Holdings Boards of Directors may amend any of the terms of the Agreement and Plan of Exchange at any time before or after its adoption by common shareholders. No amendment, however, may materially and adversely affect the rights of Niagara Mohawk's shareholders.

    The Agreement may be terminated and the share exchange abandoned at any time before or after shareholders adopt the Agreement if Niagara Mohawk's Board of Directors determines that the completion of the share exchange would not be in the best interests of Niagara Mohawk or its shareholders.

COMPARATIVE SHAREHOLDERS' RIGHTS

    When the share exchange is completed, holders of Niagara Mohawk Common Stock will automatically become holders of Holdings' common stock, and their rights will be governed by Holdings' certificate of incorporation and by-laws instead of those of Niagara Mohawk. Certain differences between the rights of holders of Holdings common stock and those of holders of Niagara Mohawk Common Stock are summarized on pages 73-75.

    Shares of Niagara Mohawk preferred stock will not be exchanged but will continue as shares of Niagara Mohawk preferred stock. The share exchange will not change the rights of holders of preferred stock as currently provided in Niagara Mohawk's certificate of incorporation.

REGULATION OF HOLDINGS AND NIAGARA MOHAWK

    Following the share exchange, Holdings, as the parent company of Niagara Mohawk, will have to comply with the provisions of the PowerChoice Agreement. Niagara Mohawk will continue to be regulated by the PSC as before. The PSC order contains restrictions on transactions between Niagara Mohawk and Holdings and other Holdings subsidiaries, loans, guarantees or pledges by Niagara Mohawk for the benefit of Holdings or Holdings' subsidiaries, and on Board and managerial interlocks.


    Niagara Mohawk currently is exempt from the federal Public Utility Holding Company Act of 1935 (the "Holding Company Act") by virtue of Section 3(a)(2) of such act which exempts holding companies which are themselves state regulated utilities. When the share exchange occurs, Holdings will become a "public utility holding company" and will file an application with the Securities and Exchange Commission to exempt it and each of its subsidiaries under Section 3(a)(1) from such act (except for those provisions requiring approval of certain acquisitions and investments).


NEW RATE PLAN OF NIAGARA MOHAWK

    The PowerChoice Agreement contains a new rate plan that will take effect within 30 days of approval by the PSC of the new tariffs, and will remain in effect for five years. The new tariffs will not take effect until after the closing of the MRA. The rate plan will reduce average electricity prices for residential and commercial customers by 3.2% over the first three years. This reduction will include certain savings that will result from partial reductions of the New York State Gross Receipts Tax. Industrial customers will receive average price reductions of 25% relative to 1995 price levels; the calculation of the level of these decreases includes discounts currently offered to some industrial customers through optional and flexible rate programs. During the term of the PowerChoice Agreement, the Company will be permitted to defer certain costs, associated primarily with environmental remediation, nuclear decommissioning and related costs, and changes in laws, regulations, rules and orders. The Company must also defer during the term of the PowerChoice Agreement the difference between the assumed weighted average interest rate of 8.5% used by the Company to prepare its PowerChoice proposal and the weighted average interest rate for the Senior Notes portion of the MRA Financing. In years four and five of its rate plan, the Company can request an increase in prices subject to a cap of 1% of the all-in price, excluding commodity costs (e.g., transmission, distribution, nuclear, and forecasted CTC). In addition to the price cap, the PowerChoice Agreement provides for the recovery of deferrals established in years one through four, and cost variations in the MRA financial contracts resulting from the indexing provisions of these contracts. Overall, price increases in years four and five are limited to the rate of inflation. The rate plan will continue to govern Niagara Mohawk's utility rates and charges even if common shareholders do not approve the holding company proposal and adopt the Agreement and Plan of Exchange at the Annual Meeting. In the event that shareholders do not approve the holding company proposal, Niagara Mohawk will not be able to realize any benefits from a holding company structure, which the Company believes are important in the future deregulated competitive environment of the energy industry.

STATUTORY APPRAISAL RIGHTS

    Because of a recent change in New York law, holders of shares of Niagara Mohawk Common Stock who do not vote for the holding company proposal and adoption of the Agreement and Plan of Exchange will not have any right to dissent and seek the fair value of their Common Stock in cash under New York law.

                                  INTRODUCTION

SOLICITATION OF PROXIES


    This Prospectus/Proxy Statement contains both a proxy statement furnished in connection with the solicitation, by and on behalf of the Board of Directors of Niagara Mohawk, of proxies to be voted at the Annual Meeting of Niagara Mohawk's shareholders which will be held at the Buffalo Convention Center on Monday, June 29, 1998 at 10:30 a.m. and at any adjournment or adjournments thereof, and a prospectus of Holdings, relating to the issuance of up to 191,865,829 shares of Holdings common stock upon the consummation of the holding company structure for Niagara Mohawk described herein. This proxy statement and form of proxy are first being mailed to holders on or about June 1, 1998. The mailing address of the executive offices of Niagara Mohawk is 300 Erie Boulevard West, Syracuse, New York 13202.


    The enclosed form of Proxy is solicited by and on behalf of the Board of Directors of Niagara Mohawk. Niagara Mohawk has employed D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $30,000 plus out-of-pocket expenses which will be borne by Niagara Mohawk. Officers and employees of Niagara Mohawk may solicit for no extra compensation. Solicitation is being made by the use of the mails, but may also be made by telephone, telegram and personal interviews. Niagara Mohawk will request brokers or other persons holding stock in their names, or in the names of their nominees, to forward proxy material to the beneficial owners of such stock or request authority for the execution of the proxies and, upon request, will reimburse such brokers or other persons for their reasonable out-of-pocket expenses in doing so.

VOTING RIGHTS AND VOTE REQUIRED

    RECORD DATE

    The close of business on May 7, 1998, has been fixed as the record date for determining the holders of Common Stock entitled to vote at the meeting. Only shareholders of Common Stock whose names appeared on the books of Niagara Mohawk on the record date will be entitled to notice of and to vote at the meeting and at any adjournment thereof. On the record date, there were 144,419,351 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote.

    Shareholders are urged to sign the accompanying form of proxy and return it promptly in the envelope provided for that purpose. The proxy does not affect the right to vote in person at the meeting. Proxies will be voted in accordance with the shareholders' directions. If no directions are given, proxies will be voted FOR the election of the nominees for directors set forth in this Prospectus/Proxy Statement; FOR Proposals 2 and 3, which, respectively, approve the issuance of Common Stock in connection with the MRA and increase the number of authorized shares of Common Stock from 185 million shares to 250 million shares; FOR Proposal 4, which will authorize the holding company structure and the related share exchange; and against Proposals 5 and 6, the shareholder proposals. In the event any nominee or director withdraws or is for any reason unable to serve, a contingency not presently anticipated, proxies will be voted for any nominee that may be designated by the Board of Directors as a substitute nominee.

    A majority of the shares entitled to vote at the meeting shall constitute a quorum. A plurality of the votes cast at the meeting is required to elect directors under Proposal 1. A majority of the votes cast is necessary to approve Proposal 2 (issuance of shares to the IPPs), provided a majority of the outstanding stock has cast a vote. A majority of the votes cast is necessary to approve Proposals 5 and 6 (the shareholder proposals). A majority of the outstanding Common Stock is necessary to approve Proposal 3 (the amendment of the Corporation's Certificate of Incorporation). A vote of two-thirds of the outstanding Common Stock is necessary to approve Proposal 4 (the holding company proposal). Except where otherwise provided by law, an affirmative vote of a majority of the votes cast at the meeting is required for approval of any other matter. Abstentions and broker non-votes will not be considered as votes cast with respect to a particular matter, but will be counted in the number of shares present in person or represented by proxy for purposes of determining whether a quorum is present. Proposals 2, 3, 4, 5 and 6 are considered "non-discretionary" under the rules of the New York Stock Exchange and brokers who have received no instructions from their clients do not have the authority to vote on the proposals.

    Full and fractional shares held by Niagara Mohawk for each participant in the Dividend Reinvestment and Common Stock Purchase Plan will be voted by Niagara Mohawk, as the registered owner of such shares, in accordance with the participant's instructions on the Proxy.

    Voting is confidential, in accordance with the provisions of Sections 8 and 9 of Article II of the by-laws of Niagara Mohawk (the "By-Laws"). Tabulation of proxies and the votes cast at the meeting is conducted by an independent inspector of election. Any information which would identify the vote of any shareholder is held permanently confidential and will not be disclosed to Niagara Mohawk, except in limited circumstances set forth in such Sections of the By-Laws.


    ADJOURNMENTS. It is Niagara Mohawk's present expectation that on the scheduled date of the Annual Meeting, votes will be taken and the polls closed on all Proposals. It is possible, however, that management may propose one or more adjournments of the Annual Meeting, either to allow the inspectors of election to count and report on the votes cast after the polls have been closed, or, without closing the polls as to one or more Proposals, in order to permit further solicitation of proxies with respect to one or more Proposals or for other reasons. In order for any such adjournment to be approved, the votes cast in favor thereof must represent a majority of the total number of votes cast by the holders of the Common Stock present at the meeting in person or by proxy. Proxies solicited by the Board of Directors will be voted at the Annual Meeting in favor of any adjournment proposed by management but will not be considered a direction to vote for any adjournment proposed by others. If any adjournment is properly proposed at the Annual Meeting on behalf of any person other than management, the persons named as proxies, acting in such capacity, will have discretion to vote on such adjournment in accordance with their best judgment.


    Attendance at the Annual Meeting will be limited to shareholders of record, beneficial owners of Common Stock entitled to vote at the meeting having evidence of ownership, the authorized representative (one only) of an absent shareholder, and invited guests of the management. Any person claiming to be an authorized representative of a shareholder must, upon request, produce written evidence of the authorization. In order to assure a fair and orderly meeting and to accommodate as many shareholders as possible who may wish to speak at the meeting, management will permit only shareholders or their authorized representatives to address the meeting and such persons may speak only once for up to two minutes. In addition, management will require that any signs, banners, placards and similar materials be left outside the meeting room.

    REVOCATION OF PROXIES. A shareholder who has executed and returned a proxy may revoke it at any time before it is voted by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of Niagara Mohawk or by attending the Annual Meeting and voting in person.

    NIAGARA MOHAWK'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES NAMED IN PROPOSAL 1.

    NIAGARA MOHAWK'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MRA AND RECOMMENDS A VOTE "FOR" THE ISSUANCE OF COMMON STOCK IN CONNECTION WITH THE MRA AND TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK TO 250 MILLION AS DISCUSSED IN PROPOSALS 2 AND 3.

    IN ADDITION, THE BOARD HAS UNANIMOUSLY APPROVED THE HOLDING COMPANY STRUCTURE AND ADOPTED THE EXCHANGE AGREEMENT AND RECOMMENDS A VOTE "FOR" THE HOLDING COMPANY PROPOSAL AND THE ADOPTION OF THE EXCHANGE AGREEMENT AS DISCUSSED IN PROPOSAL 4.

    FINALLY, NIAGARA MOHAWK'S BOARD RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSALS RELATING TO AN ENDORSEMENT BY THE COMPANY OF THE CERES PRINCIPLES AND EXECUTIVE COMPENSATION, AS DISCUSSED IN PROPOSALS 5 AND 6.

--------------------------------------------------------------------------------
PROPOSAL 1: NOMINATION AND ELECTION OF DIRECTORS
--------------------------------------------------------------------------------

    The Board of Directors currently consists of thirteen directors. Mr. Edmund
M. Davis will retire from the Board of Directors at the Annual Meeting after 28 years of service. The Board of Directors is deeply appreciative of the contributions made by Mr. Davis. At the Annual Meeting, five directors will be elected to Class I of the Board of Directors for three-year terms expiring at the 2001 Annual Meeting or until their respective successors are duly elected and qualified. As a result, the Company will have fourteen directors following the 1998 Annual Meeting. Directors will be elected by a plurality of the votes cast at the meeting.


    Of the five nominees, Messrs. Budney and Panasci and Dr. Hill are members of the present Board of Directors. Messrs. Alfiero and Johnson are being proposed for election to the Board of Directors for the first time. Mr. Alfiero's appointment is subject to regulatory approval. Section 305(b) of the Federal Power Act restricts the ability of a director of a public utility to simultaneously hold a position as an officer or director of other specified corporations. Application seeking approval from the Federal Energy Regulatory Commission will be filed by Mr. Alfiero in the near future to concurrently hold the positions of Director of Niagara Mohawk and Director of Marine Midland Bank; Phoenix Home Life Mutual Insurance Company and Southwire Company.


    In accordance with the Company's Certificate of Incorporation, the Board of Directors is divided into three classes, composed of as nearly equal a number of directors as is possible, with staggered terms of office so that one class of the directors must be elected at each annual meeting. Because of the lateness of the 1998 Annual Meeting, the By-laws were amended to provide that no person who had reached 70 as of May 1 in the applicable year could stand for reelection. Previously, persons who had reached 70 could not stand for reelection.

    As applicable to each nominee and continuing director, the name, age as of May 1, 1998, principal occupation, business experience for the last five years or more, other directorships and the year in which first elected a director, are set forth below.

BUSINESS BACKGROUND OF NOMINEES AND DIRECTORS
--------------------------------------------------------------------------------

NOMINEES FOR CLASS I DIRECTORS--TERMS EXPIRING IN 2001

SALVATORE H. ALFIERO

    - CHAIRMAN AND CHIEF EXECUTIVE OFFICER, MARK IV INDUSTRIES, INC.

    - NOMINEE FOR ELECTION

    Mr. Alfiero, age 60, Chairman and Chief Executive Officer, Mark IV Industries, Inc., a manufacturer of engineered systems and components for power transmission, fluid power and transfer, and filtration applications, located in Amherst, NY. Mr. Alfiero founded Mark IV Industries, Inc. in 1969 and has been Chairman and Chief Executive Officer since its inception. Director of Marine Midland Bank; Phoenix Home Life Mutual Insurance Company; and Southwire Company.

ALBERT J. BUDNEY, JR.

    - PRESIDENT OF THE COMPANY

    - DIRECTOR SINCE 1995

    Mr. Budney, age 50, was elected President of the Company in 1995. Mr. Budney was previously employed by UtiliCorp United, Inc., an energy services company, as Managing Vice President of the UtiliCorp Power Services Group and as President of the Missouri Public Service Division. Mr. Budney joined UtiliCorp United, Inc. in 1993. Prior to that, he was Vice President of Stone & Webster Engineering Corp., where he managed the engineering firm's Boston Business Development Department. Director of Plum Street Enterprises, Inc. ("Plum Street"); Canadian Niagara Power Company, Limited ("CNP"); and Utilities Mutual Insurance Company. President of Opinac North America, Inc. ("Opinac NA"), a wholly-owned subsidiary of the Corporation. Opinac NA holds 100% of Plum Street and, through its subsidiary, Opinac Energy Corporation ("Opinac"), a 50 percent interest in CNP.

DR. BONNIE GUITON HILL

    - PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE TIMES MIRROR FOUNDATION AND VICE PRESIDENT OF THE TIMES MIRROR COMPANY

    - DIRECTOR SINCE 1991

    - MEMBER OF AUDIT, CORPORATE PUBLIC POLICY & ENVIRONMENTAL AFFAIRS AND FINANCE COMMITTEES OF THE BOARD


    Dr. Hill, age 56, President and Chief Executive Officer of The Times Mirror Foundation, a non-profit institution, and Vice President of The Times Mirror Company, a news and information company, located in Los Angeles, CA. Dr. Hill served as Dean and Professor of Commerce of the McIntire School of Commerce at the University of Virginia from 1992-1996. Prior to that, she served as the Secretary of State and Consumer Services Agency for the State of California. Director of AK Steel Corporation; Hershey Foods Corporation; and Louisiana-Pacific Corporation.


CLARK A. JOHNSON

    - CHAIRMAN AND CHIEF EXECUTIVE OFFICER, PIER 1 IMPORTS INC.

    - NOMINEE FOR ELECTION

    Mr. Johnson, age 67, Chairman and Chief Executive Officer, Pier 1 Imports Inc., a specialty retailer of imported home furnishings, gifts and related items, located in Fort Worth, TX. From May 1985 to March 1988, Mr. Johnson served as President and Chief Executive Officer of Pier 1 Imports Inc. and has been Chairman and Chief Executive Officer since 1988. Director of Pier 1 Imports Inc., Albertson's Inc., InterTAN Inc., Metro Media International Group and Land Care Inc.

HENRY A. PANASCI, JR.

    - CHAIRMAN, CYGNUS MANAGEMENT GROUP, LLC

    - DIRECTOR SINCE 1988

    - MEMBER OF COMPENSATION & SUCCESSION, CORPORATE PUBLIC POLICY AND ENVIRONMENTAL AFFAIRS AND FINANCE COMMITTEES OF THE BOARD

    Mr. Panasci, age 69, Chairman of Cygnus Management Group, LLC, a consulting firm specializing in venture capital and private investments located in Syracuse, NY. Mr. Panasci retired in 1996 as Chairman of the Board and Chief Executive Officer of Fay's Incorporated, a drug store chain. Mr. Panasci co-founded Fay's Drug Co., Inc. with his father in 1958. Director of National Association of Chain Drug Stores.
                            ------------------------

CONTINUING CLASS II DIRECTORS--TERMS EXPIRING IN 1999

WILLIAM F. ALLYN

    - PRESIDENT AND CHIEF EXECUTIVE OFFICER OF WELCH ALLYN, INC.

    - DIRECTOR SINCE 1988

    - MEMBER OF AUDIT, COMPENSATION & SUCCESSION, AND NUCLEAR OVERSIGHT COMMITTEES OF THE BOARD

    Mr. Allyn, age 62, President and Chief Executive Officer of Welch Allyn, Inc., Skaneateles Falls, NY, a manufacturer of medical diagnostic instrumentation, bar code readers and optical scanning devices. Mr. Allyn joined Welch Allyn, Inc. in 1962 and was elected to his present position in 1980. Director of First Empire State Corporation; Oneida Limited; and Perfex Corporation.

WILLIAM E. DAVIS

    - CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

    - DIRECTOR SINCE 1992

    - CHAIRPERSON OF EXECUTIVE COMMITTEE OF THE BOARD

    Mr. Davis, age 56, was elected Chairman of the Board and Chief Executive Officer of the Company in 1993. Mr. Davis joined the Company in 1990 and was elected Senior Vice President in April 1992, serving in that capacity until elected Vice-Chairman of the Board of the Corporation in November 1992. Director of Opinac NA; Plum Street; Opinac; CNP; and Utilities Mutual Insurance Company. Mr. Davis is also the Chairman of the Board of Plum Street and holds the position of Secretary, Utilities Mutual Insurance Company.

WILLIAM J. DONLON

    - FORMER CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

    - DIRECTOR SINCE 1980

    Mr. Donlon, age 68, retired in 1993 as Chairman of the Board and Chief Executive Officer of the Company with 45 years service as an active employee. Director of Opinac; and Directors' Advisory Council--Syracuse Division for M&T Bank.

ANTHONY H. GIOIA

    - CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF GIOIA MANAGEMENT, INC.

    - DIRECTOR SINCE 1996

    - MEMBER OF EXECUTIVE, COMPENSATION & SUCCESSION AND NUCLEAR OVERSIGHT COMMITTEES OF THE BOARD

    Mr. Gioia, age 56, Chairman and Chief Executive Officer of Gioia Management, Inc., a holding company for several companies, including three packaging companies located in Buffalo and Lockport, NY. Mr. Gioia has held his present position since 1987.

DR. PATTI MCGILL PETERSON

    - EXECUTIVE DIRECTOR OF THE COUNCIL FOR INTERNATIONAL EXCHANGE OF SCHOLARS AND VICE PRESIDENT OF THE INSTITUTE FOR INTERNATIONAL EDUCATION

    - DIRECTOR SINCE 1988

    - MEMBER OF EXECUTIVE, AUDIT (CHAIRPERSON) AND CORPORATE PUBLIC POLICY & ENVIRONMENTAL AFFAIRS COMMITTEES OF THE BOARD

    Dr. Peterson, age 54, Executive Director of the Council for International Exchange of Scholars and Vice President of the Institute for International Education, affiliated non-profit institutions headquartered in Washington, DC and New York, NY, respectively. From 1996 to 1997, Dr. Peterson was a Senior Fellow of the Cornell Institute for Public Affairs, Cornell University, Ithaca, NY. Dr. Peterson also served as

President of St. Lawrence University from 1987-1996. Prior to that, she was President of Wells College. She holds the title President Emerita at both institutions. Independent Trustee of John Hancock Mutual Funds.

CONTINUING CLASS III DIRECTORS--TERMS EXPIRING IN 2000

LAWRENCE BURKHARDT, III

    - NUCLEAR CONSULTANT

    - DIRECTOR SINCE 1988

    - CHAIRPERSON OF NUCLEAR OVERSIGHT COMMITTEE OF THE BOARD

    Mr. Burkhardt, age 65, independent consultant to the nuclear industry since 1990. Prior to his retirement in 1990, Mr. Burkhardt was employed by the Company and served as Executive Vice President of Nuclear Operations. Director of MACTEC, Inc., formerly Management Analysis Company.

DOUGLAS M. COSTLE

    - DISTINGUISHED SENIOR FELLOW AND CHAIRMAN OF THE BOARD OF THE INSTITUTE FOR SUSTAINABLE COMMUNITIES

    - DIRECTOR SINCE 1991

    - MEMBER OF EXECUTIVE, AUDIT, CORPORATE PUBLIC POLICY & ENVIRONMENTAL AFFAIRS (CHAIRPERSON), AND NUCLEAR OVERSIGHT COMMITTEES OF THE BOARD

    Mr. Costle, age 58, Distinguished Senior Fellow and Chairman of the Board of the Institute for Sustainable Communities, a non-profit organization located in Montpelier, VT. Mr. Costle has held his present position since 1991. Former Dean of the Vermont Law School in South Royalton, Vermont, and Administrator of the U.S. Environmental Protection Agency. Independent Trustee of John Hancock Mutual Funds.

DONALD B. RIEFLER

    - FINANCIAL MARKET CONSULTANT

    - DIRECTOR SINCE 1978

    - MEMBER OF EXECUTIVE, AUDIT, FINANCE (CHAIRPERSON), AND NUCLEAR OVERSIGHT COMMITTEES OF THE BOARD

    Mr. Riefler, age 70, financial market consultant and advisor to J. P. Morgan, Florida FSB, Palm Beach, FL, a private banking concern affiliated with
J. P. Morgan & Co., Inc. Prior to his retirement in 1991, Mr. Riefler was Chairman of the Market Risk Committee for J. P. Morgan & Co. Inc. and Morgan Guaranty Trust Company of New York.

STEPHEN B. SCHWARTZ

    - RETIRED SENIOR VICE PRESIDENT, INTERNATIONAL BUSINESS MACHINES CORPORATION

    - DIRECTOR SINCE 1992

    - MEMBER OF EXECUTIVE, COMPENSATION & SUCCESSION (CHAIRPERSON) AND FINANCE COMMITTEES OF THE BOARD

    Mr. Schwartz, age 63, retired as Senior Vice President of International Business Machines Corporation in 1992. Mr. Schwartz joined IBM in 1957 and was elected Senior Vice President in 1990. Director of MFRI, Inc.

BOARD OF DIRECTORS AND COMMITTEES
--------------------------------------------------------------------------------

MEETINGS AND ATTENDANCE

    During 1997, 14 meetings of the Company's Board of Directors were held. Each director, except for Mr. Edmund M. Davis, attended more than 75 percent of the combined total of meetings of the Board of Directors and the committees on which he or she served.

    There are six standing committees of the Board: the Executive Committee, the Audit Committee, the Compensation and Succession Committee, the Committee on Corporate Public Policy and Environmental Affairs, the Finance Committee and the Nuclear Oversight Committee. The Board does not have a standing Nominating Committee to nominate candidates for Board membership, but functions as a committee of the whole. Any nomination may be made from the floor by any shareholder who has made a written request to the Company to have such nomination considered at the annual meeting in accordance with the requirements of the Company's By-Laws. Information with respect to the Audit Committee and the Compensation and Succession Committee is set forth below.

AUDIT COMMITTEE

    The Audit Committee, consisting of Patti McGill Peterson, Chairperson, William F. Allyn, Douglas M. Costle, Bonnie Guiton Hill and Donald B. Riefler, all of whom are non-employee directors, met 10 times in 1997. Duties performed by the Audit Committee include meeting with the independent accountants, chief internal auditors and certain personnel of the Company to discuss the planned scope of auditing examinations and the adequacy of internal controls and interim and annual financial reporting; reviewing the results of the annual examination of the consolidated financial statements and periodic internal audit examinations; reviewing the services and fees of the Company's independent accountants; overseeing matters involving compliance with corporate business ethics policies; reviewing management's assessment of financial risks; authorizing and participating in special projects and studies; and performing any other duties or functions deemed appropriate by the Board.

COMPENSATION AND SUCCESSION COMMITTEE

    The Compensation and Succession Committee, consisting of Stephen B. Schwartz, Chairperson, William F. Allyn, Edmund M. Davis, Anthony H. Gioia and Henry A. Panasci, Jr., all of whom are non-employee directors, met eight times during 1997. The Committee evaluates the performance of the Corporation's Chief Executive Officer and the other senior officers of the Company; reviews the annual and incentive compensation of the elected officers of the Company, the Company's compensation programs and benefit plans, and officer development and succession plans; makes recommendations to the Board of Directors with respect to these matters; and meets with the Company's actuarial advisors to review the advisor's annual reports and progress toward funding the pension, post-retirement health plans, and supplemental executive retirement plan.

COMPENSATION AND SUCCESSION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
--------------------------------------------------------------------------------

    Directors Allyn, Edmund Davis, Gioia, Panasci and Schwartz, all of whom are non-employee directors, are the members of the Compensation and Succession Committee.

    No person serving during 1997 as a member of the Compensation and Succession Committee of the Board served as an officer or employee of the Company or any of its subsidiaries during or prior to 1997.

    No person serving during 1997 as an executive officer of the Company serves or has served as a director or a member of the compensation committee of any other entity that has an executive officer who serves or has served either as a member of the Compensation and Succession Committee or as a member of the Board of Directors of the Company.

--------------------------------------------------------------------------------
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table shows the persons (as the term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Corporation to own more than five percent (5%) of the Company's Common Stock as of December 31, 1997.

                                         NAME AND ADDRESS OF BENEFICIAL     AMOUNT AND NATURE OF
TITLE OF CLASS                                       OWNER                  BENEFICIAL OWNERSHIP  PERCENT OF CLASS
------------------------------------  ------------------------------------  --------------------  -----------------
Common Stock........................  FMR Corp.                                   14,441,831(1)           10.00%
                                      82 Devonshire Street
                                      Boston, Massachusetts 02109

Common Stock........................  Fidelity Management Trust Co.               11,829,786(2)            8.19%
                                      82 Devonshire Street,
                                      Boston, Massachusetts 02109

Common Stock........................  The Prudential Insurance                     8,404,245(3)            5.82%
                                      Company of America
                                      751 Broad Street
                                      Newark, New Jersey 07102-3777

------------------------

(1) Includes 1,873,631 shares with respect to which FMR Corp. has sole voting power and 14,441,831 with sole power to dispose or to direct disposition as reported on Schedule 13G, dated February 14, 1998, filed with SEC.

(2) The above represents shares in the Company's Non-Represented and Represented Employees' Savings Fund Plans. Fidelity Management Trust Company serves as Trustee. The Trustee will vote all shares of Common Stock held in the Trusts established for the Plans in accordance with the directions received from the employees participating in the Plans. The Trustee will vote shares for which it receives no instructions in the same proportion as it votes shares for which it receives instructions.

(3) Includes 789,900 shares with respect to which Prudential Insurance Company of America has sole voting power; 7,575,445 shares with shared power to vote; 789,900 shares with sole power to dispose or to direct disposition and 7,614,345 shares with shared power to dispose, as reported on Schedule 13G, dated February 10, 1998, filed with the SEC.

    The Company believes that holders of approximately 88.2% of the Company's Common Stock outstanding as of December 31, 1997 elected to hold their shares, not in their own names, but in the names of banking or financial intermediaries. Accordingly, as of that date, 127,431,405 shares were registered in the nominee name of The Depository Trust Company, Cede & Co.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table reflects shares of the Company's Common Stock beneficially owned (or deemed to be beneficially owned pursuant to the rules of the Securities and Exchange Commission) as of April 7, 1998 by each director of the Company, each of the executive officers named in the Summary Compensation Table below and the current directors and executive officers of the Company as a group. The table also lists the number of stock units credited to directors, named executive officers and the directors and executive officers of the Company as a group as of April 7, 1998, pursuant to the Company's compensation and benefit programs. No voting rights are associated with stock units.

                                                                          NUMBER OF
                                                                     AMOUNT AND NATURE OF
TITLE OF                         NAME AND ADDRESS OF                      BENEFICIAL          PERCENT     STOCK UNITS
CLASS                              BENEFICIAL OWNER                       OWNERSHIP*         OF CLASS       HELD***
-----------------  ------------------------------------------------  --------------------  -------------  -----------
Common Stock       DIRECTORS:
                   Salvatore H. Alfiero............................            5,000(1)         **                 0
                   William F. Allyn................................            1,000            **             9,158(9)
                   Albert J. Budney, Jr............................           10,500(2)         **            72,500(10)
                   Lawrence Burkhardt, III.........................              452            **             2,773(9)
                   Douglas M. Costle...............................              500            **             9,551(9)
                   Edmund M. Davis.................................            2,274            **            26,386(9)
                   William E. Davis................................           45,238(3)         **           115,000(10)
                   William J. Donlon...............................           15,343(4)         **                 0
                   Anthony H. Gioia................................              500            **             2,311(9)
                   Bonnie Guiton Hill..............................            1,000            **             8,077(9)
                   Clark A. Johnson................................                0                               0
                   Henry A. Panasci, Jr............................            2,500            **             2,311(9)
                   Patti McGill Peterson...........................              500            **            11,199(9)
                   Donald B. Riefler...............................            1,000            **            25,877(9)
                   Stephen B. Schwartz.............................              500            **            11,204(9)
                   NAMED EXECUTIVES:
                   B. Ralph Sylvia.................................           22,787(5)         **            36,450(10)
                   John W. Powers..................................           26,659(6)         **            18,250(10)
                   Darlene D. Kerr.................................           15,726(7)         **            29,350(10)

                   All Directors and Executive Officers (23) as a
                     group.........................................          202,260(8)         **           484,797

------------------------

* Based on information furnished to the Company by the Directors and Executive Officers. Includes shares of Common Stock credited under the Employees' Savings Fund Plan as of March 10, 1998.

**  Less than one percent.

*** Stock units under the SIP were paid following the filing of this chart in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and thus this chart reflects the lower amounts.

(1) Shares of Common Stock beneficially owned as of May 18, 1998.

(2) Includes options for 10,000 shares of Common Stock exercisable within 60 days.

(3) Includes presently exercisable options for 42,625 shares of Common Stock.

(4) Includes presently exercisable options for 13,333 shares of Common Stock.

(5) Includes presently exercisable options for 18,000 shares of Common Stock.

(6) Includes presently exercisable options for 12,000 shares of Common Stock.

(7) Includes presently exercisable options for 9,000 shares of Common Stock.

(8) Includes presently exercisable options for 141,083 shares of Common Stock.

(9) Represents deferred stock units granted pursuant to the Outside Director Deferred Stock Unit Plan. No voting rights are associated with deferred stock units. For additional information regarding deferred stock units, refer to pages 24-25 ("Compensation of Directors").

(10) Represents stock units granted in 1996, 1997 and 1998 pursuant to the Long-Term Incentive Plan. No voting rights are associated with stock units. For additional information regarding stock units granted to named executives, refer to pages 17-18 ("Long-Term Incentive Plan").

    In addition to the shares of the Company's Common Stock, Albert J. Budney, Jr. indirectly owns 100 shares of the Company's Preferred Stock, 9 1/2% Series.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities and Exchange Act of 1934 requires the Company's directors, executive officers, beneficial owners of more than 10 percent of any class of equity securities and any other person subject to
Section 16 ("reporting persons") to file initial reports of ownership and reports of changes in ownership of the Company's equity securities with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on a review of the copies of such forms and written representations from the Company's directors and executive officers, the Company believes that during the preceding year the reporting persons have complied with all Section 16(a) filing requirements. After the effective time of the share exchange, Holdings' directors and officers, and persons who own more than 10 percent of a registered class of Holdings' equity securities, will become subject to these provisions.

--------------------------------------------------------------------------------
BOARD OF DIRECTORS' COMPENSATION AND SUCCESSION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

    The Compensation and Succession Committee of the Board of Directors (the "Committee") is composed entirely of non-employee directors. The Committee has responsibility for recommending officer salaries and for the administration of the Corporation's officer incentive compensation plans as described in this report. The Committee makes recommendations to the Board of Directors which makes final officer compensation determinations.

    This Committee report describes the Company's executive officer compensation policies, the components of the compensation program, and the manner in which 1997 compensation determinations were made for the Corporation's Chairman of the Board and Chief Executive Officer, Mr. William E. Davis.

    The 1997 Executive Officer Compensation Program was composed entirely of base salary, frozen at 1995 levels, and 1997 grants of stock units and stock appreciation rights ("SARs") made pursuant to the Long-Term Incentive Plan ("LTIP") adopted by the Board of Directors on September 25, 1996, as described later in this report.

BASE SALARY

    The Committee seeks to ensure that salaries of the Company's officers, including executive officers, remain competitive with levels paid to comparable positions among other U.S. electric and gas utilities with comparable revenues (collectively referred to as the "Comparator Utilities"). The Committee believes that competitive salaries provide the foundation of the Company's officer compensation program and are essential for the Company to attract and retain qualified officers, especially in light of the increasing competition within the industry. Each officer position has been assigned to a competitive salary range. The Committee intends to administer salaries within the 25th to 75th percentiles of practice with respect to those Comparator Utilities. The 1997 average salary of the five named executive officers falls below 25th percentile competitive levels. Since executive officer salaries were frozen at 1995 levels, as a condition for receipt of 1995 stock incentive grants, the competitiveness of annual executive officer compensation is heavily dependent on stock-related incentives in the form of stock units and stock appreciation rights granted under the 1995 Stock Incentive Plan ("SIP") and the LTIP.

1995 STOCK INCENTIVE PLAN

    On December 14, 1995, the Board of Directors approved the SIP to promote the success and enhance the value of the Company through the retention and continued motivation of the Company's officers and to focus their efforts toward the execution of business strategies directed toward improving financial returns to shareholders. Awards under the SIP consisted of stock units and SARs. These stock unit grants were paid in cash in April 1998 based on the fair market value of the Company's Common Stock during the last 12 consecutive trading days in 1997 ($9.922). Under the SIP, dividends are credited (in an amount equivalent to dividends paid, if any, on the Company's Common Stock) with respect to all stock units granted. These credits are reinvested at the prevailing stock price, thereby increasing the number of stock units payable at the end of the period. No dividends were credited to SIP stock units. The SARs became exercisable on January 2, 1998, and may be exercised until they expire on December 31, 2002.

    The SIP was structured so that any compensation earned by officers during the two-year period 1996 and 1997, other than base salary, will be based on the Company's year-end 1997 stock price and total returns realized by shareholders during this period. Accordingly, participants (including the executive officers listed in the Summary Compensation Table) did not receive any salary increases (except to reflect promotions), annual incentive compensation or stock option grants during 1996 and 1997. Generally speaking, SIP grants were structured so that the Company's stock price would have to more than double during this two-year period in order for the total compensation of the participants to approximate median competitive levels.

    The Committee does not intend to make further SIP grants other than the 1995 stock unit grants which became payable in early 1998 and the 1995 stock appreciation rights grants which became exercisable on January 2, 1998 and expire on December 31, 2002. Long-term incentive grants were made in 1996, 1997, and 1998 under the LTIP described below.

LONG-TERM INCENTIVE PLAN

    Because the Committee seeks to provide a continuous program of long-term stock incentives, on September 25, 1996 the Board of Directors adopted the LTIP and approved stock unit and SAR grants for the 1996-1998 period. These stock unit grants will be paid in cash in early 1999. Dividends are credited (in an amount equivalent to dividends paid, if any, on the Company's common stock) with respect to the 1996-1998 stock unit grants, which are reinvested at the prevailing stock price, thereby increasing the number of stock units payable in early 1999. The payment value of the stock units will be based on the average fair market value of the Company's common stock during the last 12 consecutive trading days in 1998. The 1996 LTIP SAR grants first become exercisable on January 2, 1999, and may be exercised until they expire on December 31, 2005.

    On January 29, 1997, the Board of Directors approved the grant of LTIP stock units and SARs for the 1997-1999 performance period. These stock units, and accumulated dividend stock units, will be paid in early 2000 based on the average fair market value of the Company's common stock during the last twelve consecutive trading days in 1999. The SARs first become exercisable on January 2, 2000, and can be exercised until they expire on December 31, 2006.

    The size of both the 1996-1998 and 1997-1999 LTIP stock unit and SAR grants were determined, based on the price of the Company's common stock at the time these grants were made, so that the combination of the officers' current salaries plus the grant date present value of SIP, and LTIP grants for the 1996-1998 and 1997-1999 performance periods, would approximate the 50th percentile of comparator utility total compensation practice for the three-year period 1995 through 1997. The competitiveness of the actual compensation realized from SIP and the 1996-1998 and 1997-1999 LTIP grants is dependent on the market value of the Company's common stock at the end of 1997, 1998, and 1999.

    The Board of Directors also approved a January 19, 1998 grant of LTIP stock units and SARs for the period 1998-2000. These stock units, and any accumulated dividend stock units, will be paid in early 2001 based on the average fair market value of the Company's Common Stock during the last 12 consecutive trading days in 2000. The SARs will first become exercisable on January 2, 2001, and can be exercised until they expire on December 31, 2007. The 1998 stock unit and SAR grants were determined so that the average current salary and the average grant date present value of the 1998 LTIP grants for the five named executive officers would approximate the 50th percentile of 1997 Comparator Utility total compensation practice.

    Through the combination of base salary, and during 1996, 1997 and 1998, stock unit and SAR grants, the Committee seeks to focus the efforts of officers toward improving, annually and over the longer-term, the financial returns for its shareholders.

COMPENSATION OF WILLIAM E. DAVIS, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
  OFFICER

    Mr. Davis became Chief Executive Officer on May 1, 1993. In April 1996, Mr. Davis voluntarily reduced his annual salary from a level of $490,000 to the current level of $450,500. The Committee has been advised by its consultant that Mr. Davis' 1997 salary falls below the 25th percentile relative to the chief executive officers of the Comparator Utilities. On December 13, 1995, the Board granted Mr. Davis 25,000 stock units and 142,500 SARs, with an exercise price of $10.75, under the SIP. As set forth above, SIP stock unit grants were paid to Mr. Davis and the other named executive officers in April 1998. Mr. Davis' SIP stock unit and SAR grants were intended to provide competitive total compensation opportunities during the 1996 and 1997 period, depending on the Company's stock price, considering that his salary would not be increased and that he would receive no annual incentive compensation payments and no stock options during this two-year period.

    As previously indicated, the Committee and the Board of Directors seek to provide a continuous program of long-term stock incentives beyond 1997 when SIP stock unit grants became payable and SIP SAR grants became exercisable. Accordingly, on September 25, 1996 the Board of Directors approved a grant of 45,000 stock units and 90,000 SARs, with an exercise price of $8.00, for Mr. Davis for the 1996-1998 performance period. On January 29, 1997 the Board of Directors approved a grant of 35,000 stock units and 70,000 SARs, with an exercise price of $10.30, for the 1997-1999 performance period. Both the 1996-1998 and 1997-1999 grants were made under the terms of the LTIP. The size of the 1996-1998 and 1997-1999 LTIP grants for Mr. Davis was determined so that the grant date present value of both grants, in combination with his current salary and his SIP grants, would approximate the 50th percentile for comparator utility chief executive officers during the 1995-1997 period. The competitiveness of the compensation Mr. Davis actually realizes from the SIP and LTIP grants is dependent on the market value of the Corporation's common stock at the end of 1997, 1998, and 1999.

    As previously indicated, the Board of Directors approved a January 19, 1998 grant of LTIP stock units and SARs for Mr. Davis for the period 1998-2000. The size of these grants was determined so that the sum of his current salary plus the grant date present value of the 1998 stock unit and SAR grants would fall approximately midway between the 25th and 50th percentiles of 1997 total compensation practice for electric/gas utilities of comparable size.

                            ------------------------

    The Committee is aware of the limitations that tax legislation has placed on the tax deductibility of compensation in excess of $1 million which is paid in any year to an executive officer. Currently none of the executive officers has received compensation subject to such limitations. The Committee will continue to monitor developments in this area and take appropriate actions to preserve the tax deductibility of compensation paid to executive officers, should this become necessary.

SUBMITTED BY THE COMPENSATION AND SUCCESSION COMMITTEE OF THE BOARD OF
  DIRECTORS:

Stephen B. Schwartz, Chairperson
William F. Allyn
Edmund M. Davis
Anthony H. Gioia
Henry A. Panasci, Jr.

--------------------------------------------------------------------------------
EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

    The table below sets forth all compensation paid by the Company and its wholly-owned subsidiaries for services rendered in all capacities during the fiscal years ended December 31, 1997, December 31, 1996 and December 31, 1995, to the Chairman of the Board and Chief Executive Officer and to each of the other four most highly compensated executive officers of the Company for the fiscal year ended December 31, 1997.

                           SUMMARY COMPENSATION TABLE
                        FISCAL YEARS 1997, 1996 AND 1995

                                                                                                       LONG-TERM
                                                                                                     COMPENSATION
                                                                                                    ---------------
                                                                                                        AWARDS
                                                ANNUAL COMPENSATION                                   RESTRICTED
                                        -----------------------------------      OTHER ANNUAL            STOCK
NAME                     POSITION         YEAR     SALARY ($)(A)  BONUS($)    COMPENSATION($)(C)     AWARDS ($)(D)
------------------  ------------------  ---------  -------------  ---------  ---------------------  ---------------
W. E. Davis         Chairman of the          1997      450,501        0                  110             371,875
                    Board and Chief          1996      462,351        0                    0             360,000
                    Executive Officer        1995      473,542        0                    0             246,875

A. J. Budney, Jr.   President and            1997      315,002        0                  110             185,938
                    Chief Operating          1996      315,002        0                2,956             180,000
                    Officer                  1995      236,251    50,000(B )          32,727             148,125

B. R. Sylvia        Executive Vice           1997      295,001        0                  110             117,938
                    President                1996      295,001        0                    0             114,000
                                             1995      295,001        0                    0              98,750

J. W. Powers        Senior Vice              1997      210,190        0                  110              85,000
                    President                1996      211,002        0                    0             142,000
                                             1995      209,251        0                    0                   0

D. D. Kerr          Senior Vice              1997      210,001        0                  110              85,000
                    President                1996      210,001        0                    0              82,000
                                             1995      191,085        0                    0              74,063


                       SECURITIES
                       UNDERLYING          ALL OTHER
NAME                 OPTIONS/SARS(#)    COMPENSATION(E)
------------------  -----------------  -----------------
W. E. Davis                70,000             42,358
                           90,000             43,365
                          152,500             35,729
A. J. Budney, Jr.          35,000             16,436
                           45,000             24,975
                           76,000             48,541
B. R. Sylvia               22,200             11,153
                           28,500             10,174
                           49,000             24,832
J. W. Powers               16,000            187,878
                           30,000             30,541
                           22,000             58,466
D. D. Kerr                 16,000              7,953
                           20,500              9,415
                           31,500              7,338

------------------------

(A) Includes all employee contributions to the Employees' Savings Fund Plan.

(B) 1995 bonus for Mr. Budney represents a bonus for 1995 guaranteed at the time he was hired if earnings per share thresholds were not met under the Officer Incentive Compensation Plan (an annual incentive compensation plan adopted by the Board of Directors on December 13, 1990, and suspended for 1996 and 1997 as a condition of participation in the SIP).

(C) 1996 and 1995 Other Annual Compensation for Mr. Budney represents amounts reimbursed for payment of taxes associated with relocation expenses. 1997 Other Annual Compensation for Messrs. Davis, Budney, Sylvia and Powers and Ms. Kerr represents amounts reimbursed for payment of taxes associated with non-cash compensation.

(D) In 1995, 57,500 stock units were granted to the above named executive officers pursuant to the SIP adopted by the Board of Directors on December 14, 1995. These stock units vested and became payable on December 31, 1997. No dividend equivalents were credited on these stock units. The 1995 values listed in the table were calculated by multiplying the stock units granted by the closing market price of the company's stock ($9.875) on the date of the grant (December 31, 1995).

    In 1996, 109,750 stock units were granted to the above named executive officers pursuant to the LTIP adopted by the Board of Directors on September 25, 1996. These grants were made for the three-year period January 1, 1996, through December 31, 1998, and vest and become payable on December 31, 1998. The 1996 values listed in the table were calculated by multiplying the stock units granted by $8.00, the price at the time these stock unit grants were determined. Dividend equivalents, if any, will be credited on these grants and will be paid when the related stock units are paid. For Mr. Powers, the value also includes the value of stock units granted in 1996 under the 1995 SIP.

    In 1997, 79,600 stock units were granted to the above named executive officers pursuant to the LTIP adopted by the Board of Directors on September 25, 1996. These grants were made for the three-year period January 1, 1997, through December 31, 1999, and vest and become payable on December 31, 1999. The 1997 values listed in the table were calculated by multiplying the stock units granted by $10.625, the price at the time these stock unit grants were determined. Dividend equivalents, if any, will be credited on these grants and will be paid when the related stock units are paid.

    As of the end of the 1997 fiscal year, based on a closing market price of $10.50, Mr. Davis held 105,000 stock units having a market value of $1,102,500; Mr. Budney held 55,000 stock units having a market value of $577,500; Mr. Sylvia held 35,350 stock units having a market value of $371,175; Mr. Powers held 25,750 stock units having a market value of $270,375; and Ms. Kerr held 25,750 stock units having a market value of $270,375.

(E) All Other Compensation for 1997 includes: employer contributions to the Company's Employees' Savings Fund Plan: Mr. Davis ($4,800), Mr. Sylvia ($4,800), Mr. Powers ($4,800), and Ms. Kerr ($4,800); taxable portion of life insurance premiums: Mr. Davis ($13,743), Mr. Budney ($2,436), Mr. Sylvia ($3,537), Mr. Powers ($3,528), and Ms. Kerr ($1,653); employer contributions to the Company's Excess Benefit Plan: Mr. Davis ($8,715), Mr. Sylvia ($1,837), Mr. Powers ($560), and Ms. Kerr ($1,500); directors fees received from Opinac: Mr. Davis ($15,000), Mr. Budney ($14,000), and Mr. Powers ($11,000); lump sum payment for accrued, unused vacation upon retirement: Mr. Powers ($62,490); severance allowance paid pursuant to Employment Agreement: Mr. Powers ($105,500); personal travel allowance: Mr. Sylvia ($979).

    The following table discloses, for the Chairman of the Board and Chief Executive Officer, Mr. William E. Davis and the other named executive officers, the number and terms of SARs granted during the fiscal year ended December 31, 1997.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                      INDIVIDUAL GRANTS
                                ------------------------------
                                  NUMBER OF      % OF TOTAL
                                 SECURITIES     OPTIONS/SARS
                                 UNDERLYING      GRANTED TO
                                OPTIONS/SARS      EMPLOYEES                                          GRANT DATE
                                   GRANTED        IN FISCAL        EXERCISE OR      EXPIRATION      PRESENT VALUE
NAME                                 (#)            YEAR        BASE PRICE ($/SH)    DATE (A)          ($)(B)
------------------------------  -------------  ---------------  -----------------  ------------  -------------------
W. E. Davis...................       70,000           23.62%            10.30        12/31/2006          249,200
A. J. Budney, Jr..............       35,000           11.81%            10.30        12/31/2006          124,600
B. R. Sylvia..................       22,200            7.49%            10.30        12/31/2006           79,032
J. W. Powers..................       16,000            5.40%            10.30        12/31/2006           56,960
D. D. Kerr....................       16,000            5.40%            10.30        12/31/2006           56,960

------------------------

(A) SARs granted in 1997 under the LTIP become exercisable January 2, 2000. All SARs become exercisable upon a change in control.

(B) The grant date present value of SARs is calculated using the Black-Scholes Option Pricing Model with the following assumptions: market price of the stock at the September 29, 1997 grant date ($10.30); exercise price of rights that expire on December 31, 2006 ($10.30); stock volatility (0.2957); dividend yield (2.86%); risk free rate (6.00%); exercise term (10 years); Black-Scholes ratio (0.3454); and Black-Scholes value ($3.56) for rights that expire on December 31, 2006. Stock volatility and dividend yield assumptions are based on 36 months of results for the period ending December 31, 1997.

    The following table summarizes exercises of options by the Chairman of the Board and Chief Executive Officer, Mr. William E. Davis, and the other named executive officers, the number of unexercised options held by them and the spread (the difference between the current market price of the stock and the exercise price of the option, to the extent that market price at the end of the year exceeds exercise price) on those unexercised options for fiscal year ended December 31, 1997.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                                                                VALUE OF
                                                                                        NUMBER OF              UNEXERCISED
                                                                                  SECURITIES UNDERLYING      OPTIONS/SARS AT
                                                                                 UNEXERCISED OPTIONS/SARS    FISCAL YEAR-END
                                                                                  AT FISCAL YEAR END (#)         ($) (A)
                                                                                --------------------------  -----------------
                                               SHARES
                                             ACQUIRED ON           VALUE
NAME                                        EXERCISE (#)       REALIZED ($)     EXERCISABLE  UNEXERCISABLE     EXERCISABLE
----------------------------------------  -----------------  -----------------  -----------  -------------  -----------------
W. E. Davis.............................              0                  0          32,625        312,500               0
A. J. Budney, Jr........................              0                  0               0        156,000               0
B. R. Sylvia............................              0                  0          13,000         99,700               0
J. W. Powers............................              0                  0           9,000         68,000               0
D. D. Kerr..............................              0                  0           6,000         68,000               0



NAME                                      UNEXERCISABLE
----------------------------------------  -------------
W. E. Davis.............................       239,000
A. J. Budney, Jr........................       119,500
B. R. Sylvia............................        75,690
J. W. Powers............................        78,200
D. D. Kerr..............................        54,450

------------------------

(A) Calculated based on the closing market price of the Corporation's common stock on December 31, 1997 ($10.50).

                        NIAGARA MOHAWK POWER CORPORATION
               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN(1)
          VS. S&P 500, EEI AND PEER GROUP OF EASTERN REGION UTILITIES

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                 TOTAL SHAREHOLDERS RETURNS

                                       1992       1993       1994       1995       1996       1997
NMPC                                 100.00     110.46      83.26      60.67      63.07      67.06
S&P 500 Index                        100.00     110.08     111.53     153.45     188.68     251.63
EEI Index                            100.00     111.66      97.28     123.91     123.13     159.17
Peer Group                           100.00     109.15      93.87     124.16     122.02     158.83

    Assumes $100 invested on December 31, 1992 in Niagara Mohawk stock, S&P 500, EEI and Eastern Region utilities. All dividends assumed to be reinvested over the five-year period.

    In prior years, the Company has compared its five-year total shareholder returns to a peer group comprised of the 23 eastern region utilities listed below. In future years, the Company intends to compare its total shareholder returns to the Edison Electric Institute Combination Gas and Electric Investor-Owned Utilities Index ("EEI Index"), which is a published industry index. In view of the nationwide deregulation of the electric and gas utility industry, the Company believes that a national peer group, such as the EEI Index, is more appropriate than the regional utility peer group used in prior years. Furthermore, the EEI Index is composed entirely of combination electric and gas utilities, like Niagara Mohawk.

PEER GROUP OF EASTERN REGION UTILITIES:

Allegheny Energy Inc.                 Delmarva Power & Light Co.            Northeast Utilities
Atlantic Energy, Inc.                 Eastern Utilities Associates          Orange & Rockland Utilities
Baltimore Gas & Electric              General Public Utilities Corp.        Inc.
  Company                             Keyspan Energy Corp.                  PECO Energy Company
Boston Edison Company                 Long Island Lighting Co.              PP&L Resources Inc.
Central Hudson Gas & Electric         National Fuel Gas Company             Public Service Enterprise Group
  Corp.                               New England Electric System           Inc.
Central Maine Power Co.               New York State Electric & Gas         Rochester Gas & Electric Corp.
Consolidated Edison Co. of            Corp.                                 The United Illuminating
  New York, Inc.                                                            Company
DQE, Inc.

------------------------

(1) Total returns for each Eastern Region Utility were determined in accordance with the Securities and Exchange Commission's regulations, i.e., weighted according to each issuer's stock market capitalization.

RETIREMENT BENEFITS

    The following table illustrates the maximum aggregate pension benefit, with certain deductions for Social Security, payable by the Company under both the Niagara Mohawk Pension Plan ("Basic Plan") and the Company's Supplemental Executive Retirement Plan ("SERP") to an officer in specified average salary and years-of-service classifications. Such benefit amounts have been calculated as though each officer selected a straight life annuity and retired on December 31, 1997 at age 65. The amount of compensation taken into account under a tax-qualified plan is subject to certain annual limits (adjusted for increases in the cost of living, $150,000 in 1996 and $160,000 in 1997). This limitation may reduce benefits payable to highly compensated individuals.

                          ANNUAL RETIREMENT ALLOWANCE

3-YEAR AVERAGE                              10 YEARS   20 YEARS   30 YEARS   40 YEARS
ANNUAL SALARY                               SERVICE*    SERVICE    SERVICE    SERVICE
------------------------------------------  ---------  ---------  ---------  ---------
$150,000..................................  $  21,090  $  81,948  $  81,948  $  81,948
225,000...................................     23,555    126,948    126,948    126,948
300,000...................................     23,869    171,948    171,948    171,948
375,000...................................     23,869    216,948    216,948    216,948
450,000...................................     23,869    261,948    261,948    261,948
525,000...................................     23,869    306,948    306,948    306,948

------------------------

*   Subject to five-year average annual salary.

    The credited years of service under the Basic Plan and the SERP for the individuals listed in the Summary Compensation Table are Mr. Davis, 8 years; Mr. Budney, 3 years; Mr. Sylvia, 7 years; Mr. Powers, 34 years; Ms. Kerr, 24 years.

    The Basic Plan, a noncontributory, tax-qualified defined benefit plan, provides all employees of the Company with a minimum retirement benefit related to the highest consecutive five-year average compensation. Compensation covered by the Basic Plan includes only the participant's base salary or pay, subject to the maximum annual limit noted above. Directors who are not employees are not eligible to participate.

    The SERP is a nonqualified, noncontributory defined benefit plan providing additional benefits to certain officers of the Company upon retirement after age 55 who have 20 or more years of employment. The Committee may grant exceptions to these requirements. The SERP provides for payment monthly of an amount equal to the greater of (i) 60% of monthly base salary averaged over the final 36 months of employment, less benefits payable under the Basic Plan, retirement benefits accrued during previous employment and one-half of the maximum Social Security benefit to which the participant may be entitled at the time of retirement, or (ii) benefits payable under the Basic Plan without regard to the annual benefit limitations imposed by the Internal Revenue Code. Participants in the SERP may elect to receive their benefit in a lump sum payment, provided certain established criteria are met.

EMPLOYEE AGREEMENTS

    The Company entered into employment agreements with Messrs. Davis, Budney, Sylvia and Powers and Ms. Kerr, effective as of December 20, 1996, which superseded their prior agreements with the Company. The agreements have a three-year term, and, unless either party gives 60 days prior notice to the contrary, the agreements are extended at the end of each year for an additional year. In the event of a change in control (as defined in the agreement), the agreement will remain in effect for a period of at least 36 months thereafter unless a notice not to extend the term of the agreement was given at least 18 months prior to the change in control. The agreements provide that the executive will receive a base salary at the executive's current annual salary or such greater amount determined by the Company and that the executive will be able to participate in the Company's incentive compensation plans according to their terms. In addition, the executive is entitled to business expense reimbursement, vacation, sick leave, perquisites, fringe benefits, insurance coverage and other terms and conditions of the agreement as are provided to employees of the Company with comparable rank and seniority. Under an amendment to the agreements effective as of June 9, 1997, if an executive has completed eight years of service and attained age 55 at the time of the executive's termination of employment, the executive (and eligible dependents) will be entitled to coverage for medical, prescription drug, dental and hospitalization benefits equal to those provided by the Company on March 26, 1997 for the remainder of the executive's life with all premiums therefor paid by the Company. If an executive has completed eight years of service but has not attained age 55 upon terminating employment, such benefits will be provided when the executive attains age 55.

    The employment agreements also provide that the executive's benefits under the SERP will be based on the executive's salary, annual incentive awards and SIP awards, as applicable. Further, if the executive's employment is terminated by the Company without cause (whether prior to or after a change in control), or by the executive for good reason after a change in control, or after completing eight years of service, the agreements provide that the executive will be deemed fully vested under such plan without reduction for early commencement. If the executive is under age 55 at the time of such termination, the executive will be entitled to a fully vested benefit under the SERP upon attaining age 55, without reduction for early commencement.

    The agreements restrict under certain circumstances prior to a change in control the executive's ability to compete with the Company and to use confidential information concerning the Company. In the event of a dispute over an executive's rights under the executive's agreement following a change in control of the Company, the Company will pay the executive's reasonable legal fees with respect to the dispute unless the executive's claims are found to be frivolous.

    If the executive's employment is terminated by the Company without cause prior to a change in control (as defined in the agreement), the executive will be entitled to a lump sum severance benefit in an amount equal to two times the executive's base salary plus an amount equal to two times the greater of the executive's (i) most recent annual incentive award or (ii) average annual incentive award paid over the previous three years (a portion of the value of the SIP awards to the executive will be treated as incentive awards for 1996 and 1997 for this purpose). In addition, the executive will receive a pro rata portion of the incentive award which would have been payable to the executive for the fiscal year in which termination of employment occurs, provided that the executive has been employed for 180 days in such fiscal year. In the event of such termination of employment, the executive will also be entitled to continued participation in the Company's employee benefit plans for two years, coverage for the balance of the executive's life under a life insurance policy providing a death benefit equal to 2.5 times the executive's base salary at termination and payment by the Company of fees and expenses or any executive recruiting or placement firm in seeking new employment.

    If, following a change in control, the executive's employment is terminated by the Company without cause or by the executive for good reason (as defined in the agreement), the executive will be entitled to a lump sum severance benefit equal to four times the executive's base salary. The executive will also be entitled to the additional benefits referred to in the last sentence of the preceding paragraph, except that employee benefit plan coverage for medical, prescription drug, dental and hospitalization benefits will continue for the remainder of the executive's life with all premiums therefor paid by the Company and coverage under other employee benefit plans will continue for four years. In the event that the payments to the executive upon termination of employment following a change in control would subject the executive to the excise tax on excess parachute payments under the Internal Revenue Code, the Company will reimburse the executive for such excise tax (and the income tax and excise tax on such reimbursement).

    In November 1994, the Company entered into a supplemental agreement with Mr. Powers in exchange for his foregoing retirement under the Company's Voluntary Employee Reduction Program and continuing employment with the Company until December 31, 1996. This agreement was modified by an agreement between Mr. Powers and the Company entered into in October 1996 in exchange for his foregoing retirement on December 31, 1996, and continuing employment with the Company for up to twelve additional months. Mr. Powers retired from the Company effective December 31, 1997. Under the agreements, Mr. Powers became entitled to a lump sum payment following the successful closing of the sale of HYDRA-CO Enterprises, Inc., and to a severance allowance equal to one-half of his annual salary in effect on December 31, 1996, which was paid to him in January 1997. The agreements also provide that Mr. Powers would be entitled to (i) a SIP award of 7,500 stock units and 9,500 SARs, which would be fully vested (assuming retirement during 1997) and payable (in the case of stock units) or exercisable (in the case of SARs) on December 31, 1997, (ii) long-term incentive grants equivalent to those provided to other senior vice presidents for the 1996-1998 and 1997-1999 cycles (prorated for his period of service during those cycles),
(iii) a lump sum payment for unused vacation for 1995, 1996 and 1997 upon retirement and (iv) "grandfathered" retiree medical coverages in effect on December 31, 1996. Under the agreements Mr. Powers also is entitled to a benefit under the Company's SERP no less than his benefit calculated as of November 1994, and to have the fees he received as a member of the board of directors of Opinac (or would have received in the event that such fees are eliminated) taken into account in calculating his benefit under this plan period. In January 1997, the Committee agreed that if Mr. Powers elected to receive a lump sum payment of his benefit under the SERP (which he did), it would be based on a discount rate no higher than the applicable discount rate in effect under the plan on December 31, 1996.

COMPENSATION OF DIRECTORS

    Directors who are not employees of the Company receive an annual retainer of $20,000 and $1,000 per Board meeting attended. Directors who are not employees and who chair any of the standing Board Committees receive an additional annual fee of $3,000 and those who serve on any of the standing Board Committees, including the chair, receive $850 per Committee meeting attended. The Company also reimburses its directors for travel, lodging and related expenses they incur in attending Board and Committee meetings.

    The Board of Directors terminated the Outside Director Retirement Plan effective December 31, 1995. The plan paid annual retirement benefits equal to the annual retainer in effect at the time of retirement to outside directors who retired on or after age 65 with 10 years of service. Directors under age 60 had the present value of their accrued benefits as of December 31, 1995 converted into deferred stock units ("DSUs") of equivalent value which become payable upon the director's termination from the Board. Directors age 60 or older were given an election to (1) continue to receive grandfathered retirement benefits based on the annual retainer in 1995, (2) convert the present value of their accrued benefits into DSUs, or (3) receive half the grandfathered retirement benefit and convert half the present value of their accrued benefit into DSUs. Four directors elected to continue to receive the grandfathered Retirement Plan benefits.

    DSUs, administered in accordance with the terms of the Outside Director Deferred Stock Unit Plan adopted by the Board of Directors on December 2, 1996, are paid when a person ceases to be an outside director, either in a lump sum or in five equal annual installments. The first DSU installment payment would be made shortly after the director's service ends and the other installments would be paid on the first through fourth anniversaries of such date, based on the prevailing stock price at that time.

    DSUs are credited with respect to any dividends paid during the term of their deferral. Such dividend credits are reinvested into DSUs of equivalent current value based on the prevailing price of the Company's Common Stock at that time.

    Commencing in 1996, and annually thereafter, each outside director is credited with DSUs equal in value to 50% of the prevailing year's annual retainer (60% for Committee Chairs). Accordingly, all outside directors were credited with 1,168 DSUs (1,402 for Committee Chairs) based on a closing stock price of $8.5625 on May 7, 1997. The beneficial stock ownership table on pages 14-15, shows the DSUs which have been credited to each of the outside directors under this plan as of April 7, 1998.

    The Company provides certain health and life insurance benefits to directors who are not employees of the Company. Each outside director covered under the Company's health care plans contributes approximately 20 percent of the monthly costs associated with these plans. During 1997, the following directors received the indicated benefits under the foregoing arrangements: Mr. Burkhardt ($3,689), Mr. Costle ($3,178), Mr. Edmund Davis ($6,602), Mr. Donlon ($204), Mr. Gioia ($4,077), Dr. Hill ($3,306), Mr. Panasci ($212), Dr. Peterson ($2,361), Mr.
Riefler ($4,856) and Mr. Schwartz ($384). Mr. Burkhardt received a consulting fee of $18,000 during 1997.

--------------------------------------------------------------------------------
PROPOSAL NO. 2: APPROVAL OF ISSUANCE OF UP TO 43 MILLION SHARES OF COMMON STOCK
                TO CERTAIN INDEPENDENT POWER PRODUCERS
--------------------------------------------------------------------------------

BACKGROUND INFORMATION

    In 1997, the Company entered into two related agreements that it believes will significantly improve its financial condition. Pursuant to the MRA dated July 9, 1997, as amended, among the Company and 14 IPPs, the Company has agreed to terminate, restate or amend 27 PPAs entered into with those IPPs (the "IPP Parties") in exchange for cash and shares of Company common stock. Pursuant to the Company's PowerChoice Agreement, entered into with the PSC, which regulates utilities in the State of New York, the PSC has approved the prudence of the MRA and the Company has agreed to a five year rate plan and has agreed to divest its fossil and hydro generating assets (the "Genco Divestiture"). The PSC entered a written order approving the PowerChoice Agreement on March 20, 1998 and the descriptions of the PowerChoice Agreement contained herein include any modifications to the PowerChoice Agreement effected by that order.

    The Company entered into the PPAs that are subject to the MRA because it was required to do so under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), which was intended to provide incentives for businesses to create alternative energy sources. Under PURPA, the Company was required to purchase electricity generated by qualifying facilities of IPPs at prices that were not expected to exceed the cost that otherwise would have been incurred by the Company in generating its own electricity, or in purchasing it from other sources (known as "avoided costs"). While PURPA was a federal initiative, each state retained certain delegated authority over how PURPA would be implemented within its borders. In its implementation of PURPA, the State of New York passed the "Six-Cent Law," establishing 6 CENTS per Kilowatt hour ("Kwh") as the floor on avoided costs for projects less than 80 megawatts ("MW") in size. The Six-Cent Law remained in place until it was amended in 1992 to deny the benefit of the statute to any future PPAs. The avoided cost determinations under PURPA were periodically increased by the PSC during this period. PURPA and the Six-Cent Law, in combination with other factors, attracted large numbers of IPPs to New York State, and, in particular, to the Company's service territory, due to the area's existing energy infrastructure and to the availability of cogeneration hosts. The pricing terms of substantially all of the PPAs that the Company entered into in compliance with PURPA and the Six-Cent Law or other New York law were based, at the option of the IPP, either on administratively determined avoided costs or minimum prices, both of which have consistently been materially higher than the wholesale market prices for electricity.

    Since PURPA and the Six-Cent Law were passed, the Company has been required to purchase electricity from IPPs in quantities in excess of its own demand and at prices in excess of that available to the Company by internal generation or from purchase in the wholesale market. In fact, by 1991 the Company was facing a potential obligation to purchase power from IPPs substantially in excess of its peak demand of 6,093 MW. As a result, the Company's competitive position and financial performance have deteriorated and the price of electricity paid per Kwh by its customers has risen significantly above the national average. Accordingly, in 1991 the Company initiated a parallel strategy of negotiating individual PPA buyouts, cancellations and renegotiations, and of pursuing regulatory and legislative support and litigation to mitigate the Company's obligations under the PPAs. By mid-1996, this strategy had resulted in reducing the Company's obligations to purchase power under its PPA portfolio to approximately 2,700 MW. Notwithstanding this reduction in capacity, over the same time period the payments made to the IPPs in respect of their PPAs rose from approximately $200 million in 1990 to approximately $1.1 billion in 1997 as independent power facilities from which the Company was obligated to purchase electricity commenced operations. The Company estimates that absent the MRA, payments made to the IPPs pursuant to PPAs would continue to escalate by approximately $50 million per year until 2002.

    Recognizing the competitive trends in the electric utility industry and the impracticability of remedying the situation through a series of customer rate increases, in mid-1996 the Company began comprehensive negotiations to terminate, amend or restate a substantial portion of above-market PPAs in an effort to mitigate the escalating cost of these PPAs as well as to prepare the Company for a more competitive environment. These negotiations led to the MRA and the PowerChoice Agreement.

THE MRA

    On March 10, 1997, the Company announced an agreement in principle between the Company and 19 IPPs representing 44 PPAs. Prior to the execution of the MRA, the Company withdrew its offer with respect to a subgroup of three developers representing 15 hydro contracts. Because the agreement in principle called for the subgroup to be compensated solely through restructured contracts, their departure did not change the amount of cash and stock payable by the Company in the agreement in principle nor did it have a material impact upon the cost reductions associated with such agreement.

    On July 9, 1997, the agreement in principle was formalized as the MRA, which was signed with 16 IPPs who sell electricity to the Company under 29 PPAs. The MRA originally provided for the termination, restatement or amendment of those 29 PPAs in exchange for approximately $3,605 million in cash, 46 million shares of Niagara Mohawk Common Stock and a series of fixed price swap contracts. The MRA specifically contemplated that two IPPs, Oxbow Power of North Tonawanda, New York, Inc. ("Oxbow") and NorCon Power Partners, L.P. ("NorCon") would enter into further negotiations concerning their treatment under the MRA. Following such negotiations, Oxbow withdrew from the MRA, but, based on the value of its allocation under the MRA and the terms of its existing PPA, Oxbow's withdrawal did not have a material impact upon the cost reductions associated with the MRA. The Company and NorCon agreed to replace NorCon's initial allocation under the MRA with an all cash allocation which had, in the Company's estimation, a value approximately $60 million higher than NorCon's initial allocation. NorCon subsequently withdrew from the MRA, resulting in a reduction in the cash payable of $158 million--the Company is assessing its possible actions with respect to NorCon's PPA. A third IPP Party has agreed to take cash in exchange for the shares of Common Stock allocated to it in the MRA. In addition, the MRA was amended to reduce the cash payable by approximately $157 million in exchange for increased payments under the restated PPAs, and the Company has determined to eliminate the fixed price swap contracts in exchange for $297 million in cash. Finally, the MRA was amended to permit one project, Selkirk Cogen Partners, L.P. to delay closing with respect to itself if its necessary bondholder approval is not received by the closing and to terminate with respect to itself if such approval is not received by August 31, 1998. The Company does not believe the failure of this project to close would have a material adverse effect. It is possible that the terms of the MRA, particularly the mix of consideration, will be further renegotiated prior to the closing under the MRA, and the Company intends to attempt to renegotiate the MRA to reduce the number of shares of Common Stock that would be issued and increase the cash payable (or alternatively to purchase Common Stock to use for the MRA) if Proposal 2 is approved but Proposal 3 is not. The closing of the MRA is presently scheduled for June 30, 1998.


    The MRA now covers 14 IPPs who sell electricity to the Company under 27 PPAs, representing approximately three quarters of the Company's estimated above-market purchased power obligations, whose PPAs will be terminated, restated or amended in exchange for approximately $3,631 million of cash and
42.9 million shares of Niagara Mohawk Common Stock. The Common Stock to be received by the IPPs will represent approximately 23% of the outstanding shares of the Company's Common Stock following such issuance. Under the rules of the New York Stock Exchange, the Company must receive its shareholders' approval to issue this large a percentage of its shares. Under the MRA, the Company is required to maintain a shelf registration statement under which the IPP Parties can sell such shares for a period of two years following the consummation of the MRA. It is possible that the terms of the MRA will be renegotiated so that the Company will sell some portion of the 42.9 million shares directly to the public and deliver the proceeds to the IPP Parties. Depending on the number of shares so sold, this could eliminate the need under the New York Stock Exchange rules for shareholder approval of the issuance of shares to the IPP Parties. The cash payment to the IPPs will be derived from $3,272 million of cash proceeds from a public offering of senior unsecured debt securities, consisting of $2,950 million of Senior Notes and $322 million of Senior Discount Notes (collectively, the "MRA Financing") and cash on hand.


    Under the MRA, 18 PPAs representing approximately 1,100 MW of electric generating capacity will be terminated completely and 8 PPAs representing approximately 541 MW of capacity will be restated on economic terms and conditions that the Company believes are more favorable to it than the existing PPAs. The restated contracts will have shorter terms (10 years) than the existing contracts and will be structured as financial swap contracts where the Company receives or makes payments to the IPP Parties based upon the differential between the contract price and a market reference price for electricity. The contract prices are fixed for the first two years changing to an indexed pricing formula thereafter. Contract quantities are fixed for the full 10 year term of the contracts. The indexed pricing structure ensures that the price paid for energy and capacity will fluctuate relative to the underlying market cost of gas and general indices of inflation. Specifically, the restated contracts are financial swap contracts which provide for cash settlement based on fixed contract quantities for the full 10-year term of the contracts and fixed prices for the first two years. Thereafter the prices change to a formula based on indices of fuel cost and inflation. Until such time as a competitive energy market structure becomes operational in the State of New York, the restated contracts provide the IPP Parties with a put option for the physical delivery of energy. Additionally, one PPA representing 42 MW of capacity will be amended to reflect a shortened term (17 years) and a lower stream of fixed unit prices. The Company's expected future commitment under the restated and amended contracts ranges from approximately $210 million in the first year to $290 million in the tenth year.

    Against the Company's forecast of market energy prices, the amended and restated PPAs represent an expected above-market payment obligation. The Company believes, however, that this portfolio of PPAs could provide it and its customers with a hedge if market prices rose substantially. The portfolio of restated and amended PPAs contain terms that are believed to be more responsive than the existing PPAs to competitive market price changes.

    Pursuant to the MRA, any IPP Party that receives 2% or more of the outstanding Common Stock and any designee of IPP Parties that receives more than 4.9% of the outstanding Common Stock upon the consummation of the MRA will, together with certain but not all affiliates (collectively, "2% Shareholders"), enter into certain shareholder agreements (the "Shareholder Agreements"). Pursuant to each Shareholder Agreement, the 2% Shareholders each agrees that for five years from the date of consummation of the MRA it will not acquire more than an additional 5% of the outstanding Common Stock (resulting in ownership in all cases of no more than 9.9%) or take any actions to attempt to acquire control of the Company, other than certain permitted actions in response to unsolicited actions by third parties. The 2% Shareholders will generally vote their shares on a "pass through" basis, that is in the same proportion as all shares held by other shareholders are voted, except that they may vote in their discretion for extraordinary transactions and, when there is a pending proposal to acquire the Company, for directors. Messrs. Alfiero and Johnson were selected as nominees for the Board pursuant to a procedure set forth in the MRA, where the Company and the IPP Parties agreed to a list of ten candidates from which the Company selected two nominees. As of the closing under the MRA, certain litigation between the Company and the IPP Parties regarding the existing PPAs will be terminated.

    Under the terms of the MRA, each IPP Party will have the right, but not the obligation, to maintain qualifying facility ("QF") status under state or federal law. The Company's obligations under the PPAs that will be entered into in conjunction with consummation of the MRA will not be contingent upon the QF status of the counterparty to the contract. In addition, the Company has agreed that following consummation it will not engage in monitoring the QF status of any IPP Party. The IPP Parties will at consummation waive any right under state law to demand a 6 CENTS per Kwh minimum power purchase rate from the Company and any right under state or federal law to require the Company to enter into a power purchase contract or otherwise take the output of an IPP Party's project. In addition, the IPP Parties are required to take no action to subvert the Company's entitlement to recovery of the CTC from any third party.

    The closing of the MRA is subject to approval of Proposal 2, as well as the closing of the financing necessary for the MRA. See "Conditions to the Consummation of the MRA."

BOARD RECOMMENDATION

    Under the terms of the MRA, the Company's significant long term and escalating IPP payment obligations will be restructured into a more manageable debt obligation and a portfolio of restated and amended PPAs with price and duration terms that the Company believes are more favorable than the existing PPAs. The Company expects that the MRA will result in a significant improvement in cash flow resulting from the reduction in the payment obligation (both in nominal dollars and PPA duration) under the existing PPAs. The savings in annual energy payments will yield significant free cash flow that can be dedicated to the repayment of debt. Because of the amortization of the MRA Regulatory Asset described in the "Pro Forma Condensed Financial Statements", however, earnings will be substantially depressed for at least five years. Nonetheless, the Board believes that the MRA, coupled with the PowerChoice Agreement, which provides a rate plan that will allow the Company to meet its financial obligations and provide for the recovery of its stranded costs through the CTC, exit fees and back-up rates, provides the Company with financial stability and creates an improved platform from which to build shareholder value. See "The PowerChoice Agreement".

    Accordingly, the Board of Directors has unanimously approved the MRA and recommends that shareholders approve the issuance of shares of Common Stock to the IPP Parties. Absent the MRA, the Board believes the Company's financial condition will continue to deteriorate, potentially requiring the Company ultimately to seek protection from creditors under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy"), unless some other alternative could be found. In addition, the Board believes the MRA provides greater potential for growth in shareholder value than the other alternatives available to the Company.

    In reaching this determination, the Board considered the advice of the Company's financial advisor, Donaldson, Lufkin & Jenrette ("DLJ"). DLJ was retained by the Company to act as its financial advisor in connection with the transactions contemplated by the MRA, and to render its opinion with respect to the relative value from a financial point of view for holders of the Common Stock of (a) the Company consummating the MRA Transactions and (b) the Company not consummating the MRA Transactions, in each case making the PowerChoice Assumption. For the purposes of DLJ's opinion, the "MRA Transactions" are defined as the termination, restatement or amendment of 27 PPAs between the Company and the 14 IPP Parties in exchange for cash and Common Stock, and the financing of a portion of such cash payments through the issuance of debt securities in a public offering; and the "PowerChoice Assumption" is defined as an assumption, for comparative purposes only, that the Company will be subject to the five-year rate and tariff structure and the requirement to divest certain generating assets contained in the PowerChoice Agreement whether or not the Company consummates the MRA Transactions. DLJ was retained based on its experience, expertise in the electric utility industry, reputation and prior relationship with the Company.

    DLJ has delivered its written opinion, dated May 14, 1998, to the Company's Board of Directors to the effect that, based upon and subject to the various considerations and assumptions set forth in such opinion, as of May 14, 1998, the consummation by the Company of the MRA Transactions would provide a higher relative value from a financial point of view for the holders of Common Stock than the failure of the Company to consummate the MRA Transactions, in each case making the PowerChoice Assumption. The summary of the DLJ opinion set forth in this Prospectus/Proxy Statement is qualified in its entirety by reference to the full text of such opinion, which is set forth in Exhibit D to this Prospectus/Proxy Statement. Shareholders are urged to read such opinion carefully in its entirety in connection with this

Prospectus/Proxy Statement for assumptions made and matters considered in connection with, and limits of, the review by DLJ.

    The DLJ opinion addresses solely the relative value from a financial point of view for holders of Common Stock of the Company consummating or not consummating the MRA Transactions, in each case making the PowerChoice Assumption. The DLJ opinion does not address the Company's underlying business decision to terminate, restate or amend its PPAs pursuant to the MRA or the business judgment of the Board in entering into the MRA (or the PowerChoice Agreement), and was not a recommendation to the Board, and is not a recommendation to the Company's shareholders, as to whether to approve or vote for Proposal No. 2. The DLJ opinion also does not address the amount, form or structure of compensation to be paid to the IPP Parties as part of the MRA Transactions. Although DLJ evaluated the relative value from a financial point of view of the Company consummating or not consummating the MRA Transactions for holders of Common Stock, the MRA was the result of arms length negotiations among the Company and the IPP Parties thereto. Except as set forth above with respect to the PowerChoice Assumption, the Company did not provide specific instructions to, or place any limitations upon, DLJ with respect to the procedures to be followed or factors to be considered by DLJ in performing its analyses or rendering the DLJ opinion. DLJ has not been requested by the Company, and does not intend, to update such opinion based on information following the date it was rendered.

    In arriving at the DLJ opinion, DLJ reviewed, among other things: (i) the financial terms and conditions of the PPAs to be terminated, restated or amended by the MRA, and of the MRA, the PowerChoice Agreement and the proposed financing of the MRA Transactions; (ii) Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 1997;
(iii) certain internal financial analyses and projections, including the Company's estimates of future market prices for electricity, analyses and projections of revenues and certain operating costs and financial savings expected to be achieved as a result of the consummation of the MRA, estimates of the amount of proceeds to be received from the sale of certain generating assets and the use of such proceeds as a result of the PowerChoice Agreement, provided to DLJ by the Company; and (iv) publicly available financial data and stock market performance data of companies which DLJ deemed comparable in relevant respects to the Company. DLJ also held discussions with (a) members of the senior management of the Company regarding the current and historical business operations, financial condition and prospects of the Company and their analyses of financial and strategic benefits of the MRA and the PowerChoice Agreement, including, without limitation, the amount and timing of realization of the savings and sales proceeds referred to above; (b) the Company's independent auditors concerning accounting and financial aspects of the MRA Transactions, the PowerChoice Agreement and the PPAs; and (c) the Company's legal counsel concerning legal, structural, regulatory and tax aspects of the MRA Transactions, the PowerChoice Agreement and the PPAs. In addition, DLJ performed such other financial studies, analyses and investigations, and took into account such other matters, as DLJ considered appropriate for purposes of rendering the DLJ opinion.

    In connection with its review, DLJ did not independently verify any of the foregoing information or any underlying assumptions, including the Company's estimates of future market prices for electricity, cost savings expected to be achieved from the consummation of the MRA Transactions, and the amount, timing and application of the proceeds from the divestiture of certain of the Company's generating assets pursuant to the PowerChoice Agreement, and relied on the accuracy and completeness of all financial and other information that was available to DLJ from public sources, that was provided to DLJ by the Company or its representatives, or that was otherwise reviewed by DLJ, including the possible outcomes provided by the Company of legal, regulatory and other contingencies. With respect to the financial projections supplied to DLJ by the management of the Company, DLJ assumed that they had been reasonably prepared on the basis reflecting the best currently available estimates and judgment of the management of the Company as to the future financial performance of the Company and as to the possible outcomes of legal, regulatory and other contingencies. DLJ did not and does not assume any responsibility for the information or projections provided to it, and DLJ has further relied upon the assurances of the management of the Company that they are unaware of any facts that would make the information or projections provided to DLJ incomplete or misleading. In addition, DLJ did not make any independent evaluation and appraisal of the assets and liabilities of the Company and DLJ has not been furnished with any such evaluation or appraisal. In arriving at its opinion, DLJ assumed, with the Company's consent, that the consummation of the MRA would result in a regulatory asset to be amortized generally over ten years under generally accepted accounting principles. In addition, DLJ assumed that the Company will have recognized and deducted for income tax purposes an amount representing the total compensation paid pursuant to the MRA. This deduction will result in the creation of a net operating loss which the Company will utilize over a short time period. The DLJ opinion is necessarily based on economic, financial, market and other conditions, and the information made available to it, as of its date thereof.

    In rendering the DLJ opinion, DLJ performed a variety of financial analyses, which are summarized below, to determine the relative value from a financial point of view for holders of Common Stock of (a) the Company consummating the MRA Transactions (the "MRA Scenario") and (b) the Company not consummating the MRA Transactions (the "Status-Quo Scenario"), in each case making the PowerChoice Assumption. DLJ evaluated the relative value of these scenarios for the common shareholders of the Company based on two valuation methodologies: (i) comparable public company analysis; and (ii) discounted cash flow analysis ("DCF"). In addition, DLJ performed a cost structure and cash flow analysis to measure the impact of the MRA Transactions on the Company's liquidity.

    COMPARABLE PUBLIC COMPANY ANALYSIS. In order to establish financial benchmarks for its analyses, DLJ compiled certain publicly available historical financial information for both the Company and the following publicly traded companies in the electric and gas utility industry: AGL Resources Inc., Boston Edison Company, DTE Energy Company, DQE Inc., Entergy Corp., Illinova Corp., MCN Corp., National Fuel Gas Company, New York State Electric & Gas Company, Nicor Inc., Peco Energy Company, People's Energy Corp., Texas Utilities Company, UGI Corp. and Washington Gas Light Company (collectively, the "Public Comparables"). The Public Comparables were chosen because, in DLJ's judgment, they represent publicly traded companies with operations that for purposes of analysis may be considered similar to those of the Company.

    DLJ examined, among other things, the following trading multiples for each of the Public Comparables and the Company: (i) Enterprise Value/LTM revenues;
(ii) Enterprise Value/LTM EBITDA; (iii) Enterprise Value/LTM EBIT; (iv) Equity Value/CY 1998 net income; (v) Equity Value/CY 1999 net income, and (vi) Equity Value/book value. These terms are defined as follows: "Enterprise Value" is market capitalization plus the principal amount of debt and liquidation value of preferred stock LESS cash and cash equivalents; "LTM" is the latest twelve month period for which financial statements were publicly available; "EBITDA" is earnings before interest, income taxes, depreciation and amortization; "EBIT" is earnings before interest and income taxes; "Equity Value" is the market capitalization; CY 1998 and 1999 net income is average estimated 1998 and 1999 net income, respectively, as reported in First Call, which is a readily available compilation of estimates by research analysts; and "Book Value" is the book value at the end of the most recent reporting period.

    The following table sets forth the trading multiples for the Public
Comparables:

                                                                                                 PUBLIC COMPARABLES
                                                                                          ---------------------------------
                                                                                            AVG.(1)       LOW       HIGH
                                                                                          -----------  ---------  ---------
Enterprise Value/
  LTM Revenues..........................................................................         2.0x        1.1x       3.2x
  LTM EBITDA............................................................................         7.5         5.2       12.3
  LTM EBIT..............................................................................        11.3         9.3       21.8
Equity Value/
  CY 1998 Net Income....................................................................        14.8x       11.1x      19.0x
  CY 1999 Net Income....................................................................        13.8        10.9       16.2
  Book Value............................................................................         1.8         0.9        2.6

------------------------

(1) Average excludes high and low.

    Although DLJ considered each of the foregoing multiples, DLJ used the Enterprise Value/LTM EBITDA multiple for purposes of its valuation analyses of the Company because, in DLJ's judgment, EBITDA is the best indicator of the enterprise's internal cash flow and ability to delever, which will be a significant determinant of future equity value. In DLJ's opinion, traditional methods of utility company equity valuation, including those based on earnings multiples and dividend discount analyses, are not as well-suited for the valuation of the Company. Net income was not considered as useful an indicator of value because of the significant leverage incurred by the Company to fund its cash obligations under the MRA and the non-cash charges from amortization of the regulatory asset created in connection with the MRA which will initially depress the Company's earnings. Dividend payout was not considered as useful an indicator of value because the Company will be restricted by its cash flows and the terms of its senior bank facility and public debt from paying dividends. As a result, DLJ believes that net income or dividend payout based valuation methodologies would underestimate the fair value of the common equity of the Company.

    In applying the foregoing to the Company, DLJ determined that the Company was unlikely to be valued at full industry multiples under either the MRA Scenario or the Status-Quo Scenario. Under the MRA Scenario, the Company would likely be valued at a discount to the Public Comparables because of (i) the Company's high leverage (64.9% debt/total capitalization) relative to the utility industry (47.8% debt/total capitalization) and (ii) depressed reported net income as a result of the amortization of the regulatory asset created in connection with the MRA. For these reasons, under the MRA Scenario, the comparable company analysis assumes an average Enterprise Value/EBITDA multiple of 7.0x, representing a slight discount (7%) to the Public Comparables' average of 7.5x, and a range of Enterprise Value/ EBITDA multiples of 6.5x--7.5x, representing a 13%--0% discount to the Public Comparables' average of 7.5x.

    In the Status-Quo Scenario, in DLJ's judgment, it is appropriate to apply a significantly larger discount to the Public Comparables because of (i) the magnitude of the Company's IPP payment problem and the resulting erosion of the Company's financial health; (ii) the financial uncertainty regarding the Company's ability to continue to service its long-term obligations, including its above-market PPAs, without commensurate recovery of such costs from customers; and (iii) the likely inability of the Company to access the bank or public capital markets to meet working capital needs and/or to refinance long-term debt as necessary as a result of the Company's deteriorating financial performance. For these reasons, under the Status-Quo Scenario, the comparable company analysis assumes an average Enterprise Value/ EBITDA multiple of 5.0x, representing a 33% discount to the Public Comparables' average of 7.5x and a range of Enterprise Value/EBITDA multiples of 4.5x--5.5x, representing a 40%--27% discount to the Public Comparables' average of 7.5x.

    Based on the analyses and assumptions described above, DLJ concluded that the value from a financial point of view for holders of Common Stock based on Enterprise Value/LTM EBITDA multiples was higher under the MRA Scenario than under the Status-Quo Scenario.

    DCF ANALYSIS. DLJ performed a DCF analysis of the Company based on management's projections of future cash flows under both the MRA Scenario and the Status-Quo Scenario. In DLJ's judgment, certain assumptions under this analysis would differ significantly under the MRA Scenario as compared to the Status-Quo Scenario.

    Under the MRA Scenario, the Company's weighted average cost of capital is estimated to be 8.0%. This is based on three factors: (a) an assumption that the Company's targeted long-term capital structure is 50% debt and 50% equity, which reflects the average capital structure of the utility industry; (b) a weighted average cost of debt for the Company based on borrowing rates available to companies with the ratings conditionally assigned to the Company; and (c) a weighted average cost of equity for the Company based on the Public Comparables. Additionally, DLJ applied a terminal Enterprise Value/EBITDA multiple of 7.0x to the Company's EBITDA in 2008, which reflects a slight (7%) discount to the Enterprise Value/ EBITDA multiple of the Public Comparables, reflecting the assumed stabilized operating prospects of the Company in the future. In addition, DLJ's valuation under the MRA Scenario reflects the assumed cash flow benefits from the significant net operating loss ("NOL") which is created in recognition of the expense incurred to consummate the MRA.

    Under the Status-Quo Scenario, the Company's weighted average cost of capital has been adjusted upward to 13.5% to reflect the continuing erosion of the Company's financial situation as a result of (i) the above-market escalating payment obligation imposed by the PPAs; and (ii) uncertainty in the capital markets associated with the Company's likely inability to service its PPAs and other fixed obligations during the forecast period. Additionally, DLJ applied a terminal Enterprise Value/EBITDA multiple averaging 5.0x to the Company's EBITDA in 2008 to reflect a 33% discount to the Enterprise Value/ EBITDA multiple of the Public Comparables based on the declining operating prospects of the Company under the Status-Quo Scenario. Finally, there is no tax NOL in the Status-Quo Scenario.

    Based on the analyses and assumptions described above, the value from a financial point of view for holders of Common Stock based on a DCF analysis was higher under the MRA Scenario than under the Status-Quo Scenario.

    COST STRUCTURE AND CASH FLOW ANALYSIS. The Company negotiated the MRA to address the serious liquidity problem posed by its above-market PPAs. Under the MRA Scenario, the Company's cost of electricity purchased from the IPPs will decline significantly, resulting in substantial savings to the enterprise on a cash flow basis, which will be more than sufficient to offset the additional interest expense and principal repayments associated with the indebtedness incurred to finance the MRA. Based on the assumptions and information available to it, DLJ calculated the total cash savings (in nominal terms) to the Company under the MRA Scenario compared to the Status-Quo Scenario for the periods 1998-2003, 1998-2008 and 1998-2013 to be $654 million, $2.0 billion and $3.3 billion, respectively, assuming consummation of the MRA Transactions on July 1, 1998. Based on the resulting higher EBITDA of the Company, DLJ concluded that the value from a financial point of view for holders of Common Stock is higher under the MRA Scenario than under the Status-Quo Scenario.

    DLJ has indicated to the Company that it believes that its analysis must be considered as a whole and that selecting portions of the factors considered and analyses performed, without considering all factors and analyses, could create an incomplete view of the processes underlying DLJ's analyses and the DLJ opinion. The preparation of an opinion such as the DLJ opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In its analyses, except as described in the immediately preceding paragraphs, DLJ did not attribute any particular weight to any factor considered by it; rather, DLJ made its determination from a financial point of view based on qualitative judgments as to the significance and relevance of the financial and comparative analyses and factors described above, taken as a whole. No company used in the above analyses is identical to the Company. Accordingly, an analysis of public comparables is not purely quantitative; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies being compared. The analyses were prepared solely for the purpose of assisting DLJ in providing the DLJ opinion to the Company's Board of Directors and do not purport to be appraisals and do not necessarily reflect the prices at which the Company's stock price may actually trade. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those set forth herein. Because such estimates are inherently subject to uncertainty, DLJ assumes no responsibility for their accuracy.

    In performing the above analyses, DLJ was not expressing any opinion as to the price or range of prices at which the Company's Common Stock or any other securities of the Company may trade subsequent to the consummation of the MRA Transactions or otherwise, which may vary depending upon, among other factors, changes in the operating activities and results of the Company, interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities, as well as regulatory policies and the uncertainties facing the electric utility industry as it transitions to competition.

    Further, the DLJ opinion is necessarily based on economic, monetary, financial, market, legislative, regulatory and other conditions in effect on, and the information made available to DLJ as of, the date that it was rendered. In this regard, with respect to the pricing and other terms of the debt financing to be incurred as part of the MRA Transactions, DLJ assumed that such financing will be obtained on terms currently available in the market to issuers that DLJ believes are comparable to the Company. There can be no assurance that such terms will be available to the Company, or that any such debt financing will in fact be available when it seeks financing.

    DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ is currently acting as financial advisor to the Company and has received, and will continue to receive, fees for such services. A significant portion of DLJ's advisory fee is contingent upon the successful termination, restatement or amendment of the Company's obligations under the PPAs pursuant to the MRA or otherwise. For its services as financial advisor, DLJ will receive a monthly retainer fee, a cash success fee payable at the closing of the MRA and stock appreciation rights which can be exercised at any time prior to December 31, 2000. In addition, DLJ is currently acting as the lead managing underwriter for a proposed issuance of debt securities that is part of the MRA Transactions, and has agreed to provide other investment banking services to the Company, and will receive customary commissions and fees in connection therewith. The Company has agreed to indemnify DLJ and certain related parties against certain liabilities in connection with its advisory and investment banking engagements, and in its role as underwriter, including certain liabilities under the federal securities laws.

    DLJ is an internationally recognized investment banking firm and in the ordinary course of its business, DLJ may actively trade the debt and equity securities of the Company, the IPPs and their subsidiaries for its own account and for the accounts of customers and, accordingly, may, at any time, hold long or short positions in such securities.

    The Board also considered the presentations made by management and outside advisors on two alternatives: unilaterally ceasing to perform under the PPAs and commencing litigation for a judicial determination of the damages owed to the IPPs ("Abrogation") and Bankruptcy. These analyses presented a cost to the Company with a net present value ranging from $2.2 billion to $7 billion, with the more likely outcome somewhere in the mid-range. To achieve that mid-range, however, the Company would have to achieve some measure of success in litigating or settling the following issues: whether the Company is entitled to curtail purchases under the PPAs; whether the Company is entitled with respect to certain PPAs to offset projected underpayments during the second part of the contract where such payments are noneconomic to the IPP and, in most cases, the Company's contractual remedies are expressly non-recourse to the IPP; whether contracts based on the Six-Cent Law, which has already been invalidated by FERC on a prospective basis, would be invalidated on a retroactive basis as well. Except for the PSC's statement that curtailment of generation from PURPA facilities is authorized and its request for input regarding specific curtailment procedures, the Company has heretofore been unsuccessful with respect to these issues in litigation or otherwise. In addition, the Company would have to prove its projections of future market prices, on which such analyses were based, were not too low and its discount rate used at present valuing future damages was not too high. Moreover, the mid-range would also be achievable only if in either scenario the IPPs were found to be capable of mitigating hundreds of millions of dollars of their damages and, in the Bankruptcy alternative, if the PPAs were determined to be executory contracts that could be rejected. In considering these alternatives, the Board considered the lengthy nature of either Abrogation or Bankruptcy proceedings, with its concurrent risks as to the disruption to the Company during the interim, especially during a period of rapid evolution in the utility industry, the possibility of substantially higher interest rates at the conclusion of such proceeding, the uncertainty, particularly in the Abrogation scenario, as to rates the Company would be allowed to charge in the interim, and, in the Abrogation scenario, the Company's lack of access to capital markets during this period. The Board also considered the expressed desires of the state government and the PSC to seek a more rapid, consensual arrangement. Finally, the Board bore in mind that the MRA presented a definitive arrangement and a plan for moving the Company forward at a time when energy markets are poised to change rapidly and dramatically across New York State and the country generally while the alternatives could only be analyzed with inherently imprecise estimates which are dependent on uncertain judicial outcomes and would likely postpone action by the Company to restructure for changing energy markets.

    THE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF COMMON STOCK VOTE IN FAVOR OF APPROVAL OF PROPOSAL NO. 2.

THE POWERCHOICE AGREEMENT


    The PowerChoice Agreement, which was approved by the PSC on March 20, 1998, establishes a five-year rate plan that will reduce average residential and commercial rates by an aggregate of 3.2% over the first three years. The rate plan will take effect within 30 days of approval by the PSC of tariffs implementing PowerChoice, but in no case earlier than the MRA closing. The reduction in prices will include certain savings that will result from partial reductions of the New York State Gross Receipts Tax. Industrial customers will see average reductions of 25% relative to 1995 price levels; these decreases will include discounts currently offered to some industrial customers through optional and flexible rate programs. The cumulative rate reductions, net of New York State Gross Receipts Tax savings, are estimated to be $111.8 million, to be phased in over the first three years of the agreement. During the term of the PowerChoice Agreement, the Company will be permitted to defer certain costs associated primarily with environmental remediation, nuclear decommissioning and related costs, and changes in laws, regulations, rules and orders. The Company must also defer, during the term of the PowerChoice Agreement, the difference between the assumed weighted average interest rate of 8.5% used by the Company to prepare its PowerChoice proposal and the weighted average interest rate for the Senior Notes portion of the MRA Financing. In years four and five of its rate plan, the Company can request an annual increase in prices subject to a cap of 1% of the all-in price, excluding commodity costs (e.g., transmission, distribution, nuclear, and forecasted CTC). In addition to the price cap, the PowerChoice Agreement provides for the recovery of deferrals established in years one through four and cost variations resulting from indexing provisions of the MRA contracts. The aggregate of the price cap increase and recovery of deferrals is subject to an overall limitation of inflation.


    The PowerChoice Agreement provides that the MRA and the contracts executed pursuant thereto are found to be prudent. The PowerChoice Agreement further provides that the Company shall have a reasonable opportunity to recover its stranded costs, including those associated with the MRA and the contracts executed thereto, through a CTC and, under certain circumstances, through exit fees or in rates for back-up service.


    The PSC has limited the amount of the MRA Regulatory Asset that can be recovered from customers to approximately $4.0 billion. The MRA Regulatory Asset represents the recoverable costs of the MRA, consisting of the cash compensation paid to the IPP Parties, the issuance of approximately 42.9 million shares of Common Stock, and other expenses related to the MRA. The ultimate amount of the MRA Regulatory Asset may vary based on certain events related to the closing of the MRA. Because the value of the consideration to be paid to the IPP Parties can only be determined at the MRA closing, the value of the limitation on the recoverability of the MRA regulatory asset is expected to be recorded as a charge to expense in the second quarter of 1998 upon the MRA closing. The charge to expense will be determined as the difference between $8 per share and the Company's closing common stock price on the date the MRA closes. Using the Company's common stock price on March 26, 1998 of $12 7/16 per share, the charge to expense would be approximately $190.0 million.


    The PowerChoice Agreement calls for the Company to divest all of its fossil and hydro generating facilities and prohibits the Company from owning non-nuclear generating assets within the State of New York except as described below. The Genco Divestiture is intended to be accomplished through an auction, the plan for which was approved by the PSC in an order dated May 6, 1998. Winning bids are expected to be selected in the fall of 1998. The Company will retain a portion of the auction sale proceeds, above specified levels, as an incentive to obtain maximum value in the sale. The Company agreed that if it does not receive an acceptable bid for any asset, the Company will form a subsidiary to hold any such asset and then will legally separate this subsidiary from the Company through a spin-off to shareholders or otherwise. If a bid of zero or below is received for any asset, the Company may keep the asset as part of its regulated business. The auction process will serve to quantify any stranded costs associated with the Company's fossil and hydro generating facilities. The Company will have a reasonable opportunity to recover these costs through the CTC and, under certain circumstances, through exit fees or in rates for back-up service. The Company intends to use any cash proceeds from such an auction to repay indebtedness.

    Under the terms of the PowerChoice Agreement, all of the Company's customers will be able to choose their electricity supplier in a competitive market by December 1999. The Company will continue to distribute electricity through its transmission and distribution systems and would be obligated to be the so-called provider of last resort for those customers who do not exercise their right to choose a new electricity supplier.

    The PowerChoice Agreement contemplates that the Company's nuclear plants will remain part of the Company's regulated business. The Company has been supportive of the creation of a statewide New York Nuclear Operating Company that it expects would improve the efficiency of nuclear units throughout the state. The PowerChoice Agreement stipulates that absent such a statewide solution, the Company will file a detailed plan for analyzing other proposals regarding its nuclear facilities, including the feasibility of an auction, transfer and/or divestiture of such facilities, within 24 months of PowerChoice approval.

    The PowerChoice Agreement also allows the Company to form a holding company. The Company, therefore, is seeking approval from its shareholders for the formation of a holding company at its 1998 annual meeting. The implementation of a holding company structure, if approved by the Company's shareholders, would only occur following various regulatory approvals.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1998 on a historical basis and as adjusted to give pro forma effect to consummation of the MRA (including the MRA Financing), and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture. This table should be read in conjunction with "Pro Forma Condensed Financial Statements," "Management's Discussion of Pro Forma Condensed Financial Statements" and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus/Proxy Statement.

                                                                                            AT MARCH 31, 1998
                                                                                       ---------------------------
                                                                                        HISTORICAL     PRO FORMA

                                                                                         (Dollars in thousands)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, par value $1.00 per share, 185,000,000* shares authorized. Issued and
    outstanding 144,419,351 and 187,319,351 shares, respectively.....................  $    144,419  $     187,319
  Capital stock premium and expense..................................................     1,780,978      2,272,078
  Retained earnings..................................................................       814,560        691,060
                                                                                       ------------  -------------
                                                                                          2,739,957      3,150,457
                                                                                       ------------  -------------
PREFERRED STOCK:
  Preferred stock, cumulative, par value $100 per share, 3,400,000 shares authorized:
    Mandatorily redeemable. Issued and outstanding 222,000 shares....................        22,200         22,200
    Non-redeemable. Issued and outstanding 2,100,000 shares..........................       210,000        210,000

  Preferred stock, cumulative, par value $25 per share, 19,600,000 shares authorized:
    Mandatorily redeemable. Issued and outstanding 2,581,204 shares..................        64,530         64,530
    Non-redeemable. Issued and outstanding 9,200,000 shares..........................       230,000        230,000
                                                                                       ------------  -------------
      Total preferred stock..........................................................       526,730        526,730
      Less--Preferred stock due within one year......................................        10,120         10,120
                                                                                       ------------  -------------
                                                                                            516,610        516,610
                                                                                       ------------  -------------
  Preference stock, par value $25 per share, 8,000,000 shares authorized. None issued
    and outstanding..................................................................       --            --

LONG-TERM DEBT:
  First Mortgage Bonds...............................................................     2,801,305      2,801,305
  Promissory Notes...................................................................       413,760        413,760
  Credit Facility....................................................................       105,000        105,000
  Senior Notes.......................................................................       --           2,950,000
  Senior Discount Notes..............................................................       --             322,000
  Other long-term debt...............................................................       165,299        165,299
                                                                                       ------------  -------------
      Total long-term debt...........................................................     3,485,364      6,757,364
      Less--Long-term debt due within one year.......................................        67,065         67,065
                                                                                       ------------  -------------
                                                                                          3,418,299      6,690,299
                                                                                       ------------  -------------
        Total capitalization.........................................................  $  6,674,866  $  10,357,366
                                                                                       ------------  -------------
                                                                                       ------------  -------------


------------------------

* Under Proposal 3, the authorized common stock would be increased to 250 million shares. If Proposal 2 is approved but Proposal 3 is not, the Company intends to either renegotiate the terms of the MRA to increase cash and decrease the number of shares of Common Stock, or to buy sufficient shares to be able to issue 42.9 million shares to the IPP Parties.

                    PRO FORMA CONDENSED FINANCIAL STATEMENTS

INTRODUCTION


    The following unaudited Pro Forma Condensed Statements of Income and unaudited Pro Forma Condensed Balance Sheet are based on the historical Consolidated Financial Statements of the Company incorporated by reference in this Prospectus/Proxy Statement, as adjusted to give effect to (i) the consummation of the MRA; (ii) the consummation of the MRA Financing; (iii) the issuance of approximately 42.9 million shares of Common Stock to the IPP Parties; and (iv) the principal terms of the PowerChoice Agreement, including the first year impact of a three year rate reduction intended to reduce the Company's revenues (exclusive of reductions in the New York State Gross Receipts
Tax) by approximately $111.8 million by the time it is fully phased in over three years, and the establishment of the MRA Regulatory Asset (described in Note 3 of the Notes to unaudited Pro Forma Condensed Statements of Income) which will be amortized by the Company generally over ten years. The unaudited Pro Forma Condensed Financial Statements do not give effect to the Genco Divestiture and certain elements of the PowerChoice Agreement that are not material to the financial results of the Company. The Company is unable at this time to predict either the timing of the Genco Divestiture or the amount of proceeds that the Company will receive. In the event that unacceptable bids are received for any or all of the generating facilities, the Company may spin off such assets to its shareholders. The net book value of the fossil and hydro generating facilities at March 31, 1998 was approximately $1.1 billion. The unaudited Pro Forma Condensed Statements of Income have been prepared to reflect the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement, excluding the Genco Divestiture, as if they had occurred on the first day of each period presented. The unaudited Pro Forma Condensed Balance Sheet has been prepared to reflect the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement, excluding the Genco Divestiture, as if they had occurred on March 31, 1998.



    The PSC has limited the amount of the MRA Regulatory Asset that can be recovered from customers to approximately $4.0 billion. The MRA Regulatory Asset represents the recoverable costs of the MRA, consisting of the cash compensation paid to the IPP Parties, the issuance of approximately 42.9 million shares of Common Stock, and other expenses related to the MRA. Because the value of the consideration to be paid to the IPP Parties can only be determined at the MRA closing, the value of the limitation on the recoverability of the MRA regulatory asset is expected to be recorded as a charge to expense in the second quarter of 1998 upon the MRA closing. The charge to expense will be determined as the difference between $8 per share and the Company's closing common stock price on the date the MRA closes. Using the Company's common stock price on March 26, 1998 of 12 7/16 per share, the charge to expense would be approximately $190.0 million. See "The MRA" and "The PowerChoice Agreement" under Proposal 2.



    The pro forma income statements for the year ended December 31, 1997 and the three and twelve months ended March 31, 1998 do not include an adjustment for the one-time, non-cash write-off associated with the PSC's written order dated March 20, 1998 that limited the amount of the MRA regulatory asset that can be recovered from customers. Using the Company's common stock price on March 26, 1998 of $12 7/16 per share, multiplied by 42.9 million shares, the estimated charge to expense would be approximately $190 million. The ultimate amount of the charge to expense will be based upon the Company's common stock price on the date of the MRA closing.


    The unaudited Pro Forma Condensed Financial Statements and accompanying notes should be read in conjunction with the Company's historical Consolidated Financial Statements and the notes thereto incorporated by reference in this Prospectus/Proxy Statement. The unaudited Pro Forma Condensed Financial Statements are presented for informational purposes only and do not purport to represent what the Company's financial position or results of operations would actually have been if the consummation of the MRA (including the MRA Financing) and the principal terms of the PowerChoice Agreement, excluding the Genco Divestiture, had occurred on the dates set forth herein, or to project the Company's financial position or results of operations at any future date or for any future period. However, the unaudited Pro Forma Condensed Financial Statements contain, in the opinion of management, all adjustments necessary for a fair presentation.

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (Unaudited)


                                                                             YEAR ENDED DECEMBER 31, 1997
                                                                      -------------------------------------------
                                                                                      PRO FORMA
                                                                      HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                                        (Dollars in thousands except per share
                                                                                         data)
Operating Revenues:
  Electric..........................................................  $ 3,309,441  $   (56,300)(1)
                                                                                       (39,200)(2)    $ 3,213,941
  Gas...............................................................      656,963                         656,963
                                                                      -----------  ----------------   -----------
                                                                        3,966,404      (95,500)         3,870,904
                                                                      -----------  ----------------   -----------
Operating Expenses:
  Fuel for electric generation......................................      179,455                         179,455
  Electricity purchased:
    IPP.............................................................    1,105,970     (807,000)(3)
                                                                                       203,700(3)
                                                                                        81,800(3)         584,470
    Others..........................................................      130,138                         130,138
  Gas purchased.....................................................      345,610                         345,610
  Other operation and maintenance...................................      835,282                         835,282
  Amortization of MRA Regulatory Asset..............................      --           378,000(4)         378,000
  Depreciation and amortization.....................................      339,641                         339,641
  Other taxes.......................................................      471,469                         471,469
                                                                      -----------  ----------------   -----------
                                                                        3,407,565     (143,500)         3,264,065
                                                                      -----------  ----------------   -----------
  Operating income..................................................      558,839       48,000            606,839
Other income........................................................       24,997       (6,400)(5)         18,597
                                                                      -----------  ----------------   -----------
Income before interest charges......................................      583,836       41,600            625,436
Interest charges....................................................      273,906       16,500(6)
                                                                                       248,400(7)
                                                                                       (27,000)(7)        511,806
                                                                      -----------  ----------------   -----------
Income before federal and foreign income taxes......................      309,930     (196,300)           113,630
Federal and foreign income taxes....................................      126,595      (68,700)(8)         57,895
                                                                      -----------  ----------------   -----------
Net income..........................................................      183,335     (127,600)            55,735
Dividends on preferred stock........................................       37,397                          37,397
                                                                      -----------  ----------------   -----------
Balance available for common stock..................................  $   145,938  $  (127,600)       $    18,338
                                                                      -----------  ----------------   -----------
                                                                      -----------  ----------------   -----------
Average number of shares of common stock outstanding (in
  thousands)........................................................      144,404       42,900(9)         187,304
Basic and diluted earnings per average share of common stock........  $      1.01                     $       .10

OTHER OPERATING DATA:
  EBITDA (10).......................................................  $   961,502                     $ 1,426,702
  Net cash interest (11)............................................      226,890                         446,290
  Ratio of EBITDA to net cash interest (12).........................                                          3.2x
  Ratio of earnings to fixed charges (13)...........................                                          1.2x
  Ratio of earnings to fixed charges and preferred dividend
    requirements (13)...............................................                                          1.1x


       See accompanying notes to Pro Forma Condensed Statement of Income

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (Unaudited)


                                                                         THREE MONTHS ENDED MARCH 31, 1998
                                                                      ---------------------------------------
                                                                                    PRO FORMA
                                                                      HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                                      (Dollars in thousands except per share
                                                                                       data)
Operating Revenues:
  Electric..........................................................  $  863,169  $  (14,075)(1)
                                                                                      (9,800)(2)   $  839,294
  Gas...............................................................     235,235                      235,235
                                                                      ----------  --------------   ----------
                                                                       1,098,404     (23,875)       1,074,529
                                                                      ----------  --------------   ----------
Operating Expenses:
  Fuel for electric generation......................................      47,198                       47,198
  Electricity purchased:
    IPP.............................................................     299,938    (201,500)(3)
                                                                                      53,275(3)
                                                                                      19,350(3)       171,063
    Others..........................................................      24,412                       24,412
  Gas purchased.....................................................     115,452                      115,452
  Other operation and maintenance                                        262,362                      262,362
  Amortization of MRA Regulatory Asset                                                94,500(4)        94,500
  Depreciation and amortization.....................................      87,950                       87,950
  Other taxes.......................................................     126,795                      126,795
                                                                      ----------  --------------   ----------
                                                                         964,107     (34,375)         929,732
                                                                      ----------  --------------   ----------
  Operating income..................................................     134,297      10,500          144,797
                                                                      ----------  --------------   ----------
Other income........................................................       4,225      (1,600)(5)        2,625
                                                                      ----------  --------------   ----------
Income before interest charges......................................     138,522       8,900          147,422
Interest charges....................................................      65,590       4,125(6)
                                                                                      61,000(7)
                                                                                      (6,750)(7)      123,965
                                                                      ----------  --------------   ----------
Income before federal and foreign income taxes......................      72,932     (49,475)          23,457
Federal and foreign income taxes....................................      52,569     (17,325)(8)       35,244
                                                                      ----------  --------------   ----------
Net income (loss)...................................................      20,363     (32,150)         (11,787)
Dividends on preferred stock........................................       9,223                        9,223
                                                                      ----------  --------------   ----------
Balance available for common stock..................................  $   11,140  $  (32,150)      $  (21,010)
                                                                      ----------  --------------   ----------
                                                                      ----------  --------------   ----------
Average number of shares of common stock outstanding (in
  thousands)........................................................     144,419      42,900(9)       187,319
Basic and diluted earnings per average share of common stock........  $     0.08                   $    (0.11)

OTHER OPERATING DATA:
  EBITDA (10).......................................................  $  222,273                   $  337,073
  Net cash interest (11)............................................      54,783                      108,936
  Ratio of EBITDA to net cash interest (12).........................                                      3.1x
  Ratio of earnings to fixed charges (13)...........................                                      1.2x
  Ratio of earnings to fixed charges and preferred dividend
    requirements (13)...............................................                                      1.1x


       See accompanying notes to Pro Forma Condensed Statement of Income

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (Unaudited)


                                                                        TWELVE MONTHS ENDED MARCH 31, 1998
                                                                      ---------------------------------------
                                                                                     PRO FORMA
                                                                       HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                                      (Dollars in thousands except per share
                                                                                       data)
Operating Revenues:
  Electric..........................................................  $  3,295,241   $ (56,300)(1)
                                                                                       (39,200)(2) $  3,199,741
  Gas...............................................................       605,735                    605,735
                                                                      ------------  -----------  ------------
                                                                         3,900,976     (95,500)     3,805,476
                                                                      ------------  -----------  ------------
Operating Expenses:
  Fuel for electric generation......................................       189,188                    189,188
  Electricity purchased:
    IPP.............................................................     1,107,697    (806,000)(3)
                                                                                       213,100(3)
                                                                                        77,400(3)      592,197
    Others..........................................................       123,958                    123,958
  Gas purchased.....................................................       312,431                    312,431
  Other operation and maintenance...................................       890,979                    890,979
  Amortization of MRA Regulatory Asset..............................                   378,000(4)      378,000
  Depreciation and amortization.....................................       343,369                    343,369
  Other taxes.......................................................       472,155                    472,155
                                                                      ------------  -----------  ------------
                                                                         3,439,777    (137,500)     3,302,277
                                                                      ------------  -----------  ------------
  Operating income..................................................       461,199      42,000        503,199
  Other income......................................................        22,122      (6,400)(5)       15,722
                                                                      ------------  -----------  ------------
Income before interest charges......................................       483,321      35,600        518,921
Interest charges....................................................       271,958      16,500(6)
                                                                                       244,000(7)
                                                                                       (27,000)(7)      505,458
                                                                      ------------  -----------  ------------
Income before federal and foreign income taxes......................       211,363    (197,900)        13,463
Federal and foreign income taxes....................................       110,687     (69,300)(8)       41,387
                                                                      ------------  -----------  ------------
Net income (loss)...................................................       100,676    (128,600)       (27,924)
Dividends on preferred stock........................................        37,221                     37,221
                                                                      ------------  -----------  ------------
Balance available for common stock..................................  $     63,455   $(128,600)  $    (65,145)
                                                                      ------------  -----------  ------------
                                                                      ------------  -----------  ------------
Average number of shares of common stock outstanding (in
  thousands)........................................................       144,412      42,900(9)      187,312
Basic and diluted earnings (loss) per average share of common
  stock.............................................................  $       0.44               $      (0.35)

OTHER OPERATING DATA:
  EBITDA (10).......................................................  $    859,687               $  1,318,887
  Net cash interest (11)............................................       225,368                    440,368
  Ratio of EBITDA to net cash interest (12).........................                                      3.0x
  Ratio of earnings to fixed charges (13)...........................                                      1.0x
  Ratio of earnings to fixed charges and preferred dividend
    requirements (13)...............................................                                      1.0x


       See accompanying notes to Pro Forma Condensed Statement of Income

          NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME



    The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited Pro Forma Condensed Statement of Income for the year ended December 31, 1997 and for the three and twelve months ended March 31, 1998. The unaudited Pro Forma Condensed Statements of Income should be read in conjunction with the historical Consolidated Financial Statements and the notes thereto incorporated by reference in this Prospectus/Proxy Statement.



    The adjustments described below are based on the assumptions and preliminary estimates described therein and are subject to change. These statements do not purport to be indicative of the results of operations of the Company for such period, nor are they indicative of future results. All of the following adjustments for the year ended December 31, 1997 and for the three and twelve months ended March 31, 1998, are pro forma to reflect the consummation of the MRA and the MRA Financing and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, as if they had occurred on the first day of each respective period.



    The pro forma income statements for the year ended December 31, 1997 and the three and twelve months ended March 31, 1998 do not include an adjustment for the one-time, non-cash write-off associated with the PSC's written order dated March 20, 1998 that limited the amount of the MRA regulatory asset that can be recovered from customers. Using the Company's common stock price on March 26, 1998 of $12 7/16 per share, multiplied by 42.9 million shares, the estimated charge to expense would be approximately $190 million. The ultimate amount of the charge to expense will be based upon the Company's common stock price on the date of the MRA closing.



    The unaudited Pro Forma Statements of Income include the following pro forma adjustments based on the assumptions described below:



    (1) To reflect the first year impact on total electric revenues of the rate reduction requirements contained in the PowerChoice Agreement, which provides for rate reductions to be phased in over three years. These rate reductions are intended to result in a decrease in electric revenues (exclusive of reductions in the New York State Gross Receipts Tax) of approximately $111.8 million by the time they are fully phased in over the three years, of which the first year impact for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998 is estimated to be approximately $56.3 million, $14.1 million and $56.3 million, respectively. Of the first year revenue reduction applicable to the year ended December 31, 1997 and the twelve months ended March 31, 1998, approximately $12.0 million relates to residential and small commercial customers and is calculated as a price reduction of approximately 0.08 CENTS per Kwh (or approximately 0.7%) to 1997 average prices applied against sales to those customers of 14,475,005 Mwhs and 14,306,055 Mwhs in each period, respectively. Approximately $13.4 million of revenue reductions relate to large commercial and small industrial customers and are calculated as a reduction of approximately 0.20 CENTS per Kwh (or approximately 2.0%) to 1997 average prices applied against sales to those customers of 6,529,095 Mwhs and 6,495,852 Mwhs in each period, respectively. The remaining $30.9 million of revenue reductions relate to large industrial customers and are comprised of several adjustments, including a revenue reduction of $24.9 million based on a price reduction of approximately 0.34 CENTS per Kwh (or approximately 4.3%) to 1997 average prices applied against sales to those customers of 7,387,140 Mwhs and 7,443,164 Mwhs in each period, respectively, and net increases in anticipated discounts to specific customers of $6.0 million. The pro forma adjustment for revenue reductions for the three months ended March 31, 1998 is calculated as one quarter of the annual revenue reductions for the twelve months ended March 31, 1998. The actual rate reductions in any year will be affected by numerous factors such as the volume of electricity sold and the timing of the rate reductions.


    (2) To reflect a deferral of revenues required by the PSC Order. The amount of the deferral is based on the difference between the assumed weighted average interest rate of 8.5% used by the Company to prepare its PowerChoice proposal and the estimated weighted average interest rate of 7.27% assumed for the Senior Notes portion of the MRA Financing. The amount of the deferral for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998 would be $39.2 million, $9.8 million and $39.2 million, respectively.


    (3) To reflect (i) the elimination of $807.0 million, $201.5 million and $806.0 million of electricity purchased costs for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, reflecting the termination, restatement or amendment of the 27 PPAs pursuant to the MRA; (ii) the addition of approximately $203.7 million, $53.3 million and $213.1 million of electricity purchased costs for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, reflecting the Company's commitment to purchase electricity under the restated and amended contracts entered into with certain IPP Parties as part of the MRA; and (iii) the addition of approximately $81.8 million, $19.4 million and $77.4 million of electricity purchased costs for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, reflecting the estimated cost of market purchases of electricity to replace the capacity terminated as part of the MRA. These adjustments decreased the cost of electricity purchased from the IPPs by a net amount of $521.5 million, $128.9 million and $515.5 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. The cost of electricity purchased under the restated and amended contracts for the year ended December 31, 1998 and the twelve months ended March 31, 1998 is based on the first year prices set forth in each of such contracts applied to purchases of 4,340,376 MW also established in the restated and amended contracts. The estimated cost of replacement power is based on the administratively determined SC-6 "buy-back" rate from qualifying facility projects, as approved by the PSC, applied against 4,645,370 MW and 4,391,791 MW of market purchases for the year ended December 31, 1998 and the twelve months ended March 31, 1998, respectively. The weighted average buy-back rate for each period was approximately 1.8 CENTS per Kwh. A 1.0 CENTS per Kwh change in the buy-back rate will impact the annual cost of electricity purchased by approximately $43.4 million. The pro forma adjustments relating to the cost of electricity purchased under the restated and amended contracts and the cost of replacement power for the three months ended March 31, 1998 is calculated as one quarter of the similar adjustments for the twelve months ended March 31, 1998.


    (4) To reflect the amortization of the $3.997 billion MRA Regulatory Asset established as a result of the MRA and the PowerChoice Agreement. Pursuant to the PowerChoice Agreement, the Company will amortize the MRA Regulatory Asset generally over ten years. The amortization amounted to $378.0 million, $94.5 million and $378.0 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. See "The MRA and the PowerChoice Agreement."

    (5) To reflect interest expense, in accordance with the appropriate regulatory treatment, of $6.4 million, $1.6 million and $6.4 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, on a $157.1 million reduction in the amount of cash compensation paid to the IPP Parties in exchange for adjustments to the restated contracts pursuant to the amendment to the MRA dated April 22, 1998, that is reflected in the MRA Regulatory Asset. See "The MRA" and "The Power Choice Agreement" under Proposal 2.

    (6) To reflect the amortization of the total debt issuance costs of approximately $78.3 million incurred and capitalized in connection with the MRA Financing. The debt issuance costs will be amortized over the life of the indebtedness represented by the MRA Financing using the interest method and would have amounted to $16.5 million, $4.1 million and $16.5 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively.

    (7) To reflect additional interest charges associated with the indebtedness represented by the MRA Financing and borrowings that would have been drawn under the Company's receivables facility in order to fund the Company's cash obligations under the MRA. Interest charges on the indebtedness represented by the Senior Notes portion of the MRA Financing were calculated assuming a weighted average interest rate of 7.27% and amounted to $214.4 million, $53.7 million and $214.4 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. A 1/8% change in the assumed interest rate on the Senior Notes portion of the MRA Financing would impact interest charges by $3.7 million per year. The amount of accreted interest on the Senior Discount Notes was calculated assuming an interest rate of 9% amounted to $29.0 million, $7.3 million and $29.0 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, of which $27.0 million, $6.7 million and $27.0 million, respectively, was capitalized as part of the MRA Regulatory Asset for such periods. The amount of the accreted interest that was not deferred to the MRA Regulatory Asset was $2.0 million, $0.6 million and $2.0 million, respectively, for such periods. Further, interest charges on the additional borrowings under the receivables facility were calculated assuming an interest rate of 7.5% and amounted to $5.0 million, $0.0 million and $0.6 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively.


    (8) To reflect a reduction of $68.7 million, $17.3 million and $69.3 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, in federal and foreign income taxes as a result of the reduction in pro forma income before federal and foreign income taxes, calculated at the statutory federal income tax rate of 35.0%. Pro forma income before federal and foreign income taxes is reduced by $196.3 million, $49.5 million and $197.9 million, respectively, for such periods as the net result of the pro forma adjustments described in notes
(1) through (7).

    (9) To reflect the issuance of approximately 42.9 million shares of Common Stock to the IPP Parties as part of the consideration paid to them under the MRA.


    (10) EBITDA represents earnings before interest charges, interest income, income taxes, depreciation and amortization, amortization of nuclear fuel, allowance for funds used during construction, MRA Regulatory Asset amortization, non-cash regulatory deferrals and other amortizations and extraordinary items. EBITDA is presented to provide additional information about the Company's ability to meet its future requirements for debt service and capital expenditures. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as a measure of liquidity. See the Pro Forma Condensed Statements of Income contained herein and the Consolidated Statements of Cash Flows incorporated by reference in this Prospectus/Proxy Statement.


    (11) Net cash interest reflects interest charges plus allowance for funds used during construction less the non-cash impact of the net amortization of discount on long-term debt and interest accrued on the Nuclear Waste Act disposal liability and interest accreted on the Senior Discount Notes that is not otherwise capitalized less interest income.


    (12) For purposes of determining the ratio of EBITDA to net cash interest, EBITDA and net cash interest are calculated as described above in notes (10) and
(11). The ratio of EBITDA to net cash interest is presented to provide additional information about the Company's ability to meet its future requirements for debt service. See the Pro Forma Condensed Statements of Income contained herein and the Consolidated Statements of Cash Flows incorporated by reference in this Prospectus/Proxy Statement.


    (13) For purposes of determining the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividend requirements, (i) earnings consist of income before federal and foreign income taxes plus fixed charges; (ii) fixed charges consist of interest charges on all indebtedness, including the portion of rental expense that is representative of the interest factor; and (iii) preferred dividend requirements include the dividends on all classes of preferred stock adjusted to a pre-tax basis.

                       PRO FORMA CONDENSED BALANCE SHEET
                                  (Unaudited)

                                                                               AT MARCH 31, 1998
                                                                   ------------------------------------------
                                                                                   PRO FORMA
                                                                    HISTORICAL    ADJUSTMENTS     PRO FORMA

                                                                             (Dollars in thousands)
Net utility plant................................................  $  6,897,664                 $   6,897,664
                                                                   ------------                 -------------
Other property and investments...................................       296,976                       296,976
                                                                   ------------                 -------------
Current Assets:
    Cash.........................................................       436,256  $   3,200,200(1)
                                                                                    (3,644,000 (2)
                                                                                         8,000(3)           456
    Other current assets.........................................       829,872         75,000(4)
                                                                                       137,800(5)
                                                                                        (8,000 (3)     1,034,672
                                                                   ------------  -------------  -------------
                                                                      1,266,128       (231,000)     1,035,128
                                                                   ------------  -------------  -------------
MRA Regulatory Asset.............................................         8,700      3,988,000(6)     3,996,700
Other regulatory assets..........................................     1,165,870                     1,165,870
Other assets.....................................................        72,245         71,800(7)       144,045
                                                                   ------------  -------------  -------------
  Total assets...................................................  $  9,707,583  $   3,828,800  $  13,536,383
                                                                   ------------  -------------  -------------
                                                                   ------------  -------------  -------------

          See accompanying Notes to Pro Forma Condensed Balance Sheet

                       PRO FORMA CONDENSED BALANCE SHEET
                                  (Unaudited)

                                                                                AT MARCH 31, 1998
                                                                    -----------------------------------------
                                                                                   PRO FORMA
                                                                     HISTORICAL   ADJUSTMENTS     PRO FORMA

                                                                             (Dollars in thousands)
Capitalization:
Common stockholders' equity:
  Common stock....................................................  $    144,419  $     42,900(8) $     187,319
  Capital stock premium and expense...............................     1,780,978       491,100(8)     2,272,078
  Retained earnings...............................................       814,560      (123,500 (9)       691,060
                                                                    ------------  ------------  -------------
                                                                       2,739,957       410,500      3,150,457

Preferred stock...................................................       516,610                      516,610
Long-term debt....................................................     3,418,299     3,272,000(1)     6,690,299
                                                                    ------------  ------------  -------------
  Total capitalization............................................     6,674,866     3,682,500     10,357,366

Current liabilities...............................................       613,524                      613,524
Regulatory liabilities............................................       239,880                      239,880
Other liabilities.................................................     2,179,313        75,000(4)
                                                                                       137,800(5)
                                                                                       (66,500 (9)     2,325,613
                                                                    ------------  ------------  -------------
  Total liabilities and stockholders' equity......................  $  9,707,583  $  3,828,800  $  13,536,383
                                                                    ------------  ------------  -------------
                                                                    ------------  ------------  -------------


          See accompanying Notes to Pro Forma Condensed Balance Sheet

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

    The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited Pro Forma Condensed Balance Sheet at March 31, 1998. The unaudited Pro Forma Condensed Balance Sheet should be read in conjunction with the historical Consolidated Financial Statements and the notes thereto incorporated by reference in this Prospectus/Proxy Statement.

    The adjustments described below are based on the assumptions and preliminary estimates described therein and are subject to change. These statements do not purport to be indicative of the financial position of the Company as of such date, nor are they indicative of future results. Furthermore, this unaudited Pro Forma Condensed Balance Sheet does not reflect anticipated changes, other than the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, which may occur as the result of operating activities before and after the effective date of the MRA, the MRA Financing, the PowerChoice Agreement and other matters. All of the following adjustments are based on the assumption that the consummation of the MRA and the MRA Financing and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture had occurred on March 31, 1998.

    The unaudited Pro Forma Condensed Balance Sheet includes the following pro forma adjustments based on the assumptions described below:


(1) To reflect the gross cash proceeds of $3.272 billion received by the Company from the MRA Financing reduced for the payment of the remaining debt issuance costs estimated by the Company to be approximately $71.8 million.


(2) To reflect the cash compensation of $3.631 billion paid to the IPP Parties pursuant to the terms of the MRA and payment of $13.0 million in other remaining expenses related to the MRA. Approximately $8.7 million of other expenses had been incurred and capitalized as the MRA Regulatory Asset as of March 31, 1998.

(3) To reflect partial usage of the receivables facility in light of the liquidity requirements presented in the Pro Forma Condensed Balance Sheet. Such adjustment is representative of the Company's normal cash management practices.

(4) To record the reversal of $75.0 million of estimated federal income tax payments which would not have been made as a result of the deduction of payments made in connection with the MRA.

(5) To record a federal income tax receivable of $137.8 million, based on the net operating loss which would have been generated and carried back two years for income tax purposes. The net loss for income tax purposes results from the current deduction for income tax purposes of the full amount of the consideration, including cash and Common Stock, paid to the IPP Parties pursuant to the MRA. See "Certain Considerations--Federal Income Tax Implications of MRA to the Company."

(6) To reflect the establishment of a $3.997 billion MRA Regulatory Asset representing the recoverable costs of the MRA consisting of (i) the cash compensation of $3.631 billion paid to the IPP Parties; (ii) the issuance of approximately 42.9 million shares of Common Stock valued at an aggregate of $344.0 million or $8.00 per share, based on the limitation on the amount of the MRA Regulatory Asset, as set forth in the PSC Order; and (iii) other remaining expenses of $13.0 million related to the MRA. Approximately $8.7 million of other expenses had been incurred and capitalized as the MRA Regulatory Asset as of March 31, 1998. The MRA Regulatory Asset was established pursuant to the PowerChoice Agreement and will be amortized generally over ten years. See "The MRA" and "The PowerChoice Agreement" under Proposal 2.

(7) To reflect the capitalization of the estimated remaining debt issuance costs of approximately $71.8 million resulting from the MRA Financing.

(8) To reflect the issuance of approximately 42.9 million shares of Common Stock to the IPP Parties pursuant to the MRA. The new shares will be valued at the price of the Common Stock on the date of the consummation of the MRA. For purposes of developing the Pro Forma Condensed Balance Sheet, the Company used the price of the Common Stock at the close of business on March 26, 1998, or $12 7/16. This adjustment to common stockholders' equity will change based on the price of the Common Stock on the date of the consummation of the MRA.


(9) To reflect the charge to earnings and related tax benefit associated with the PSC's limitation of the amount of the MRA Regulatory Asset that can be recovered from customers. The amount represents the product of the difference between $8.00 and the closing price of the Common Stock on March 26, 1998 of $12 7/16 multiplied by approximately 42.9 million shares. The ultimate amount of the charge to expense will be based upon the Company's common stock price on the date of the MRA closing.

                       SELECTED HISTORICAL FINANCIAL DATA


    The following table sets forth selected historical financial data of the Company for each of the five years in the period ended December 31, 1997 and for the three months ended March 31, 1997 and March 31, 1998. The following selected historical financial data have been derived from the Consolidated Financial Statements of the Company, including those incorporated in this Prospectus/Proxy Statement by reference to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997 and the Company's Quarterly Reports for the three months ended March 31, 1997 and March 31, 1998.



    The selected historical financial data presented below should be read in conjunction with the audited Consolidated Financial Statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus/Proxy Statement.


                                                                                                     THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                      MARCH 31,
                                             -----------------------------------------------------  --------------------
                                               1993       1994       1995       1996      1997(1)     1997       1998
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                            (Dollars in thousands except per share data)
STATEMENT OF INCOME DATA:
  Operating revenues:
    Electric...............................  $3,332,464 $3,528,987 $3,335,548 $3,308,979 $3,309,441 $ 877,369  $ 863,169
    Gas....................................    600,967    623,191    581,790    681,674    656,963    286,463    235,235
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             3,933,431  4,152,178  3,917,338  3,990,653  3,966,404  1,163,832  1,098,404
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating expenses:
    Fuel for electric generation...........    231,064    219,849    165,929    181,486    179,455     37,465     47,198
    Electricity purchased:
     IPP...................................    745,335    966,724  1,011,518  1,052,298  1,105,970    298,211    299,938
     Others................................    118,178    140,409    126,419    130,594    130,138     30,592     24,412
    Gas purchased..........................    326,273    315,714    276,232    370,040    345,610    148,631    115,452
    Other operation and maintenance........  1,057,580    957,377    817,897    928,224    835,282    206,665    262,362
    Employee reduction program.............         --    196,625         --         --         --         --         --
    Depreciation and amortization..........    276,623    308,351    317,831    329,827    339,641     84,222     87,950
    Other taxes............................    491,363    496,922    517,478    475,846    471,469    126,109    126,795
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             3,246,416  3,601,971  3,233,304  3,468,315  3,407,565    931,895    964,107
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income.........................    687,015    550,207    684,034    522,338    558,839    231,937    134,297
  Other income.............................     14,154     17,204      3,069     35,943     24,997      7,100      4,225
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before interest charges...........    701,169    567,411    687,103    558,281    583,836    239,037    138,522
  Interest charges.........................    282,263    278,958    279,674    278,033    273,906     67,538     65,590
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before federal and foreign income
    taxes..................................    418,906    288,453    407,429    280,248    309,930    171,499     72,932
  Federal and foreign income taxes.........    147,075    111,469    159,393    102,494    126,595     68,477     52,569
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before extraordinary item.........    271,831    176,984    248,036    177,754    183,335    103,022     20,363
  Extraordinary item.......................         --         --         --    (67,364)        --         --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income...............................    271,831    176,984    248,036    110,390    183,335    103,022     20,363
  Dividends on preferred stock.............     31,857     33,673     39,596     38,281     37,397      9,399      9,223
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Balance available for common stock.......  $ 239,974  $ 143,311  $ 208,440  $  72,109  $ 145,938  $  93,623  $  11,140
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------

  Average number of shares of common stock
    outstanding (in thousands).............    140,417    143,621    144,329    144,350    144,404    144,389    144,419
  Basic and diluted earnings per average
    share of common stock before
    extraordinary item.....................  $    1.71  $    1.00  $    1.44  $    0.97  $    1.01  $    0.65  $    0.08
  Extraordinary item per average share of
    common stock...........................  $      --  $      --  $      --  $   (0.47) $      --  $      --  $      --
  Basic and diluted earnings per average
    share of common stock..................  $    1.71  $    1.00  $    1.44  $    0.50  $    1.01  $    0.65  $    0.08

                                                                                                      THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                           -----------------------------------------------------  --------------------
                                             1993       1994       1995       1996       1997       1997       1998
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                     (Dollars in thousands)
OTHER OPERATING DATA:
  EBITDA(2)..............................  $ 950,099  $1,029,865 $ 929,130  $ 957,549  $ 961,502  $ 358,863  $ 222,273
  Net cash interest(3)...................    271,116    261,655    260,548    244,501    226,890     56,305     54,783
  Capital expenditures(4)................    519,612    490,124    345,804    352,049    290,757     53,552    132,354
  Ratio of EBITDA to net cash
    interest(5)..........................       3.5x       3.9x       3.6x       3.9x       4.2x       6.4x       4.1x
  Ratio of earnings to fixed
    charges(6)...........................       2.3x       1.9x       2.3x       1.6x       2.0x       3.4x       2.1x
  Ratio of earnings to fixed charges and
    preferred dividend requirements(6)...       2.0x       1.6x       1.9x       1.3x       1.7x       2.8x       1.4x

BALANCE SHEET DATA (AT END OF PERIOD):
  Net utility plant......................  $6,877,292 $7,035,643 $7,007,853 $6,957,615 $6,868,044 $6,919,730 $6,897,664
  Total assets...........................  9,471,327  9,649,816  9,477,869  9,427,635  9,584,141  9,515,010  9,707,583
  Total long-term debt, including current
    portion..............................  3,474,797  3,375,845  3,647,478  3,525,963  3,484,476  3,523,412  3,485,364
  Preferred stock, including current
    portion..............................    440,400    556,950    546,000    535,600    526,730    535,600    526,730
  Common stockholders' equity............  2,456,465  2,462,398  2,513,952  2,585,572  2,727,527  2,676,890  2,739,957


------------------------


(1) After discussions with the accounting staff of the Securities and Exchange Commission, the Company has determined to reverse the non-cash write-off of $190 million recognized in 1997 in connection with the PSC's March 20, 1998 order limiting the amount of the MRA Regulatory Asset that can be recovered from customers. The write-off will be recorded instead against second quarter 1998 earnings.



(2) EBITDA represents earnings before interest charges, interest income, income taxes, depreciation and amortization, amortization of nuclear fuel, allowance for funds used during construction, the PowerChoice charge, non-cash regulatory deferrals and other amortizations and extraordinary items. EBITDA is presented to provide additional information about the Company's ability to meet its future requirements for debt service and capital expenditures. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as a measure of liquidity. See the Consolidated Statements of Cash Flows incorporated by reference in this Prospectus/Proxy Statement.



(3) Net cash interest reflects interest charges plus allowance for funds used during construction less the non-cash impact of the net amortization of discount on long-term debt and interest accrued on the Nuclear Waste Policy Act disposal liability less interest income.



(4) Capital expenditures consist of amounts for the Company's construction program related to its transmission, distribution and generation operations (including nuclear fuel, related allowance for funds used during construction and capitalized overhead expenses), and the amounts incurred to comply with the Clean Air Act and other environmental requirements.



(5) For purposes of determining the ratio of EBITDA to net cash interest, EBITDA and net cash interest are calculated as described above in notes (2) and
    (3). The ratio of EBITDA to net cash interest is presented to provide additional information about the Company's ability to meet its future requirements for debt service. See the Consolidated Statements of Cash Flows incorporated by reference in this Prospectus/Proxy Statement.



(6) For purposes of determining the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividend requirements, (i) earnings consist of income before federal and foreign income taxes plus fixed charges; (ii) fixed charges consist of interest charges on all indebtedness, including the portion of rental expense that is representative of the interest factor; and (iii) preferred dividend requirements include the dividends on all classes of preferred stock adjusted to a pre-tax basis.

                           MANAGEMENT'S DISCUSSION OF
                    PRO FORMA CONDENSED FINANCIAL STATEMENTS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/PROXY STATEMENT, INCLUDING THE UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS AND THE NOTES THERETO. CERTAIN STATEMENTS IN THE FOLLOWING DISCUSSION ARE FORWARD-LOOKING STATEMENTS OR DISCUSSIONS OF TRENDS WHICH BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES THAT COULD SIGNIFICANTLY AFFECT EXPECTED RESULTS. ACTUAL RESULTS AND TRENDS IN THE FUTURE MAY DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN DEPENDING ON A VARIETY OF FACTORS, INCLUDING THOSE DETAILED UNDER "CERTAIN CONSIDERATIONS" UNDER PROPOSALS 2 AND 4 AND ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT.


    The unaudited Pro Forma Condensed Financial Statements give effect to (i) the consummation of the MRA; (ii) the consummation of the MRA Financing; (iii) the issuance of approximately 42.9 million shares of Common Stock to the IPP Parties; and (iv) the principal terms of the PowerChoice Agreement, including the first year impact of a three year rate reduction intended to reduce the Company's revenues by $111.8 million (exclusive of reductions in the New York State Gross Receipts Tax) by the time it is fully phased in over three years, and the establishment of the MRA Regulatory Asset which will be amortized by the Company generally over ten years. The unaudited Pro Forma Condensed Financial Statements do not give effect to the Genco Divestiture or certain elements of the PowerChoice Agreement that are not material to the financial results of the Company. The Company is unable at this time to predict either the timing of the Genco Divestiture or the amount of proceeds that the Company will receive. In the event that unacceptable bids are received for any or all of the generating facilities, the Company may spin off such assets to its shareholders. The net book value of the fossil and hydro generating facilities at March 31, 1998 was approximately $1.1 billion.


    On a pro forma basis after giving effect to the consummation of the MRA and MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, the Company's revenues for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998 would have declined by approximately $95.5 million, $23.9 million and $95.5 million, respectively, to $3.9 billion, $1.1 billion and $3.8 billion, respectively. On a historical basis, the Company's revenues were $4.0 billion, $1.1 billion and $3.9 billion, respectively, for such periods. This reduction in revenues reflects the first year's phase-in of a three year rate reduction intended to reduce the Company's electric revenues by $111.8 million (exclusive of reductions in the New York State Gross Receipts Tax) by the time it is fully phased in over three years, as well as a deferral of revenues required by the PSC Order representing the difference between the assumed weighted average interest rate for the Senior Notes portion of the MRA Financing for purposes of preparing the Company's PowerChoice proposal versus the current estimates of the same. The actual rate reductions and level of revenues in 1998 and other years will be dependent upon numerous factors such as the volume of electricity sold and the timing of the rate reductions.


    Pursuant to the MRA, 18 PPAs representing approximately 1,100 MW of electric generating capacity are to be terminated. Such electric generating capacity will be replaced with purchases in the spot market for electricity at prices significantly less than the contracted prices under such terminating PPAs. In addition, eight PPAs representing approximately 541 MW of electric generating capacity will be restated and amended on economic terms and conditions which the Company believes are more favorable to it than the terms of the existing PPAs subject to the MRA. Additionally, one PPA representing 42 MW of capacity will be amended to reflect a shorter term (17 years) and a lower stream of fixed unit prices. As a result, on a pro forma basis, the Company's cost of electricity purchased from the IPPs for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998 would have declined by approximately $521.5 million, $128.9 million and $515.5 million, respectively to $584.5 million, $171.1 million and $592.2 million, respectively. On a historical basis, the Company's cost of electricity purchased from the IPPs was $1.1 billion, $300.0 million and $1.1 billion, respectively, for such periods.

    Pursuant to the PowerChoice Agreement, the compensation paid to the IPP Parties in the form of cash and Common Stock will be capitalized and carried on the Company's balance sheet as the MRA Regulatory Asset. The net amount which will be initially recorded and subsequently amortized generally over a ten year period has been limited by the PSC to approximately $4.0 billion. On a pro forma basis, the amortization of the MRA Regulatory Asset would have amounted to $378.0 million, $94.5 million and $378.0 million for the year ended December 31, 1997, the three months March 31, 1998 and the twelve months ended March 31, 1998, respectively. No such amortization charge was recorded in the historical income statements for such periods.


    The Company's operating income (loss) on a pro forma basis would have increased by $48.0 million, $10.5 million and $42.0 million to $606.8 million, $144.8 million and $503.2 million, respectively, for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. On a historical basis, the Company's operating income was $558.8 million, $134.3 million and $461.2 million, respectively, for such periods. This increase reflects the net positive impact resulting from the significant reduction in the Company's cost of electricity purchased from the IPPs which more than offsets the decline in revenues and amortization of the MRA Regulatory Asset.


    The estimated additional interest charges and amortization of debt issuance costs associated with the MRA Financing and usage of the Company's receivables facility would have increased interest charges on a pro forma basis by approximately $237.9 million, $58.4 million and $233.5 million to $511.8 million, $124.0 million and $505.5 million, respectively, for the year ended December 31, 1997, the three months ended March 31, 1998 and the year ended March 31, 1998. On a historical basis, the Company recorded interest charges of $273.9 million, $65.6 million and $272.0 million, respectively, for such periods.


    The Company's net income on a pro forma basis would have declined by $127.6 million, $32.2 million and $128.6 million to net income (loss) of $55.7 million, $(11.8) million and $(27.9) million, respectively, for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. On a historical basis, the Company reported net income (loss) of $183.3 million, $20.4 million and $100.7 million, respectively, for such periods. This decline in net income reflects the above described decrease in revenues, the amortization of the MRA Regulatory Asset and an increase in interest charges, which more than offset the decrease in the cost of electricity purchased from the IPPs.


    As a result of the MRA, the Company would have recognized and deducted in the current year for income tax purposes, an amount representing the total compensation paid to the IPP Parties, including the cash and market value of the Common Stock issued to the IPP Parties. This deduction would have created a net operating loss ("NOL") in 1997 which would have been carried back two years resulting in a federal income tax refund and would have been carried forward to effectively reduce federal income taxes paid in future years. The impact of such NOL would have been to increase the amount of cash available to the Company until such NOL is fully utilized.

LIQUIDITY AND CAPITAL RESOURCES


    The Pro Forma Condensed Financial Statements demonstrate significant improvement in the Company's liquidity and capital resources by comparison to the Company's historical financial statements. Under the MRA, the Company is able to replace long-term escalating payment obligations to the IPP Parties with the indebtedness represented by the MRA Financing and a portfolio of restated or amended shorter-term PPAs with pricing and terms that are more favorable than the existing PPAs that are subject to the MRA. On a pro forma basis, the Company's EBITDA would increase by $465.2 million, $114.8 million and $459.2 million to $1.4 billion, $337.1 million, and $1.3 billion, respectively, for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. On a historical basis, the Company's EBITDA was $961.5 million, $222.3 million and $859.7 million, respectively, for such periods. This change results primarily from a decrease in the cost of electricity purchased from the IPPs due to the termination, restatement or amendment of PPAs pursuant to the MRA. In addition, the Company would have available additional borrowings of $275.0 million under its senior bank facility and, under the financial covenants set forth in the Indenture, would have had the ability, subject to certain restrictions, to incur additional indebtedness.


    The Company's principal short-term and long-term liquidity requirements are expected to consist of the payment of interest on and retirement of the First Mortgage Bonds and the indebtedness represented by the MRA Financing, the payment of dividends on and the redemption of the Company's Preferred Stock and capital expenditures required to maintain the Company's transmission and distribution systems. The Company anticipates that internally generated funds will be sufficient to meet its capital expenditure requirements, provide for the payment of interest charges and preferred dividends and the retirement of debt and preferred stock at maturity, and enable the Company to meet other contingencies that may occur, such as compliance with environmental regulation.

                             CERTAIN CONSIDERATIONS

    THIS PROSPECTUS/PROXY STATEMENT CONTAINS OR INCORPORATES BY REFERENCE STATEMENTS THAT CONSTITUTE FORWARD LOOKING INFORMATION WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS REGARDING THE COMPANY'S FUTURE FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, FINANCING PLANS, BUSINESS STRATEGY, PROJECTED COSTS AND CAPITAL EXPENDITURES, OPERATIONS UNDER THE MRA AND THE POWERCHOICE AGREEMENT AND WORDS SUCH AS "ANTICIPATE", "ESTIMATE", "EXPECT", "PROJECT", "INTEND", AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS APPEAR IN THIS PROSPECTUS UNDER THE CAPTIONS "QUESTIONS AND ANSWERS AND SUMMARY ABOUT THE MASTER RESTRUCTURING AGREEMENT AND THE HOLDING COMPANY PROPOSAL AND SHARE EXCHANGE", "CERTAIN CONSIDERATIONS" UNDER PROPOSALS 2 AND 4, "MANAGEMENT'S DISCUSSION OF PRO FORMA CONDENSED FINANCIAL STATEMENTS", "THE MRA" AND "THE POWERCHOICE AGREEMENT". SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. ALL OF THESE FORWARD-LOOKING STATEMENTS ARE BASED ON ESTIMATES AND ASSUMPTIONS MADE BY THE COMPANY'S MANAGEMENT WHICH, ALTHOUGH BELIEVED BY THE COMPANY'S MANAGEMENT TO BE REASONABLE, ARE INHERENTLY UNCERTAIN. INVESTORS ARE CAUTIONED THAT SUCH FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR RESULTS AND INVOLVE RISKS AND UNCERTAINTIES AND THAT ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE FACTORS DESCRIBED BELOW.

SUBSTANTIAL LEVERAGE AND LIMITED FINANCIAL FLEXIBILITY


    Following consummation of the MRA and the MRA Financing, the Company will have substantial leverage and significant debt service obligations. As of March 31, 1998, on a pro forma basis after giving effect to the consummation of the MRA and the MRA Financing, the Company would have had outstanding approximately $6.8 billion of senior indebtedness, consisting of $2.8 billion of First Mortgage Bonds which are secured by a lien on substantially all the Company's utility property, $529.0 million of borrowings under the Company's senior bank facility, $20.0 million of unsecured medium term notes and $3,272.0 million of senior unsecured notes to be issued pursuant to the MRA Financing. The Company also will have available additional borrowings of $275.0 million under the senior bank facility and, under the financial covenants set forth in the indenture with respect to the notes, will have the ability to incur additional indebtedness, up to certain limitations. See "Capitalization", "Selected Historical and Pro Forma Financial Data", "The MRA" and "The PowerChoice Agreement".


    The degree to which the Company is leveraged could have important consequences including: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, other corporate purposes or other purposes will be limited in the future; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; and (iii) the Company's substantial leverage may place the Company at a competitive disadvantage, hinder its ability to adjust rapidly to changing market conditions and make it more vulnerable in the event of a downturn in general economic conditions or its business. As a result, any reduction in revenues or significant increase in costs or expenditures could materially adversely affect the Company's ability to satisfy its obligations. See "Management's Discussion and Analysis of Pro Forma Condensed Financial Statements--Liquidity and Capital Resources".

EFFECT OF DECREASED SALES TO CUSTOMERS

    Under the PowerChoice Agreement, the Company has established rates intended to create sufficient cash flow to at least cover its operating expenses, satisfy its fixed obligations, and recover certain stranded costs. The Company's rate design is based on estimates of future electricity usage and the number of customers connected to the Company's distribution system. The level of electric revenues can be adversely affected by lower than projected sales to retail customers and by customer bypass of the system. Economic conditions in the Company's service area could result in lower sales due to the relocation of customers. Because of the relatively high cost of the Company's electricity, customers could seek to bypass the

Company's distribution system through self-generation or the replacement of the Company with a municipal or other utility. While the PowerChoice Agreement requires the payment of an exit fee or access charge in these circumstances, the affected customers and competitors may challenge the Company's right to collect these fees, or the appropriate level of these fees. There can be no assurance that the Company would prevail in any such proceeding. If revenues are significantly lower than those anticipated in its rate design, the Company's ability to service its obligations could be materially adversely affected.

REGULATORY MATTERS

    Following implementation of the PowerChoice Agreement, the Company will remain subject to extensive regulation by the PSC. While the most material aspects of the Company's rate structure for the next five years are established in the PowerChoice Agreement, under certain circumstances, the PSC could initiate proceedings to reduce rates. Conversely, the PSC is likely to continue to assess competitive consequences in considering requests for future rate increases even if the Company successfully proves revenue shortfalls or increased expenses. In addition, many aspects of the Company's operations, including its electric transmission and distribution operations, the operation and maintenance of its nuclear facilities, its gas distribution operations and the issuance of securities, will continue to be subject to extensive regulation by both the federal government and the PSC. Changes in these regulations or in their application to the Company could adversely affect the Company's business and financial condition. Further, uncertainty exists regarding the ultimate impact on the Company as the electric industry is further deregulated and electricity suppliers gain open access to the Company's retail customers.

    PSC procedures governing the approval of the PowerChoice Agreement provide various parties the right to appeal such approval by giving notice of their intention to do so within 120 days of the date on which approval is received. Such an appeal may be based on the failure of the record to show a reasonable basis for the terms of the PowerChoice Agreement and may result in an amendment of the record to correct such failure, in renegotiation of such terms or in renegotiation of the PowerChoice Agreement as a whole. There can be no assurance that, if appealed, the approval of the PowerChoice Agreement will be upheld or that such appeal will not result in terms substantially less favorable to the Company than those described herein. Suspension of the PowerChoice Agreement or renegotiation of its material terms could have a material adverse effect on the Company's results of operations and on the cash available to service its obligations. See "Certain Litigation with Respect to the MRA."

FEDERAL INCOME TAX IMPLICATIONS OF MRA TO THE COMPANY

    The Company has requested rulings from the Internal Revenue Service to the effect that the amount of cash and Common Stock paid to the IPP Parties who are terminating their PPAs upon closing of the MRA will be currently deductible and generate a substantial NOL. No assurance can be given that favorable rulings will be issued. If favorable rulings are not received, and the Company's claimed current deductions are challenged on audit and not ultimately sustained, the amount of tax refunds generated from the NOL carryback, and thus the amount of cash available to repay its obligations following consummation of the MRA would be reduced. While any disallowed deductions would ultimately be allowable in future years, and would likely create, or increase the amount of, NOLs available to offset tax liabilities in future years, cash flow would be adversely affected in the near term.

    The Company's ability to utilize the NOL generated as a result of the MRA could be substantially limited under the rules of section 382 of the Internal Revenue Code (the "Code") if certain changes in the Company's stock ownership were to occur following the consummation of the MRA. In general, the limitation is triggered by a more than 50% change in stock ownership during a 3-year testing period by shareholders who own, directly or indirectly, 5% or more of the Company's stock. For purposes of making the change in ownership computation, the IPP Parties who acquire Company stock pursuant to the MRA will likely be considered a separate 5% shareholder group, with the result that a stock ownership change of 23% will be deemed to have occurred by reason of their collective acquisition of such stock. Thus, if the

IPP Parties and any other 5% shareholders experience ownership increases totaling more than 27% during any 3-year testing period that includes the consummation date of the MRA, the 50% statutory threshold would be breached and the NOL limitation would apply. The rules for determining changes in stock ownership for purposes of section 382 are extremely complicated and in many respects uncertain. A stock ownership change could occur as a result of circumstances that are not within the control of the Company. If a more than 50% change in ownership were to occur, the Company's remaining usable NOL in the taxable years following such change in ownership would likely be significantly lower than the NOL amount which otherwise would be usable absent the limitation. Consequently, the Company's net cash position could be significantly lower as a result of tax liabilities which would otherwise be eliminated or reduced through unrestricted use of the NOL.

LIMITATIONS ON DIVIDENDS; DEPRESSED EARNINGS

    The Indenture to be entered into with respect to the Notes will contain limitations of the amount of dividends payable with respect to the Common Stock. The Company's ability to issue dividends is also limited by the PowerChoice Agreement. In addition, because of the ten year amortization of the MRA Regulatory Asset described in the "Pro Forma Condensed Financial Statements", earnings will be substantially depressed for at least five years.

ACCOUNTING PRINCIPLES

    The Company continues to apply the accounting principles of SFAS No. 71 to its electric transmission and distribution, nuclear and gas operations, based on the terms of the PowerChoice Agreement. SFAS No. 71 permits a utility to defer certain costs for future recovery which would otherwise be charged to expense when authorized to do so by the relevant regulatory authorities. As of March 31, 1998, the Company had recorded $811 million of regulatory assets, net of regulatory liabilities, associated with the electric business. The deferral of the costs of the MRA by the PSC will cause the net regulatory assets to increase by approximately $4.0 billion. In the event that the Company determined, either as a result of lower than expected revenues or higher than expected costs, that this asset is not in fact recoverable, it could no longer apply the principles of SFAS No. 71 and would be required to record a non-cash charge against income in the amount of the remaining unamortized net regulatory assets. Depending on when SFAS No. 71 was required to be discontinued, such charge would likely be material to the Company's reported financial condition and results of operations and the Company's ability to pay common and preferred dividends.

                   CERTAIN LITIGATION WITH RESPECT TO THE MRA

    In April 1998, Norcen Energy Resources, Ltd. ("Norcen") sued three IPPs that are parties to the MRA and the Company. The claim against the Company relates to certain rights of Norcen to sue if the Company breached its PPAs with the three projects and alleges tortious interference by the Company with Norcen's gas purchase agreements. In May 1998, such projects announced that they had entered into a settlement agreement with Norcen in which Norcen agreed to release the Company from its claims upon the closing of the MRA.


    In April 1998, the cities of Oswego, Fulton, Cohoes and the New York Conference of Mayors and Municipal Officials sought a temporary restraining order and preliminary injunction in New York State Supreme Court against the PSC to enjoin the implementation of the PowerChoice settlement, the MRA and the Company's contemplated auction of its fossil and hydro generation assets on the grounds that the PSC failed to comply with the provisions of the State Environmental Quality Review Act. They were joined in their petition by the chairman of the Buffalo City Council Energy Committee. The application of the City of Oswego and the other petitioners for the temporary restraining order was denied on April 21, 1998 and the injunction was denied and the petition dismissed on May 22, 1998, which decision is appealable. In addition, the City of Oswego and others petitioned the PSC for rehearing of the March 20, 1998 order approving PowerChoice. See "Conditions to the Consummation of the MRA."

                   CONDITIONS TO THE CONSUMMATION OF THE MRA

    The Company's obligation to consummate the MRA with respect to each IPP Party is subject to (i) the representations and warranties of such IPP being true in all material respects, (ii) such IPP having complied in all material respects with its agreements in the MRA, (iii) the Company having received all necessary regulatory approvals, which approvals shall be in full force and effect and either be final and non-appealable or not subject to the possibility of appeal, review or reconsideration which, in the opinion of the Company, is reasonably likely to be successful and if successful, would have a material adverse effect on the Company, (iv) consummation of the MRA and the transactions contemplated thereby not being restrained, enjoined or otherwise prohibited by a court or a governmental authority, (v) no claim, action, suit, investigation or other proceeding being pending which in the opinion of the Company is reasonably likely to be successful and which, if adversely determined, is reasonably likely to have a material adverse effect on the Company, (vi) the Company receiving satisfactory releases from all third party agreements with lenders, suppliers and other third parties that the Company has entered into at the request or on behalf of an IPP Party, or in lieu thereof, receipt of a satisfactory indemnity from an IPP Party, (vii) appropriate releases from the IPP Parties with respect to the litigation enumerated in the MRA, (viii) approval by the Company's shareholders of Proposal 2 and (ix) the consummation of the MRA Financing on terms reasonably satisfactory to the Company. Each IPP's obligation to consummate the MRA is subject to comparable conditions, other than (vi), (viii) and (ix), in addition to the conditions that since September 30, 1996, there shall not have been any event or condition (other than the impact of the existing PPAs and the MRA) which has a material adverse effect on the Company and the shelf registration with respect to the shares of Common Stock being issued pursuant to the MRA becoming effective.

                COMPANY PROSPECTS IF THE MRA IS NOT CONSUMMATED

    If the MRA is not consummated, it is anticipated that the Board of Directors will reconsider all alternatives then available to the Company to address the Company's financial condition and regulatory situation and to satisfy the best interest of all shareholders. These alternatives may include the renegotiation of the terms of the MRA, the sale of the generation assets of the Company and other efforts to increase liquidity and a request for higher rates. However, because of the prolonged efforts exerted by all parties, resulting in concessions by each that were difficult to achieve, no assurance can be given that a substitute arrangement between the Company and the IPP Parties or the PSC could be readily negotiated. Further, the Board of Directors has concluded that the other alternatives available to the Company are not likely to be in the best interests of Shareholders when compared to the MRA. See "Board Recommendation".

--------------------------------------------------------------------------------
PROPOSAL NO. 3: COMMON STOCK AMENDMENT
--------------------------------------------------------------------------------

    The Board of Directors has also approved an amendment to Article IV of its amended certificate of incorporation to increase the number of shares of Common Stock which the Company is authorized to issue from 185 million to 250 million (the "Common Stock Amendment") to provide a number of authorized shares of Common Stock sufficient to implement the MRA and to preserve flexibility to issue additional shares of Common Stock, of which an aggregate of approximately
144.5 million were issued and outstanding on the Record Date. If the transactions contemplated by the MRA are consummated, the Company will issue a total of approximately 42.9 million new shares of Common Stock to the IPP Parties in connection with the MRA, thereby increasing the total number of issued and outstanding shares to approximately 187.5 million. The total number of shares of Common Stock issued or reserved for issuance will be approximately
187.7 million, which is approximately 2.7 million shares more than the Company is currently authorized to issue. In addition, the Board of Directors believes it to be in the best interests of the Company to authorize the issuance of additional shares of Common Stock in order to preserve flexibility for the Company to issue additional shares of Common Stock, as the need may arise, in the raising of additional capital for the reduction of debt, for necessary or desirable additions to the

Company's electric system and for other corporate purposes. The Board of Directors considers it prudent to increase the number of shares which the Company shall have authority to issue to assure that the Company has the flexibility to meet its financial needs in the future.

    The Board of Directors considers it to be in the best interests of the Company to have, after the consummation of the MRA, shares of Common Stock of the Company authorized and available for issuance without further action by the shareholders, unless such shareholder action is required by application law or the rules of any national securities exchange on which the Company's securities may be listed. The Board of Directors believes it advisable to authorize additional shares of Common Stock now so that if an issuance of such shares is determined to be appropriate in the future, it could be accomplished without the delay and expense involved in obtaining shareholder approval. However, the Company would be required to obtained authorization of the PSC prior to the issuance of any additional shares of Common Stock.

    In the event Proposal 2 is approved but Proposal 3 is not approved, the Company anticipates it will attempt to renegotiate the terms of the MRA by decreasing the number of shares of Common Stock and increasing the cash payable to the IPP Parties, although there can be no assurance that such renegotiation will occur, or to acquire shares of Common Stock in the market or in privately negotiated transactions to use for part of the MRA consideration.


    If the Common Stock Amendment is approved, shareholders will have no preemptive rights with respect to the additional shares of Common Stock. Such shares will be issued on such terms, at such times and on such conditions as the Board of Directors may determine without further action by shareholders. The Board of Directors has neither entered into any negotiations, agreements, or understandings, nor made any other determinations, with respect to the issuance of any shares of such Common Stock, except as described in Proposal 2.



    While not submitted for approval as such, the Common Stock Amendment may be considered an "anti-takeover" device. In the event of any attempted takeover of the Company through tender offer, merger, proxy contest or otherwise, the additional shares could be used to dilute the stock ownership of the hostile takeover party or could be acquired by purchasers who might assist the Board of Directors in opposing a hostile takeover bid. Moreover, the availability of such additional shares in and of itself might have the effect of discouraging an attempt to acquire control of the Company other than through negotiations with the Board of Directors. The Company presently has charter or by-law provisions which provide for a staggered board of directors, removal of directors only for cause, advance notice of shareholder proposals and nominations, a "fair-price" provision concerning second step transactions by interested shareholders, no cumulative voting, and no right of shareholders to call special meetings. Under New York law, the Company's common shareholders are not permitted to act by less than unanimous written consent. In addition, Section 912 of the New York Business Corporation Law (the "BCL") applies to Niagara Mohawk and would also apply to Holdings following implementation of the holding company proposal.
Section 912 prohibits a "business combination" (as defined in Section 912, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by a company or its subsidiary with an interested shareholder" (as defined in Section 912, generally the beneficial owner of 20 percent or more of the company's voting stock) within five years after the person or entity becomes an interested shareholder, unless prior to the person or entity becoming an interested shareholder, the business combination or the transaction pursuant to which the person or entity became an interested shareholder is approved by the company's board of directors. After five years, the business combination may be consummated only if approved by the holders of a majority of the outstanding stock of the company entitled to vote thereon, excluding shares held by the interested shareholder, at a meeting called for the purpose, or pursuant to a stringent "fair price" formula. Except as set forth under Proposal 4, the Company has no plans to adopt any measures other than the Common Stock Amendment which may be deemed "anti-takeover" measures. See "Proposal 4: Comparative Shareholders' Rights."

    THE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF COMMON STOCK VOTE IN FAVOR OF APPROVAL OF PROPOSAL NO. 3.

--------------------------------------------------------------------------------
PROPOSAL 4: HOLDING COMPANY AND ADOPTION OF THE EXCHANGE AGREEMENT
--------------------------------------------------------------------------------

    The Board of Directors of Niagara Mohawk unanimously believes that it is in the best interests of Niagara Mohawk and its shareholders to restructure Niagara Mohawk so that it will become a separate subsidiary of a new parent holding company, with the present holders of Common Stock becoming the holders of the common stock of the new parent.


    To carry out such restructuring, Niagara Mohawk has caused to be incorporated a New York corporation, Holdings, which now has a nominal amount of stock outstanding and no present business or properties of its own. All of the currently outstanding shares of Holdings common stock are owned by Niagara Mohawk.


    The Board of Directors of each of Niagara Mohawk and Holdings has adopted the Exchange Agreement under which, subject to adoption by Niagara Mohawk's shareholders and the satisfaction of other conditions, Niagara Mohawk will become a subsidiary of Holdings through the exchange of the outstanding shares of Niagara Mohawk Common Stock on a share-for-share basis for shares of Holdings common stock (referred to in this Prospectus/Proxy Statement as the "share exchange" or the "exchange"). Following the share exchange, certain of Niagara Mohawk's existing subsidiaries involved in non-utility operations will be transferred to Holdings and become subsidiaries of Holdings. See "--The Share Exchange--Transfer of Niagara Mohawk's Non-Utility Subsidiaries to Holdings". The Exchange Agreement is attached to this Prospectus/Proxy Statement as Exhibit A and is incorporated herein by reference.

    Niagara Mohawk is subject to regulation by the PSC under the New York Public Service Law (the "Public Service Law"). The PowerChoice Agreement approved the holding company restructuring and the terms with which Niagara Mohawk and Holdings have agreed to comply in their on-going relationships and activities.

REASONS FOR THE HOLDING COMPANY STRUCTURE AND SHARE EXCHANGE

    GENERAL

    The proposed holding company structure is intended to provide Niagara Mohawk and its subsidiaries with the financial and regulatory flexibility to compete more effectively in an increasingly competitive energy industry by providing a structure that can accommodate both regulated and unregulated lines of business. Niagara Mohawk currently operates under the regulatory constraints of the PSC that were generally designed to discourage electric utilities from participating in unregulated businesses and that limit (i) the total amount of the incremental investment in its unregulated operations, (ii) the amount that can be invested annually, (iii) the cumulative amount that can be invested in any single line of business and (iv) the debt-equity ratios of its subsidiaries. Under current regulations, any time Niagara Mohawk wishes to allocate funds to new unregulated ventures, it must seek PSC approval. The approval process itself leads to long delays, forces the Company to reveal its plans to competitors, and gives competitors the opportunity to intervene in the regulatory approval process and attempt to gain competitive advantage by seeking restrictions that would handicap Niagara Mohawk.

    The holding company structure proposed here largely would eliminate many of these regulatory constraints that would otherwise severely limit or handicap Niagara Mohawk's ability to participate in unregulated business opportunities as the industry evolves. In approving PowerChoice, the PSC has given the Company 12 months in which to form a holding company.

    The holding company structure is a well-established form of organization for companies conducting multiple lines of business. It is a common form of organization for unregulated companies and for those regulated companies, such as telephone utilities and water utilities, which are not subject to the Holding

Company Act. In addition, it is utilized by many electric companies which are involved in unregulated activities. Niagara Mohawk wishes to take advantage of this opportunity, and desires to do so by utilizing the most efficient and effective corporate structure.


    More generally, the holding company structure will enable Holdings to engage in unregulated businesses without obtaining the prior approval of the PSC, thereby enabling Holdings to pursue unregulated business opportunities in a timely manner. Under the new corporate structure financing of unregulated activities of Holdings and its non-utility subsidiaries will not require PSC approval. In addition, the capital structure of each non-utility subsidiary may be appropriately tailored to suit its individual business. Also, under the holding company structure, Holdings would not need PSC approval to issue debt or equity securities to finance the acquisition of the stock or assets of other companies. The ability to raise capital for acquisitions without prior PSC approval should allow competition on a level basis with other potential acquirors, some of which are already holding companies. Under a holding company structure, the issuance of debt or equity securities by Holdings to finance the acquisition of the stock or assets of another company should not adversely affect Niagara Mohawk's capital devoted to and available for regulated utility operations.

    The holding company structure separates the operations of regulated and unregulated businesses. As a result, it provides a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business. A holding company structure also is preferred by the investment community because it makes it easier to analyze and value individual lines of business. Moreover, the use of a holding company structure provides legal protection against the imposition of liability on regulated utilities for the results of unregulated business activities. In short, the holding company structure is a highly desirable form of conducting regulated and unregulated businesses within the same corporate group.

    As discussed below under "--The Share Exchange--Transfer of Niagara Mohawk's Non-Utility Subsidiaries to Holdings," as part of the holding company restructuring, certain of the current non-utility subsidiaries of Niagara Mohawk will be transferred to and become, or become owned through, separate subsidiaries of Holdings following the share exchange. Niagara Mohawk needs the financial and regulatory flexibility provided by this holding company structure to operate in a changing environment and successfully address the new levels of competition.

    Opportunities in the new competitive environment could take many forms, including joint ventures and strategic alliances in addition to direct investments in new businesses. All of these opportunities will be easier to pursue under a holding company structure than they would be under the current structure.

    Strategic alliances with unregulated third party participants and/or diversification into unrelated fields may also help protect against the market and financial risks to which Niagara Mohawk is now, and increasingly will be, exposed. Thus, Holdings may wish to increase its investment in unregulated energy-related businesses, whether through additional "ground floor" investment, the acquisition of existing energy and energy services providers, or the formation of strategic alliances with industry partners.

    Holdings will continue to seek to invest in the current lines of business and, through its subsidiaries, will engage in energy marketing and other energy-related activities. Although Holdings has not identified other specific business opportunities, it believes that such activities would likely include areas with which Niagara Mohawk is already familiar, such as information systems, environmental services, engineering services, financial services, meter reading, and billing and collection services. Under a holding company structure, Holdings should be able to take advantage of opportunities in a timely fashion and compete more effectively against other energy companies. Except for the restrictions set forth in the PowerChoice Agreement and discussed in "--The Share Exchange--The PowerChoice Agreement", Holdings believes it should not otherwise be required to obtain PSC approval for investments in non-utility businesses, would not be subject to the limitations imposed under certain provisions of New York law applicable to Niagara

Mohawk, and thus should be able to compete more effectively against other entities not subject to similar constraints.

    Given its financial condition and contractual restrictions, the Company does not foresee Holdings making substantial investments in unregulated businesses in the near future. However, under the terms of the PowerChoice Agreement, Niagara Mohawk has a one-year window in which it can adopt the holding company structure.

CERTAIN CONSIDERATIONS

    FUTURE PERFORMANCE OF HOLDINGS COMMON STOCK CANNOT BE ASSURED. The purpose of the share exchange is to establish a holding company structure that will enhance the ability to take advantage of business opportunities outside of Niagara Mohawk's present markets. The Board of Directors believes the share exchange and holding company structure to be in the best interests of Niagara Mohawk and its shareholders. Nevertheless, the success of Holdings in realizing its goals and the future performance of Holdings common stock cannot be assured.

    DIVIDENDS ON HOLDINGS COMMON STOCK WILL INITIALLY DEPEND ON COMMON STOCK DIVIDENDS PAID BY NIAGARA MOHAWK. Holdings does not now, nor will it immediately after the share exchange, conduct directly any business operations from which it will derive any revenues. Holdings plans to obtain funds for its own operations from dividends paid to Holdings by its subsidiaries, and from sales of securities or debt incurred by Holdings. Dividends on Holdings common stock will initially depend upon the earnings, financial condition and capital requirements of Niagara Mohawk, and the dividends that Niagara Mohawk pays to Holdings. Niagara Mohawk suspended the common stock dividend in 1996 to help stabilize its financial condition. In making future dividend decisions with respect to Niagara Mohawk or Holdings, the applicable board would evaluate, along with standard business considerations, the entity's financial condition, contractual and regulatory restrictions, competitive pressure on prices, available cash flow and retained earnings and other strategic considerations. In the future, dividends from Holdings' subsidiaries other than Niagara Mohawk may also be a source of funds for dividend payments by Holdings. Payment of Niagara Mohawk dividends to Holdings will be subject to the prior rights of holders of Niagara Mohawk preferred stock, First Mortgage Bonds and other long-term debt. In addition, although it has no present intention to do so, Niagara Mohawk may issue additional preferred stock in the future to meet its capital requirements. Such additional preferred stock will also have preferential dividend rights.


    The PowerChoice Agreement also imposes the following limitations on the dividends that Niagara Mohawk may pay to Holdings after the share exchange: net income available for common dividends plus in each of the following years: 1998:
$50 million, 1999: $75 million, 2000, 2001 and 2002: $100 million, 2003: $80 million, 2004: $60 million, 2005: $40 million, 2006: $20 million, thereafter:
$0. If the Company files a rate case for any year from 2003 to 2007, this dividend limitation will be reassessed in the rate filing. The Indenture to be entered into with respect to the Senior Notes will also contain limitations on the amount of dividends payable with respect to the Common Stock.


    NON-UTILITY BUSINESSES WILL NOT BE AVAILABLE AS SOURCES FOR DIVIDENDS ON NIAGARA MOHAWK PREFERRED STOCK. Following consummation of the share exchange, certain of Niagara Mohawk's non-utility subsidiaries will be transferred to Holdings, and will not be available to the holders of Niagara Mohawk preferred stock as a source of cash for the payment of dividends or other amounts.


    NON-UTILITY BUSINESSES. Niagara Mohawk's principal non-utility subsidiaries that will be transferred to Holdings participate in energy marketing and brokering, energy services and Canadian electricity generation and distribution.


    It is the current intention of Holdings for these non-utility subsidiaries to engage primarily in energy-related businesses which will not be regulated by state or federal agencies which regulate public utilities. Such businesses may encounter competitive and other factors not previously experienced by Niagara

Mohawk, and may have different, and perhaps greater, investment risks than those involved in the regulated utility business of Niagara Mohawk. There can be no assurance that such businesses will be successful or, if unsuccessful, that they will not have a direct or indirect adverse effect on Holdings. As is the case now, any losses incurred by such businesses will not be recoverable in utility rates of Niagara Mohawk. As Holdings engages in more such business activities, the market price of Holdings' stock will be affected to a lesser extent by the performance of Niagara Mohawk.

    Comparable earnings from Niagara Mohawk's unregulated businesses were $(4.7) million, or (3.3) cents per share in 1997, $23.2 million, or 16.1 cents per share in 1996, and $10.3 million, or 7.1 cents per share in 1995.

    Niagara Mohawk's total investment in these businesses, computed in accordance with PSC specifications as a percentage of consolidated capitalization, was 2.5%, 2.6% and 2.1% as of December 31, 1997, 1996 and 1995, respectively.

    Holdings will obtain funds to invest in non-utility subsidiaries and other businesses from dividends it receives from Niagara Mohawk, borrowings and other financings, and dividends Holdings may in the future receive from any non-utility subsidiaries. There can be no assurance that non-utility subsidiaries will have earnings or pay any dividends to Holdings in the foreseeable future.

    IMPLEMENTATION OF THE RATE PLAN. The new rate plan contained in the PowerChoice Agreement will take effect upon the closing of the MRA and will continue to govern utility rates and charges of Niagara Mohawk even if common shareholders of Niagara Mohawk do not approve the holding company proposal and adopt the Exchange Agreement. In that event, Niagara Mohawk will not be able to realize the benefits it expects from a holding company structure, which Niagara Mohawk believes is important in the future deregulated competitive environment of the energy industry. See also "--The Share Exchange--The PowerChoice Agreement" below.

    CERTAIN RESTRICTIONS IN THE PSC ORDER. As summarized above, the PowerChoice Agreement imposes certain limitations on the dividends that Niagara Mohawk may pay to Holdings after the share exchange. See also "--The Share Exchange--Dividend Policy". The PowerChoice Agreement also contains restrictions on transactions between Niagara Mohawk and Holdings or any other subsidiary of Holdings, loans, guarantees or pledges by Niagara Mohawk for the benefit of Holdings or any other subsidiary of Holdings, and Board and managerial interlocks between Niagara Mohawk and Holdings or any other subsidiary of Holdings. See "--The Share Exchange--Regulatory Approvals" and "--Management--Restriction on Board and Management Interlocks between Holdings and Niagara Mohawk". There can be no assurance as to the effect, if any, that such restrictions will have on the business or operations of Holdings, Niagara Mohawk or the non-utility subsidiaries.

                             A. THE SHARE EXCHANGE

EXCHANGE AGREEMENT

    The Exchange Agreement has been unanimously adopted by the Boards of Directors of Niagara Mohawk and Holdings and is subject to adoption by the holders of at least two-thirds of the outstanding shares of Niagara Mohawk Common Stock. See "--Vote Required" below. In the share exchange:

    (1) each share of Niagara Mohawk Common Stock outstanding immediately prior to the effective time of the share exchange will be exchanged for one new share of Holdings common stock;

    (2) Holdings will become the owner of all outstanding Niagara Mohawk Common Stock; and

    (3) the shares of Holdings common stock held by Niagara Mohawk immediately prior to the share exchange will be canceled.

    As a result, upon completion of the share exchange, Holdings will become a holding company, Niagara Mohawk will become a subsidiary of Holdings, and all of Holdings common stock outstanding immediately after the share exchange will be owned by the former holders of Niagara Mohawk Common Stock outstanding immediately prior to the share exchange. Following the share exchange, certain of Niagara Mohawk's existing non-utility subsidiaries will be transferred to Holdings and become subsidiaries of Holdings. See "--Transfer of Niagara Mohawk's Non-Utility Subsidiaries to Holdings". The Exchange Agreement is attached to this Prospectus/Proxy Statement as Exhibit A and is incorporated herein by reference.

    Niagara Mohawk's outstanding preferred stock will not be exchanged in the share exchange but will continue as shares of Niagara Mohawk preferred stock. The share exchange will not change the rights of the holders of such shares as currently provided in Niagara Mohawk's Amended Certificate of Incorporation. Debt of Niagara Mohawk will remain unchanged and will continue as outstanding obligations of Niagara Mohawk after the share exchange.

REGULATORY APPROVALS

    FEDERAL POWER ACT

    The FERC has held that the transfer of common stock of a public utility company, such as the Company, from its existing stockholders to a holding company in a transaction such as the share exchange constitutes a transfer of the "ownership and control" of the facilities of such utility, and is thus a "disposition of facilities" subject to FERC review and approval under Section 203 of the Federal Power Act. The Company will apply for such approval and for approval of the transfer of certain power sales contracts and a tariff associated with certain of its generation assets.

    ATOMIC ENERGY ACT

    A provision in the Atomic Energy Act requires Nuclear Regulatory Commission ("NRC") consent for the transfer of control of NRC licenses. The NRC Staff has in the past asserted that this provision applies to the creation of a holding company over an NRC-licensed utility company in a transaction such as the share exchange. The Company will apply for NRC approval under the Atomic Energy Act for the transfer of control resulting from the Share Exchange of its two licenses, for Nine Mile Point 1 and Nine Mile Point 2, respectively.

    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


    The Company is currently exempt from the Public Utility Holding Company Act of 1935 under Section 3(a)(2) thereof. Holdings will own 100% of the common stock of the Company, majority interests in Beebee Island Corporation and Moreau Manufacturing Corporation and 50% of CNP, all of which are public utility companies for purposes of the Holding Company Act. Section 9(a)(2) of the Act requires the prior approval of the SEC under Section 10 of the Holding Company Act for any person to become an affiliate of more than one public utility company. Holdings will apply for such approval. Holdings will also apply to the Commission for an order exempting Holdings from all provisions of the Holding Company Act, except
Section 9(a)(2) thereof, pursuant to the exemption provided by Section 3(a)(1) thereof. The basis for such exemption is that the holding company, and every subsidiary company thereof which is a public-utility company from which the holding company derives any material part of its income, are predominantly intrastate in character and are organized in the same state.


    PUBLIC SERVICE LAW

    The New York Public Service Law ("NYPSL") requires approval from the PSC in order to undertake the reorganization represented by the formation of the holding company structure. The NYPSL also requires PSC approval for a holding company to acquire the stock of a utility pursuant to a share exchange. The Company has obtained PSC approval of the holding company concept and will make appropriate additional filings with respect to the formation of a holding company.

CONDITIONS TO EFFECTIVENESS OF THE SHARE EXCHANGE

    The share exchange is subject to the satisfaction of the following conditions (in addition to adoption of the Exchange Agreement by the holders of Niagara Mohawk Common Stock): (i) all necessary orders, authorizations, approvals or waivers from the PSC and all other jurisdictive regulatory bodies, boards or agencies have been received, remain in full force and effect, and do not include, in the sole judgment of the Board of Directors of Niagara Mohawk, unacceptable conditions; and (ii) shares of Holdings common stock to be issued in connection with the exchange have been listed, subject to official notice of issuance, by the New York Stock Exchange.

    Following satisfaction of these conditions, the share exchange will become effective immediately following the close of business on the date of filing with the New York Department of State of a certificate of exchange pursuant to
Section 913(d) of the New York Business Corporation Law. Niagara Mohawk cannot predict when all conditions will be satisfied, but expects that the share exchange will become effective in the first quarter of calendar 1999.

EXCHANGE OF STOCK CERTIFICATES

    If the share exchange is effected, it will not be necessary for holders of Niagara Mohawk Common Stock to physically exchange their existing stock certificates for certificates of Holdings common stock. The certificates which represent shares of Niagara Mohawk Common Stock outstanding immediately prior to the effective time of the share exchange will automatically represent an equal number of shares of Holdings common stock immediately after the effective time and will no longer represent Niagara Mohawk Common Stock. New certificates bearing the name of Holdings will be issued after the share exchange, if and as certificates representing shares of Niagara Mohawk Common Stock outstanding immediately prior to the share exchange are presented for exchange or transfer.

    Niagara Mohawk preferred stock will not be exchanged but will continue as shares of Niagara Mohawk preferred stock. The share exchange will not change the rights of the holders of such shares as provided in Niagara Mohawk's Amended Certificate of Incorporation. Debt of Niagara Mohawk will remain unchanged and will continue as outstanding obligations of Niagara Mohawk after the share exchange.

TRANSFER OF NIAGARA MOHAWK'S NON-UTILITY SUBSIDIARIES TO HOLDINGS

    Other than for the transfer of the subsidiaries described under "Certain Considerations--Non-Utility Businesses" and other de minimis non-utility investments, and except for dividends or other distributions with respect to Niagara Mohawk Common Stock held by Holdings, it is expected that Niagara Mohawk will not transfer at less than a fair consideration any of its other assets to Holdings or any Holdings subsidiaries. Niagara Mohawk will develop accounting and other procedures to the extent determined to be necessary or appropriate to insure separation of utility and non-utility businesses. See "--The PowerChoice Agreement" below.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

    Shares of Niagara Mohawk Common Stock held in its Dividend Reinvestment and Common Stock Purchase Plan (including uncertificated whole and fractional shares) will automatically become a like number of shares of Holdings common stock at the effective time of the share exchange. At the effective time, Holdings will succeed to the Plan as in effect immediately prior to the effective time, and shares of Holdings common stock will be issued under the Plan on and after the effective time. Holdings will file a post-effective amendment to Niagara Mohawk's registration statement on Form S-3 for the Plan shortly after the effective time of the exchange.

AMENDMENT OR TERMINATION OF THE EXCHANGE AGREEMENT

    The Boards of Directors of Niagara Mohawk and Holdings may amend any of the terms of the Exchange Agreement at any time before or after its adoption by the holders of Niagara Mohawk Common Stock and prior to the effective time, but no such amendment may, in the sole judgment of the Board of Directors of Niagara Mohawk, materially and adversely affect the rights of Niagara Mohawk's shareholders.

    The Exchange Agreement may be terminated and the share exchange abandoned at any time before or after the shareholders of Niagara Mohawk adopt the Exchange Agreement, and prior to the effective time, if the Board of Directors of Niagara Mohawk determines, in its sole judgment, that consummation of the exchange would, for any reason, be inadvisable or not be in the best interests of Niagara Mohawk or its shareholders.

LISTING OF HOLDINGS COMMON STOCK

    Holdings is applying to have its common stock listed on the New York Stock Exchange. It is expected that such listing will become effective at the effective time of the share exchange. The stock exchange ticker symbol of Holdings common stock will be "NMK", and quotations will be carried in newspapers as they have been for Niagara Mohawk Common Stock. Following the share exchange, Niagara Mohawk Common Stock will no longer trade and will be delisted and no longer registered pursuant to Section 12 of the Securities Exchange Act of 1934.

NIAGARA MOHAWK COMMON STOCK MARKET PRICES AND DIVIDENDS

    Niagara Mohawk Common Stock is listed and principally traded on the New York Stock Exchange. The table below sets forth the high and low sales prices of Niagara Mohawk Common Stock for the fiscal periods indicated as reported in The Wall Street Journal as New York Stock Exchange Composite Transactions. No dividends were paid on the Common Stock during such period.

                                                                                      PRICE RANGE
                                                                                   ------------------
                                                                                    HIGH        LOW
                                                                                   -------    -------

                                                                                     ($)        ($)
Calendar 1996
  First Quarter...................................................................  10 1/8      6 1/2
  Second Quarter..................................................................   8 5/8      6 1/2
  Third Quarter...................................................................   8 7/8      6 3/4
  Fourth Quarter..................................................................  10          7 5/8
Calendar 1997
  First Quarter...................................................................  11 1/8      8 1/8
  Second Quarter..................................................................   9          7 7/8
  Third Quarter...................................................................  10 1/16     8 1/4
  Fourth Quarter..................................................................  10 9/16     9 1/16
Calendar 1998
  First Quarter...................................................................  13 9/16    10 1/8
  Second Quarter (through May 28, 1998)...........................................  13         11



    The closing price of Niagara Mohawk Common Stock on May 28, 1998 was reported to have been $12 3/16.


DIVIDEND POLICY

    Holdings does not now, nor will it immediately after the share exchange, conduct directly any business operations from which it will derive any revenues. Holdings plans to obtain funds for its own operations from dividends paid to Holdings on the stock of its subsidiaries, and from sales of securities or debt incurred by Holdings. Dividends on Holdings common stock will initially depend upon the earnings, financial condition and capital requirements of Niagara Mohawk, and the dividends paid by Niagara Mohawk to Holdings. In the future, dividends from Holdings' subsidiaries other than Niagara Mohawk may also be a source of funds for dividend payments by Holdings. Payment of dividends on Niagara Mohawk Common Stock will continue to be subject to the prior rights of holders of Niagara Mohawk preferred stock. Niagara Mohawk suspended the common stock dividend in 1996 to help stabilize its financial condition. In making future dividend decisions with respect to Niagara Mohawk or Holdings, the applicable board would evaluate, along with standard business considerations, the entity's financial condition, contractual restrictions and regulatory restrictions, competitive pressure on prices, available cash flow and retained earnings and other strategic considerations.


    In addition, as set forth above under "Certain Considerations", the PowerChoice Agreement contains restrictions on the dividends Niagara Mohawk can pay Holdings. See "Certain Considerations--Dividends on Holdings Common Stock Will Initially Depend on Common Stock Dividends Paid by Niagara Mohawk".


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    Niagara Mohawk and Holdings have received advice from Bryan Cave LLP, their special tax counsel, that the principal federal income tax consequences of the share exchange are as summarized below.

    Tax Implications to Niagara Mohawk Shareholders. Under section 351 of the Code, no gain or loss will be recognized by a holder of Niagara Mohawk Common Stock as a result of the exchange of such holder's Niagara Mohawk Common Stock solely for Holdings common stock. The tax basis of the Holdings common stock received in the share exchange will be the same as the exchanging shareholder's basis in the

Niagara Mohawk Common Stock surrendered. The holding period of the Holdings common stock received by each exchanging shareholder will include the holding period during which such shareholder held the Niagara Mohawk Common Stock surrendered, provided that such stock was held as a capital asset on the date of the share exchange. No federal income tax consequences will result from the share exchange to holders of Niagara Mohawk preferred stock in respect of such stock.

    Tax Implications to Niagara Mohawk and Holdings. No gain or loss will be recognized by Niagara Mohawk or Holdings as a result of the share exchange. The basis of the Niagara Mohawk Common Stock received by Holdings will be the same as the aggregate tax basis that the holders of Niagara Mohawk Common Stock had in such stock immediately prior to the share exchange. Holdings' holding period in the Niagara Mohawk Common Stock received in the share exchange will include the period during which such stock was held by the holders of Niagara Mohawk Common Stock.

    Continuation of Affiliated Group. Consummation of the share exchange will not result in a termination of the existence of the affiliated group of corporations of which Niagara Mohawk has been the common parent. Niagara Mohawk will be included in such affiliated group of corporations of which Holdings will become the new common parent.

    Reporting Requirements. Pursuant to applicable Treasury regulations, shareholders of Niagara Mohawk Common Stock will be required to attach to their federal income tax returns a complete statement of all facts pertinent to the share exchange, including the shareholder's basis in the shares of Niagara Mohawk Common Stock transferred to Holdings and the type, number and value of shares of Holdings common Stock received in the share exchange. In addition, such shareholders will be required to keep permanent records of any information relating to the share exchange that is required to be filed with their income tax returns.

    The Bryan Cave opinion is based on certain factual representations received from Niagara Mohawk and Holdings, and upon the firm's review and analysis of relevant and currently applicable Code provisions, Treasury regulations, other administrative pronouncements and judicial decisions. Such opinion is not binding upon either the Internal Revenue Service or the courts. Authorities relied upon in the Bryan Cave opinion could be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences different from those indicated.

    THE FOREGOING FEDERAL INCOME TAX DISCUSSION IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY. IT DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO THE SHARE EXCHANGE, INCLUDING TAX CONSEQUENCES WHICH MAY VARY DEPENDENT ON THE PARTICULAR CIRCUMSTANCES OR SPECIAL TAX STATUS OF CERTAIN NIAGARA MOHAWK SHAREHOLDERS. NOR DOES IT, OR THE BRYAN CAVE OPINION, ADDRESS THE CONSEQUENCES OR EFFECT OF ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS, OR ANY ESTATE, INHERITANCE OR GIFT TAX LAWS. EACH HOLDER OF NIAGARA MOHAWK COMMON STOCK IS STRONGLY URGED TO CONSULT WITH SUCH HOLDER'S OWN TAX ADVISOR REGARDING FEDERAL OR OTHER POSSIBLE TAX CONSEQUENCES ARISING OUT OF THAT HOLDER'S PARTICIPATION IN THE SHARE EXCHANGE.

NIAGARA MOHAWK EMPLOYEE PLANS

    The Exchange Agreement provides that Niagara Mohawk's Employee Savings Fund Plans for Represented and Non-Represented Employees, Dividend Reinvestment and Common Stock Purchase Plan and 1992 Stock Option Plan (together, the "Niagara Mohawk Stock Plans"), along with other employee benefit plans maintained by Niagara Mohawk (collectively with the Niagara Mohawk Stock Plans, the "Niagara Mohawk Employee Plans"), such as the pension plans, health plans and disability plans, will be amended to provide for Holdings taking over responsibility for such Plans upon consummation of the share exchange. The Niagara Mohawk 1992 Stock Option Plan (the "Option Plan") was previously approved by Niagara Mohawk shareholders.

    STOCK BASED PLANS

    If the share exchange is consummated, shares of Niagara Mohawk Common Stock then held under the Niagara Mohawk Stock Plans will automatically become a like number of shares of Holdings common stock.

    Upon consummation of the share exchange, all outstanding stock options under Niagara Mohawk's Option Plan will be converted into options to acquire, on the same terms and conditions as were applicable under such stock options immediately prior to the share exchange, such number of shares of Holdings common stock as the holders of such options would have been entitled to receive pursuant to the share exchange had such holders exercised such stock options in full immediately prior to the share exchange, at a price per share of Holdings common stock equal to the per share option price of Niagara Mohawk Common Stock. Also, a vote in favor of the share exchange will also constitute approval, under the Option Plan, as then amended, for shares of Holdings common stock, instead of Niagara Mohawk Common Stock, to be issued and delivered in the future under such Plan. Holdings may issue future options on its common stock under such Plan. In addition, performance shares granted and to be granted under such Plan will be treated in a comparable manner. Holdings will file post-effective amendments to Niagara Mohawk's registration statements on Form S-8 for the amended Niagara Mohawk Stock Plans shortly after the effective time of the share exchange.

    NON-STOCK BASED PLANS

    Upon consummation of the share exchange, Holdings will take over responsibility for all of Niagara Mohawk's retirement and other employee benefit plans, such as the pension plans, health plans and disability plans. Benefits provided for in these non-stock based plans will not be changed as a result of the holding company restructuring and share exchange.

TREATMENT OF NIAGARA MOHAWK PREFERRED STOCK

    Shares of Niagara Mohawk preferred stock will not be exchanged in the share exchange but will continue as shares of preferred stock of Niagara Mohawk. Therefore, holders of Niagara Mohawk preferred stock will not become holders of Holdings preferred or common stock as a result of the share exchange. Except as discussed under this caption, the share exchange and the holding company structure will not change the rights of holders of the outstanding shares of Niagara Mohawk preferred stock. Niagara Mohawk preferred stock will continue to rank senior to Niagara Mohawk Common Stock as to dividends and as to the distribution of Niagara Mohawk's assets upon any liquidation.

    The restructuring is not expected to affect adversely the holders of Niagara Mohawk preferred stock. Dividends on Niagara Mohawk preferred stock will continue to be paid as before, depending upon the earnings, financial condition and other relevant factors affecting Niagara Mohawk. However, the assets or earnings of Holdings' subsidiaries other than Niagara Mohawk will not be available to pay dividends on Niagara Mohawk preferred stock or to make distributions with respect to such preferred stock in the event of a liquidation if the share exchange is consummated. See "--Transfer of Niagara Mohawk's Non-Utility Subsidiaries to Holdings" above. Appraisal rights under the New York Business Corporation Law are not available to holders of Niagara Mohawk preferred stock inasmuch as that preferred stock is not being exchanged for Holdings stock and will continue as Niagara Mohawk preferred stock after the holding company restructuring.

    After the share exchange, Niagara Mohawk will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934.

    The Board of Directors considered the effects on the holders of the Niagara Mohawk Common Stock and the holders of Niagara Mohawk preferred stock in determining that the share exchange should only involve the Niagara Mohawk Common Stock. The Board's decision to exchange Niagara Mohawk

Common Stock for Holdings common stock was primarily based on the Board's desire to confer the expected benefits of the share exchange on those investors who are best placed to enjoy such benefits, namely the holders of Niagara Mohawk Common Stock. Even if the Niagara Mohawk preferred stock were to be exchanged for preferred stock of Holdings, investors in such preferred stock would continue to receive fixed dividend payments in respect of their investment. The expected benefits of the share exchange include those discussed above, such as increased flexibility in operating Holdings' unregulated businesses and enhanced ability to take advantage of the new business opportunities in a timely manner. The Board's decision not to exchange Niagara Mohawk preferred stock in the share exchange was primarily based on the Board's desire not to alter, or potentially alter, the nature of the investment decision represented by the Niagara Mohawk preferred stock (namely, a direct investment in a regulated utility) and the priority position of the holders of Niagara Mohawk preferred stock with respect to dividends and assets on liquidation. As to holders of Niagara Mohawk preferred stock, the benefits of continuing as investors in Niagara Mohawk's regulated utility business outweigh any loss of access to the return on future investments made by the unregulated businesses of Holdings. In that regard, investors in priority position securities, such as the holders of Niagara Mohawk preferred stock, benefit to the extent that such securities have been issued by the corporate entity that holds directly and/or has unrestricted access to the principal assets of the enterprise. As discussed above under the caption "Certain Considerations", the funds required to pay dividends on Holdings common stock for a period of time following the share exchange are expected to be derived predominately from dividends paid by Niagara Mohawk. If the Niagara Mohawk preferred stock also were to be exchanged pursuant to the share exchange and become preferred stock of Holdings, the funds required to pay dividends on that preferred stock would also be derived predominately from dividends paid by Niagara Mohawk. Although it has no present intention to do so, it is expected that Niagara Mohawk may need to issue preferred stock in the future to meet its capital requirements. The preferred stock that would be issued by Niagara Mohawk would have preference over the Common Stock as to the payment of dividends and, therefore, would reduce the amount of funds available to Niagara Mohawk for the payment of dividends to Holdings. As a result, the conversion of the Niagara Mohawk preferred stock to Holdings preferred stock would result in the dividend payments and distributions upon liquidation with respect to those shares being subordinated to the dividend and distribution rights of any newly created preferred stock of Niagara Mohawk.

TREATMENT OF NIAGARA MOHAWK DEBT, ASSETS AND LIABILITIES, AND BUSINESS

    The current indebtedness of Niagara Mohawk will continue to be obligations of Niagara Mohawk and will be neither assumed nor guaranteed by Holdings in connection with the share exchange. Niagara Mohawk's first mortgage bonds will continue to be secured by first mortgage liens on all of the properties of Niagara Mohawk that are currently subject to such liens. Such indebtedness will be neither assumed nor guaranteed by Holdings in connection with the share exchange. The decision to have the indebtedness of Niagara Mohawk continue as obligations of Niagara Mohawk is based upon a desire not to alter, or potentially alter, the nature of the investment represented by such fixed income obligations, namely a direct investment in a regulated utility.

    The consolidated assets and liabilities of Niagara Mohawk and its subsidiaries immediately before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries immediately after the Effective Time. All the business and operations conducted immediately before the Effective Time by Niagara Mohawk and its subsidiaries will continue to be conducted immediately after the Effective Time by Niagara Mohawk and such subsidiaries as subsidiaries of Holdings.

HOLDINGS CAPITAL STOCK

    Holdings' certificate of incorporation and by-laws will govern certain rights of Holdings' shareholders after the share exchange as discussed under this caption and under "--Comparative Shareholders' Rights" below.

    The following statements with respect to Holdings common stock are based on certain provisions of Holdings' certificate of incorporation and by-laws and on New York law. Holdings' certificate of incorporation is attached as Exhibit B hereto and is incorporated herein by reference and Holdings' by-laws are attached as Exhibit C hereto and are incorporated herein by reference.

    Holdings is authorized to issue 300,000,000 shares of common stock and 50,000,000 shares of preferred stock. Holdings preferred stock may be issued from time to time in series as Holdings' Board of Directors may determine, and the respective dividend rates, redemption terms (if any), amounts payable on liquidation, voting rights (if any), number of votes per share, conversion rights (if any), and other terms will be fixed by Holdings' Board of Directors with respect to any such series prior to issuance.

    When issued in the share exchange, shares of Holdings common stock will be fully paid and nonassessable. Holders of Holdings common stock and preferred stock are not entitled to preemptive rights.

    DIVIDENDS

    Subject to prior rights of Holdings preferred stock (if any should become outstanding), Holdings common stock is entitled to such dividends as may be declared by Holdings' Board of Directors, and Holdings may purchase or otherwise acquire outstanding shares of common stock, out of funds legally available therefor.

    As noted above, the PowerChoice Agreement and the terms of Niagara Mohawk's debt imposes certain limitations on the dividends that Niagara Mohawk may pay to Holdings after the share exchange. At least initially after the exchange, dividends on Holdings common stock will depend on dividends paid by Niagara Mohawk on its Common Stock owned by Holdings.

    LIQUIDATION RIGHTS

    Upon liquidation of Holdings, any net assets remaining after payment to the holders (if any) of Holdings preferred stock of the full amounts to which they are entitled to receive are distributable pro rata to the holders of Holdings common stock.

    VOTING RIGHTS

    Holders of Holdings common stock are entitled to one vote per share. There are no cumulative voting rights. Holdings' Board of Directors is divided into three classes, with directors elected generally to serve for terms of three years.

    TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for Holdings common stock will be The Bank of New York of New York, NY.

    INDEMNIFICATION AND LIMITATION OF LIABILITY

    As do the Niagara Mohawk By-Laws, the Holdings by-laws will provide that Holdings shall indemnify to the full extent permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of Holdings, or serves or served at the request of Holdings with any other enterprise as a director, officer or employee; expenses incurred by any such person in defending any such action, suit or proceeding will be paid or reimbursed by Holdings promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by Holdings. No amendment of this by-law provision will impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

    As does Niagara Mohawk's Certificate of Incorporation, Holdings' certificate of incorporation provides that a director shall not be personally liable to Holdings or its shareholders for damages for any breach of duty in such capacity, except to the extent that such exemption is not permitted under the BCL (presently, such exemption is not permitted for acts or omissions in bad faith or involving intentional misconduct or a knowing violation of law, or if the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or if such act violated Section 719 of the BCL). Any amendment, modification or repeal of such liability limitation provision may not apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment, modification or repeal.

    POSSIBLE EFFECT OF CERTAIN HOLDINGS PROVISIONS AND THE BCL

    It is not the intention of the Board of Directors to discourage legitimate offers to enhance shareholder value. However, certain provisions of Holdings' certificate of incorporation and by-laws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire the business of Holdings. These provisions, all of which are already contained in Niagara Mohawk's Certificate of Incorporation or By-Laws or otherwise apply to Niagara Mohawk, might discourage a potentially interested purchaser from attempting a unilateral takeover bid for Holdings on terms which some shareholders might favor. If they discourage potential takeover bids, these provisions might limit the opportunity for Holdings' shareholders to sell their shares at a premium over then prevailing market prices.

    NON-CUMULATIVE VOTING. Neither Niagara Mohawk nor Holdings provides for cumulative voting in the election of directors. The procedure known as cumulative voting permits shareholders to multiply the number of votes to which they may be entitled by the total number of directors to be elected in the same election by the holders of the class or classes of shares of which their shares are a part and to cast their whole number of votes for one candidate or to distribute them among any two or more candidates.

    Under cumulative voting, it is possible for representation on the Board of Directors to be obtained by an individual or group of individuals who own less than a majority of the voting stock. Such a shareholder or group may have interests and goals which are not consistent with, and indeed might be in conflict with, those of a majority of the shareholders. The Board of Directors believes that each director should represent all shareholders, rather than the interests of any special constituency, and that the presence on Holdings' Board of one or more directors representing such a constituency could disrupt and impair the efficient management of Holdings. The lack of cumulative voting could discourage the accumulation of blocks of Holdings common stock and therefore could tend to make temporary increases in the market price of Holdings common stock, which could result therefrom, less likely to occur. Therefore, in these limited instances, shareholders may not be able to sell their shares of Holdings common stock at a market price temporarily influenced by this type of activity.

    ADVANCE NOTICE OF BUSINESS TO BE BROUGHT BEFORE SHAREHOLDER MEETINGS. As under Niagara Mohawk's By-Laws, under Holdings' by-laws shareholders must provide Holdings prior written notice of any business to be brought before an annual or special meeting (including the nomination of directors) in order for it to be considered. With respect to any annual meeting, such by-laws require the written notice to be received by the Secretary of Holdings no earlier than 90 days nor later than 60 days prior to the date of the annual meeting, except that if the date of the annual meeting is first publicly announced less than 70 days prior to the date of the meeting, such by-laws require the written notice to be received by the Secretary of Holdings not more than 10 days after such public announcement. These by-law provisions provide a more orderly procedure for conducting shareholder meetings and provide the Board of Directors with a meaningful opportunity prior to shareholder meetings to inform shareholders, to the extent deemed necessary or desirable by the Board of Directors, of any business proposed to be conducted at such meetings, together with any recommendation of the Board of Directors. Also, by requiring advance notice of nominations by shareholders, these by-law provisions afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about such qualifications.

    On the other hand, these by-law provisions may provide sufficient time for Holdings to institute litigation or take other steps to respond to such business, or to prevent such business from being acted upon, if such response or prevention is thought to be necessary or desirable. With respect to the election of directors, these by-law provisions may tend to inhibit shareholders who do not have any intention of controlling Holdings or its Board of Directors from participating in the nomination process; such provisions may also provide sufficient time for Holdings to institute litigation or take other steps to prevent the nominee from being elected or serving if such prevention is thought to be necessary or desirable.

    "BLANK-CHECK" PREFERRED STOCK. Holdings' certificate of incorporation will authorize the issuance of 50,000,000 shares of Holdings preferred stock. In addition, after giving effect to the share exchange, approximately 113 million shares of Holdings common stock will be authorized but unissued and not reserved for issuance. An effect of the existence of unissued Holdings common stock and preferred stock may be to enable the Holdings Board of Directors to render more difficult or discourage a transaction to obtain control of Holdings. Such shares might be issued by the Board of Directors without shareholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction, as by diluting voting or other rights of the proposed acquiror. In this regard, Holdings' certificate of incorporation (as does Niagara Mohawk's) will grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock, one or more classes or series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert such stock into shares of Holdings common stock or possibly other securities, to demand redemption at a specified price under prescribed circumstances related to a change of control, or to exercise other rights designed to impede a takeover.


    SECTION 912 OF THE NEW YORK BUSINESS CORPORATION LAW. Section 912 of the BCL would prohibit a "business combination" (as defined in Section 912, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by Holdings or a subsidiary with an "interested shareholder" (as defined in Section 912, generally the beneficial owner of 20 percent or more of Holdings' voting stock) within five years after the person or entity becomes an interested shareholder, unless (i) prior to the person or entity becoming an interested shareholder, the business combination or the transaction pursuant to which such person or entity became an interested shareholder shall have been approved by Holdings' Board of Directors, or (ii) the business combination is approved by the holders of a majority of the outstanding voting stock of Holdings, excluding shares held by the interested shareholder, at a meeting called for such purpose not earlier than five years after such interested shareholder's stock acquisition date, or pursuant to a stringent "fair price" formula.


    SECTION 70 OF THE NEW YORK PUBLIC SERVICE LAW. Under Section 70 of the Public Service Law, unless authorized by the PSC, no gas corporation or electric corporation may directly or indirectly acquire the stock or bonds of any other corporation incorporated for, or engaged in, the same or a similar business, or proposing to operate or operating under a franchise from New York State or any other state or any other municipality. In general, no stock corporation other than a gas corporation or electric corporation or street railroad corporation may purchase or acquire, take or hold, more than ten percent (10%) of the voting capital stock of any gas corporation or electric corporation organized or existing under or by virtue of the laws of New York unless with the consent of, and subject to the terms and conditions set by, the PSC. No consent may be given by the PSC to any such acquisition unless it has been shown that such acquisition is in the public interest. Any contract, assignment, transfer or agreement for transfer of any stock in violation of Section 70 will be void and of no effect, and no such transfer or assignment may be made upon the books of any such gas corporation or electric corporation, or will be recognized as effective for any purpose. An

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
"electric corporation" is defined to generally include any corporation, company, partnership and person owning, operating or managing any electric plant for use by others than itself and its tenants, or except where electricity is generated solely from co-generation, small buyers or alternative energy production facilities or distributed from such facilities to users located near such a facility.


    OTHER PROVISIONS. Some other provisions of Holdings' certificate of incorporation and by-laws may also tend to discourage potential offers to take over and acquire the business of Holdings. Holdings' Board of Directors will be divided into three classes, with directors in each class generally being elected to serve a three-year term. Also, special shareholder meetings may be called only by the Chairman of the Board of Directors or by the Board pursuant to a resolution adopted by a majority of the entire Board. Holdings' certificate of incorporation also provides that directors may not be removed without cause by the shareholders, except in the case of a director elected by the holders of any class or series of stock (other than Holdings common stock), voting as a class or series, when so entitled by the applicable provisions of Holdings' certificate of incorporation. Finally, certain provisions (relating to, for example, limitation on director liabilities, the ability to call special meetings of shareholders, presiding at meetings of shareholders, classified Board of Directors, election and removal of directors, advance notice requirements for shareholder proposals and nomination of directors at shareholder meetings, and indemnification) may only be amended by the affirmative vote of not less than two-thirds of the shares entitled to vote at a shareholder meeting or, with respect to By-Law amendments affecting such provisions, two-thirds of the entire Board. Niagara Mohawk's Certificate of Incorporation and By-Laws presently contain a number of these provisions.


COMPARATIVE SHAREHOLDERS' RIGHTS

    Niagara Mohawk and Holdings are both New York corporations. When the share exchange becomes effective, holders of Niagara Mohawk Common Stock will become holders of Holdings common stock, and their rights will be governed by Holdings' certificate of incorporation and by-laws instead of those of Niagara Mohawk.

    Certain differences between the rights of holders of Holdings common stock and those of holders of Niagara Mohawk Common Stock are summarized below. Such summary is qualified in its entirety by reference to the information included in the exhibits hereto, in exhibits to the Registration Statement of which this Prospectus/Proxy Statement is a part, and in materials incorporated herein by reference.

    VOTING REQUIREMENTS FOR SIGNIFICANT TRANSACTIONS. As a result of a recent change in the BCL, the necessary vote for significant transactions involving Holdings, such as mergers, consolidations, share exchanges and dissolution, will be a majority vote, rather than the two-thirds vote applicable to Niagara Mohawk. The Board of Directors believes this lower vote requirement will facilitate any transactions deemed to be in the best interests of Holdings and its shareholders.

    PURPOSE CLAUSE. The corporate purposes for which Niagara Mohawk may engage in business are generally those related to rendering electric or gas service and related activities. Holdings is authorized to engage in any and all lawful acts and activities.

    AUTHORIZED SHARES. Authorized Holdings and Niagara Mohawk common stock is 300,000,000 and 185,000,000, subject to increase to 250,000,000 shares if
Proposal 3 is adopted, shares, respectively. As of the record date for the Annual Meeting, there were 144,419,351 shares of Niagara Mohawk Common Stock issued and outstanding. Up to approximately 187 million shares of Holdings common stock may be issued in the share exchange. The additional authorized but unissued shares of Holdings common stock will be available for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Option Plan, as well as possibly for stock splits, stock dividends, equity financings, and for other general corporate purposes (including, possibly, acquisitions) (none of which is under current consideration).

    In addition, as of the record date, there were 3,400,000 shares of Cumulative Preferred Stock, par value $100 per share, of which 2,322,000 shares were issued and outstanding, and 19,600,000 shares of

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
Cumulative Preferred Stock, par value $25 per share, of which 11,681,204 shares were issued and outstanding. There will be 50,000,000 authorized shares of Holdings preferred stock, all of which are unissued.

    PREFERRED STOCK. The respective Boards of Directors of Holdings and Niagara Mohawk are authorized to issue preferred stock in series.

    The voting rights and certain preferences of the Niagara Mohawk preferred stock are determined in Niagara Mohawk's certificate of incorporation. Niagara Mohawk preferred stock is generally not entitled to vote but only has limited voting rights as required by law and as set out in the Niagara Mohawk's certificate of incorporation, which rights generally arise only in the event of certain arrearages in payment of dividends and certain corporate transactions affecting Niagara Mohawk preferred stock. Niagara Mohawk preferred stock is subject to redemption and sinking fund provisions. After the share exchange, outstanding Niagara Mohawk preferred stock will continue as equity securities of Niagara Mohawk with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications, as were applicable to outstanding Niagara Mohawk preferred stock prior to the share exchange.


    Holdings' certificate of incorporation will not establish voting rights, preferences or other rights with respect to Holdings preferred stock. Holdings' Board of Directors is given full authority to establish and designate each particular series of preferred stock and to fix the rights, preferences and limitations of each particular series, and the relative rights, preferences and limitations between series, as follows: (i) the serial designation; (ii) the number of shares in such series; (iii) the dividend rate or rates and the date or dates upon which such dividends shall be payable; (iv) whether dividends on such series will be cumulative, and, if so, from which date or dates; (v) liquidation preferences; (vi) redemption terms, if any; (vii) provisions relating to sinking or other similar funds; (viii) provisions relating to the conversion or exchange of shares of such series into shares of any class of stock (except that conversion or exchange may not be made into shares having superior dividend or liquidation preferences); (ix) the voting rights, if any, in addition to those required by law and the number of votes per share; and (x) any other relative rights, preferences or limitations of such series not inconsistent with the Holdings' certificate of incorporation or with applicable law.


    Management believes that the ability to issue Holdings preferred stock will provide important flexibility to Holdings.

    PAR VALUE. The par value of Holdings preferred stock differs from those of Niagara Mohawk preferred stocks. A designated par value is not required under the BCL and in modern corporate practice par value does not serve any useful purpose. It is anticipated that the difference in par values will not affect the market value of Holdings preferred stock.

    The par value per share of Holdings common stock, $0.01, was reduced from the $1.00 par value per share of Niagara Mohawk Common Stock to save on filing fees in New York.

    CLASSIFIED BOARD. As is the case with Niagara Mohawk, Holdings' certificate of incorporation and by-laws will provide (i) for the Board to determine the number of directors; and (ii) for the division of the Board into three classes with directors in each class generally being elected for a three-year term. See "-- Management" below.

    OTHER PROVISIONS. Holdings' certificate of incorporation will provide that directors may not be removed without cause by the shareholders, except in the case of a director elected by the holders of any class or series of stock (other than Holdings common stock), voting as a class or series, when so entitled by the applicable provisions of Holdings' restated certificate of incorporation. Also, certain provisions (relating to, for example, preferred stock, limitation on director liabilities, the ability to call special meetings of shareholders, classified Board of Directors, election and removal of directors, advance notice requirements for shareholder proposals and nomination of directors at shareholder meetings) may only be amended by the affirmative vote of not less than two-thirds of the shares then entitled to vote at shareholder meetings. Other provisions of Holdings' certificate of incorporation or by-laws may be amended, repealed or adopted by a vote of the shareholders of Holdings at the time entitled to vote at any shareholder meeting or, in the case of the Holdings by-laws, by the Board of Directors of Holdings.

    See also "--Holdings Capital Stock".

BUSINESS

    Niagara Mohawk is engaged in the generation, purchase, transmission, distribution and sale of electricity and the purchase, distribution, sale and transportation of natural gas in New York State. Niagara Mohawk provides electric service to its customers in areas of central, northern and western New York having a total population of approximately 3.5 million, including the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls, Watertown and Troy. Niagara Mohawk sells, distributes and transports natural gas in areas of central, northern and eastern New York contained within its electric service territory having a total population of approximable 1.7 million. Niagara Mohawk owns or has a significant ownership interest in seven principal fossil and nuclear electric generating facilities providing it with a total capacity of approximately 5,299 megawatts of electricity.

    Niagara Mohawk's principal non-utility subsidiaries participate in real estate development of property formerly owned by Niagara Mohawk and energy-related services. In addition, Niagara Mohawk holds a single-purpose subsidiary established to facilitate the sale of an undivided interest in a designated pool of customer receivables. Certain of these subsidiaries will be transferred to and therefor become separate subsidiaries of Holdings after the share exchange.

    After the share exchange occurs, Holdings will have no material assets other than its ownership of stock of its subsidiaries, which initially will consist of all of Niagara Mohawk's outstanding common stock and thereafter the common stock of certain Niagara Mohawk's existing non-utility subsidiaries. See "-- Transfer of Niagara Mohawk's Non-Utility Subsidiaries to Holdings". It is expected that, in the future, Holdings will expand into some other businesses and ventures.

REGULATION OF HOLDINGS AND NIAGARA MOHAWK

    REGULATION OF HOLDINGS.

    Holdings must comply with the PowerChoice Agreement. As discussed and referred to above under "--The PowerChoice Agreement", there are restrictions on transactions between Niagara Mohawk and Holdings and other Holdings subsidiaries, restrictions on loans, guarantees or pledges for the benefit of Holdings and other Holdings subsidiaries, and restrictions on Board and managerial interlocks between Niagara Mohawk and Holdings and other Holdings subsidiaries.

    As a result of the share exchange, Holdings will become a "public utility holding company" under the Holding Company Act. Though Niagara Mohawk expects to sell or liquidate its majority interests in two of its generation subsidiaries, Beebee Island Corporation and Moreau Manufacturing Corporation, Holdings will retain an indirect 50% interest in CNP which does not contribute a material part of its income.

    In 1994 the SEC issued a release soliciting the views of interested parties on a study being conducted by its staff to develop recommendations regarding certain Congressional concerns and the needs of those affected by regulation under the Holding Company Act. In June 1995 the staff completed its study and issued a report which concluded that significant changes were needed in the current regulatory scheme. The SEC staff report viewed the Holding Company Act as unnecessarily restrictive in many regards which could prevent companies from responding effectively to changes now occurring in the utility industry. Among the staff report's recommendations were three legislative options for the SEC to offer to Congress--repeal of the Holding Company Act with legislation to continue federal protection of consumers, unconditional repeal of the Holding Company Act, or a broadening of the SEC's authority to exempt holding companies where state regulation was adequate. Pending legislative action, the staff report recommended that the SEC act administratively to modernize and simplify holding company regulation, reduce delays in current administration, and minimize regulatory overlap, including rulemaking proposals and significant changes in the SEC's past interpretations under the Act. One of these proposals was a rule to exempt most energy-related diversification within investment limitations. Niagara Mohawk cannot predict whether Congress will take any action to significantly modify or repeal the Holding Company Act, or whether the SEC will take action to revise or modify significantly its Holding Company Act rules, decisions and interpretations.

    REGULATION OF NIAGARA MOHAWK. Niagara Mohawk will continue to be subject to regulation by the PSC after the share exchange. Niagara Mohawk's utility retail sales, which include sales of gas, transportation and balancing services, will continue to be made primarily under rate schedules and tariffs filed with and subject to the jurisdiction of the PSC. See "--The PowerChoice Agreement" below. In addition, Niagara Mohawk will continue to be subject to regulation by the PSC, as it has been in the past, regarding issuances of securities, capital ratio maintenance, and the maintenance of its books and records.

    Niagara Mohawk also will continue to be subject to regulation by the FERC and the NRC. FERC will continue to regulate the terms and conditions of Niagara Mohawk's transmission of electricity, along with transmission interconnections and ancillary services, as well as the terms and conditions of its sales of electric energy for resale. FERC will also continue to regulate Niagara Mohawk's disposition of any capacity on interstate gas pipelines to which it has rights under firm contracts. The NRC will continue to review and regulate Niagara Mohawk's operation of the two Nine Mile Point nuclear units.

THE POWERCHOICE AGREEMENT

    PROHIBITIONS OF AFFILIATE LOANS, GUARANTEES AND PLEDGES. Under the PowerChoice Agreement, Niagara Mohawk is prohibited from making loans to, or providing guarantees or other credit support for the obligations of, Holdings or any other subsidiary of Holdings. Likewise, Niagara Mohawk may not pledge its assets for the obligations of any other entity, including Holdings or any other subsidiary of Holdings.

    PROHIBITIONS OF AFFILIATE TRANSACTIONS AND OTHER RESTRICTIONS. The PowerChoice Agreement generally prohibits any transaction between Niagara Mohawk and Holdings or any other subsidiary of Holdings, except for the provision of certain corporate administrative services, certain "grandfathered" transactions as listed therein, transactions permitted as a matter of generic policy by the PSC, and tariffed transactions. In addition, Holdings and its subsidiaries are required by the PowerChoice Agreement to operate as separate entities, and the PowerChoice Agreement prescribes capital ratio maintenance requirements for Niagara Mohawk. Finally, the PowerChoice Agreement sets out guidelines for the allocation of costs among Holdings, Niagara Mohawk and the other subsidiaries of Holdings.

    RESTRICTIONS ON BOARD AND MANAGEMENT INTERLOCKS. In order to address concerns regarding the possible diversion of the attention of Niagara Mohawk's management away from the utility business, as well as to avoid potential conflicts of interest with the management of Holdings, the PowerChoice Agreement contains restrictions regarding the composition of the Boards and managements of Niagara Mohawk and Holdings and other subsidiaries of Holdings. See "--Management--Restrictions on Board and Management Interlocks between Holdings and Niagara Mohawk".

    The PowerChoice Agreement will continue to govern Niagara Mohawk's utility rates and charges even if common shareholders do not approve the holding company proposal and adopt the Exchange Agreement at Niagara Mohawk's Annual Meeting. In that event, Niagara Mohawk will not be able to realize the benefits it expects from a holding company structure, which it believes is necessary in the future deregulated competitive environment of the energy industry.

STATUTORY APPRAISAL RIGHTS

    Holders of shares of Niagara Mohawk Common Stock are not entitled to appraisal rights under the BCL as a result of the exchange.

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                                 B. MANAGEMENT

DIRECTORS AND OFFICERS OF HOLDINGS

    Holdings' certificate of incorporation and by-laws divides Holdings' Board of Directors into three classes, which will become effective prior to the share exchange, with directors in each class generally being elected for a three-year term. Holdings' by-laws will permit the Board of Directors to fix from time to time the number of directors, and the Board has fixed its initial size at 3, to be increased to 14, effective as of the effective time of the share exchange. A vote in favor of the share exchange will also constitute ratification of the make-up of Holdings' Board of Directors.

    Presently William E. Davis, Albert J. Budney, Jr. and William F. Edwards are the directors of Holdings. Immediately prior to the effective time of the share exchange, Mr. Edwards will resign and Niagara Mohawk, as such sole shareholder, will elect all of the then current Niagara Mohawk directors to the Board of Holdings in the same classes as they presently serve. As of the effective time of the share exchange, Mr. Budney will resign from the Board of Niagara Mohawk, Mr. Davis will serve on the Boards of Directors of both Holdings and Niagara Mohawk and the remaining Niagara Mohawk directors will be Darlene D. Kerr and John H. Mueller. After completion of the share exchange, Holdings' Board vacancies may be filled by action of Holdings' Board of Directors. Holdings also contemplates amending the certificate of incorporation and by-laws of Niagara Mohawk following the share exchange to reflect more appropriate provisions for a subsidiary.

    The following individuals are officers of Holdings:

William E. Davis                       Chairman and Chief Executive Officer

Albert J. Budney, Jr.                  President

William F. Edwards                     Chief Financial Officer

Kapua A. Rice                          Secretary

    In addition, prior to the share exchange, Gary J. Lavine will become Chief Legal Officer and Steven W. Tasker will become Chief Accounting Officer.

    For further information concerning persons to become directors or officers of Holdings, see "Proposal 1: Nomination and Election of Directors--Nominees for Class I Directors", "--Continuing Class II Directors", "--Continuing Class III Directors" and "--Security Ownership of Directors and Executive Officers".

RESTRICTIONS ON BOARD AND MANAGEMENT INTERLOCKS BETWEEN HOLDINGS AND NIAGARA
  MOHAWK

    In order to address concerns regarding the possible diversion of the attention of Niagara Mohawk's management away from the utility business, as well as to avoid potential conflicts of interest with the Board and management of Holdings, the PowerChoice Agreement sets forth the following restrictions regarding the composition of the managements of Niagara Mohawk and Holdings.


    COMPOSITION OF THE BOARDS OF DIRECTORS. Niagara Mohawk's Board of Directors must include at least a majority of outside directors (i.e., not an officer of either Holdings or any of its unregulated affiliates).



    SEPARATION OF EMPLOYEES AND OFFICERS. Niagara Mohawk and the unregulated subsidiaries of Holdings will have separate operating employees and operating officers. Officers of Holdings may be officers of either Niagara Mohawk or an unregulated affiliate.

                              C. OTHER INFORMATION

VALIDITY OF HOLDINGS COMMON STOCK

    The validity of the shares of Holdings common stock to be issued in the share exchange will be passed upon by Sullivan & Cromwell, general counsel to Niagara Mohawk and Holdings, 125 Broad Street, New York, New York 10004.

EXPERTS

    The consolidated financial statements incorporated by reference herein have been audited by Price Waterhouse LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

COSTS

    The Board of Directors considered the financial cost to Niagara Mohawk of implementing the share exchange, including the expenses associated with obtaining required approvals, the costs of this proxy solicitation and the other expenses incurred in connection with registering the Holdings common stock with the Commission. In the Board's view, these expenses, although in some cases significant, are acceptable in light of the benefits to Niagara Mohawk of the share exchange.

                            ------------------------

    NIAGARA MOHAWK'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE HOLDING COMPANY STRUCTURE AND ADOPTED THE EXCHANGE AGREEMENT, BELIEVES THE HOLDING COMPANY STRUCTURE AND THE SHARE EXCHANGE TO BE IN THE BEST INTERESTS OF NIAGARA MOHAWK AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE HOLDERS OF NIAGARA MOHAWK COMMON STOCK VOTE "FOR" THE HOLDING COMPANY PROPOSAL AND ADOPTION OF THE EXCHANGE AGREEMENT AT THE ANNUAL MEETING.
--------------------------------------------------------------------------------
PROPOSAL 5: SHAREHOLDER PROPOSAL RELATED TO THE CERES PRINCIPLES
--------------------------------------------------------------------------------


    The Benedictine Sisters, Benedictine Resource Center, 530 Bandera Road, San Antonio, Texas 78228, who own 205 shares of the Company's common stock have advised the Company that they intend to present the following proposal at the 1998 Annual Meeting of Shareholders. The proposed resolution and supporting statement are as follows:


        "WHEREAS WE BELIEVE: Responsible implementation of a sound, credible environmental policy increases long-term shareholder value by raising efficiency, decreasing clean-up costs, reducing litigation, and enhancing public image and product attractiveness;

        Adherence to public standards for environmental performance gives a company greater public credibility than standards created by industry alone. For maximum credibility and usefulness, such standards should specifically meet the concerns of investors and other stakeholders;

        Companies are increasingly being expected by investors to do meaningful, regular, comprehensive and impartial environmental reports. Standardized environmental reports enable investors to compare performance over time. They also attract investment from investors seeking companies which are environmentally responsible and which minimize risk of environmental liability.

        WHEREAS: The Coalition for Environmentally Responsible Economies (CERES)--which includes shareholders of this Company; public interest representatives, and environmental experts-- consulted with corporations to produce the CERES Principles as comprehensive public standards for both environmental performance and reporting. Scores of companies, including Bank America, Baxter International, Bethlehem Steel, General Motors, H.B. Fuller, ITT Industries, Pennsylvania Power and Light, Polaroid, and Sun [Sunoco], have endorsed these principles to demonstrate their commitment to public environmental accountability and standardized reporting. Fortune-500 endorsers say that benefits of working with CERES are *public credibility; *direct access to major environmental and shareholder organizations, *leadership in designing the rapidly advancing standardization of environmental disclosure, and *measurable value-added for the company's environmental initiatives;

        A company endorsing the CERES Principles commits to work toward:

1.  Protection of the biosphere

2.  Sustainable natural resource use

3.  Waste reduction and disposal

4.  Energy conservation

5.  Risk reduction

6.  Safe products/services

7.  Environmental restoration

8.  Informing the public

9.  Management commitment

10. Audits and reports

    (Materials on the CERES Principles and CERES Report Form are obtainable from CERES, 711 Atlantic Avenue, Boston, MA 02110, tel: 617/451-0927; Fax 617/482-2028).

    CERES is distinguished from other initiatives for corporate environmental responsibility, by being (1) a successful model of shareholder relations; (2) a leader in public accountability through standardized environmental reporting; and (3) a catalyst for significant and measurable environmental improvement within firms.

    RESOLVED: Shareholders request the Company to endorse the CERES Principles as a part of its commitment to be publicly accountable for its environmental impact."

STATEMENT OF SHAREHOLDERS

    "Many investors support this resolution. Those sponsoring similar resolutions at various companies have portfolios totaling $75 billion. Furthermore, the number of public pension funds and foundations supporting this resolution increases every year. We believe the CERES Principles exceed the European Community regulation for voluntary participation in verified and publicly-reported eco-management and auditing, and that they also exceed the requirements for ISO 14000.

    Your vote FOR this resolution will encourage both scrutiny of our Company's environmental policies and reports and adherence to goals supported by management and shareholders alike. We believe the CERES Principles will protect both your investment and your environment."

BOARD OF DIRECTORS' RESPONSES TO THE SHAREHOLDER PROPOSAL

    In 1991, the Company adopted a Corporate Policy on Protection of the Environment which articulates the Company's proactive approach toward environmental issues. The environmental policy takes the Company beyond mere compliance with the law. In addition, its comprehensive environmental management system has helped the Company stay in the forefront of progress toward an environmentally sustainable energy future.

    Since adopting its policy in 1991, the Company has comprehensively measured and reported on its environmental performance and has engaged in benchmarking its environmental program against corporate programs both within and outside of the utility industry. Such benchmarking has consistently shown that the Company has a leading-edge environmental program. In addition, the Company has been recognized by a number of governmental and environmental organizations for its environmental achievements, including its proactive response to global warming, its leadership in establishing environmental performance indices for the utility industry, and other advanced environmental management practices.

    Consistent with its policy of going beyond compliance, during 1997 the Company became the first utility in the U.S. to voluntarily undertake and achieve full certification of all its fossil and nuclear generating plants with the newly adopted International Standard for Corporate Environmental Management known as ISO 14001. The certification process included a rigorous independent audit which assessed the generating plants' full conformance to the Standard, including effective implementation of the Company's environmental policies, pollution prevention, performance measurement, and other "best practices".

    Given its track record of dealing successfully with environmental issues under its own Corporate policy, the Company carefully reviewed the CERES Principles and does not believe that adopting the CERES Principles in lieu of or in addition to the Corporation's existing environmental policy and programs would help the Company better fulfill its continuing commitment to environmental excellence. The Company believes that its environmental program provides the most specific and focused approach to ensure that the Company is in compliance with all applicable environmental regulations and to position itself as a recognized leader for its environmental achievements.

    THEREFORE, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL NO. 5.
--------------------------------------------------------------------------------
PROPOSAL 6: SHAREHOLDER PROPOSAL RELATED TO EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

    Edward S. George, 89 Corning Hill, Glenmont, New York 12077, who owns 5,000 shares of the Company's Common Stock, has advised the Company that he intends to present the following proposal at the 1998 Annual Meeting of Shareholders:

        "Whereas the dividend is the first casualty in any economic downturn and the stockholder is the first casualty and the last to benefit from an upturn, be it

        Resolved: That when a dividend is cut, it is recommended that, with respect to future contract obligations, no salaries will be increased or any stock options allowed to executives or directors until the dividend is restored to its original amount before the cut."

STATEMENT OF SHAREHOLDER

    "The bullet must be large enough to enable the executives and directors as well as the stockholders to get their teeth on it.

    The administration will maintain that the increases in salary and stock options are necessary to attract and hold good people. This cliche belongs with the one 'The check is in the mail', the New York State Legislature and certain elected officials to justify an increase in their salaries, and 'I'm from the government and I'm here to help."'

BOARD OF DIRECTORS' RESPONSE TO THE SHAREHOLDER PROPOSAL

    As previously stated in the Company's 1997 proxy statement, the suspension of dividend payments on the common stock was taken to help stabilize the Company's financial condition and provide flexibility as the Company addresses growing pressure from the PPAs and weaker sales. While we recognize the unfavorable effect it has had on our shareholders, the Company believes that the shareholders' long-term financial interests would not be served by basing compensation decisions on dividend payment levels.


    The Company and the Compensation and Succession Committee of the Board of Directors have made decisions regarding the compensation of officers and other employees which we believe are appropriate to the circumstances the Company faces. The Compensation and Succession Committee's Report on Executive Compensation, which appears earlier in this Prospectus/Proxy Statement, describes the decisions that have been made regarding the structure and administration of the officer compensation program, including a freeze on salary increases during 1996 and 1997. These decisions will ensure the

Company's ability to maintain a group of qualified officers, in an increasingly competitive industry, and will directly relate the payment of a significant component of their total compensation to the future value of our stock and our shareholders' investment. Adoption of a rigid, inflexible rule like that proposed by Dr. George could harm the stockholders by making retention of qualified executives difficult, if not impossible.

    THEREFORE, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL NO 6.

OTHER MATTERS
--------------------------------------------------------------------------------

    Management does not know of any matters to be presented for action at the Annual Meeting other than those listed in the Notice of Meeting and referred to herein. If any other matters properly come before the Annual Meeting, it is intended that the proxy solicited hereby will be voted in accordance with the recommendations of the Board of Directors.

    SHAREHOLDERS WHO CANNOT BE PRESENT AT THE ANNUAL MEETING ARE REQUIRED TO FILL OUT, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING FORM OF PROXY IN THE ENCLOSED ENVELOPE.

DEADLINE FOR SHAREHOLDER PROPOSALS

    In order to be included in Holdings' proxy statement and form of proxy relating to its 1999 Annual Meeting (if common shareholders adopt the Exchange Agreement and the share exchange occurs) or in Niagara Mohawk's 1999 Annual Meeting proxy statement and form of proxy (if the Exchange Agreement is not adopted by common shareholders), proposals from shareholders to be presented at the 1999 Annual Meeting must be received by the Secretary of Holdings or Niagara Mohawk, as the case may be, at 300 Erie Boulevard West, Syracuse, New York 13202, no later than December 9, 1998.

    Matters intended to be presented by holders of Holdings or Niagara Mohawk Common Stock, as the case may be, at the 1998 Annual Meeting must be stated in writing, and delivered to the appropriate Secretary by such shareholders during the period between 90 and 60 days prior to the date of the meeting.

    If Niagara Mohawk common shareholders adopt the Exchange Agreement and the share exchange occurs, Niagara Mohawk will no longer be publicly held and Holdings will be the sole owner of Niagara Mohawk Common Stock after the share exchange. In such event, there will be no regularly scheduled meetings of shareholders of Niagara Mohawk in 1999 or thereafter.

ADDITIONAL INFORMATION


    Niagara Mohawk's 1997 annual report on Form 10-K and quarterly report on Form 10-Q for the period ended March 31, 1998 filed with the SEC, which includes additional information concerning Niagara Mohawk, its subsidiaries and their operations and financial condition, are incorporated by reference in this Prospectus/Proxy Statement. These reports, except for exhibits, will be furnished at no cost to shareholders upon written request to the Secretary, Niagara Mohawk Power Corporation, 300 Erie Boulevard West, Syracuse, New York 13202.


    The directors and officers of the Company and its subsidiaries are insured against obligations which may be incurred as a result of the Company's indemnification of its directors and officers. The coverage also insures the directors and officers against liabilities for which they may not be indemnified by the Company or its subsidiaries, except a dishonest act or breach of trust. The insurance was purchased from the National Union Fire Insurance Company, Associated Electric & Gas Insurance Services, Ltd., Aetna Casualty and Surety Company, Federal Insurance Company, CNA Insurance Company and ACE Insurance Company, Ltd. for the term from January 31, 1998 to January 30, 1999 for an aggregate premium of $1,169,480.

INDEPENDENT ACCOUNTANTS

    The Company has selected the independent accounting firm of Price Waterhouse LLP to examine the financial statements of the Company and its subsidiaries for the year ended December 31, 1998. Representatives of Price Waterhouse LLP will be present at the meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

QUARTERLY REPORTS

    Shareholders who are NOT RECEIVING quarterly reports DIRECTLY FROM THE COMPANY and who would like to receive the Company's quarterly reports may write to Investor Relations, Niagara Mohawk Power Corporation, 300 Erie Boulevard West, Building C-3, Syracuse, New York 13202-7904 to be included on the Company's mailing list.

                      WHERE YOU CAN FIND MORE INFORMATION

    Niagara Mohawk files annual, quarterly and special reports, proxy statements and other information with the SEC. After the share exchange, both Niagara Mohawk and Holdings will do so. You may read and copy any reports, statements or other information Niagara Mohawk has filed or Holdings will file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at "http:// www.sec.gov."

    Holdings has filed a Registration Statement on Form S-4 to register with the SEC the shares of Holdings common stock to be issued in the share exchange. This Prospectus/Proxy Statement is a part of that Registration Statement and constitutes a prospectus of Holdings in addition to being a proxy statement of Niagara Mohawk for the Annual Meeting. As permitted by SEC rules, this Prospectus/Proxy Statement does not contain all the information you can find in the Registration Statement or in its exhibits.

    The SEC allows us to "incorporate by reference" information into this Prospectus/Proxy Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus/Proxy Statement, except for any information superseded by information in this Prospectus/ Proxy Statement. This Prospectus/Proxy Statement incorporates by reference the document set forth below that was previously filed with the SEC (File No. 1-2987). Such document contains important information about Niagara Mohawk, its subsidiaries and their operations and financial condition.


    1. Annual Report on Form 10-K/A for the year ended December 31, 1997.



    2. Quarterly Report on Form 10-Q/A for the period ended March 31, 1998.


    We are also incorporating by reference additional documents that we may file with the SEC between the date of this Prospectus/Proxy Statement and the Annual Meeting.
                            ------------------------

    Niagara Mohawk has not authorized anyone to provide you with information that is different from what is contained in this Prospectus/Proxy Statement. Neither the delivery of this Prospectus/Proxy Statement nor any distribution of shares of Holdings common stock shall, under any circumstances, create any implication that there has not been any change in the affairs of Niagara Mohawk or Holdings since the respective dates as of which information is given. This Prospectus/Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy shares of Holdings common stock by any person in any jurisdiction or in any circumstance in which such offer would be unlawful.

                                                                       EXHIBIT A

                         AGREEMENT AND PLAN OF EXCHANGE

    This AGREEMENT AND PLAN OF EXCHANGE (the "Agreement"), dated as of May 14, 1998, is between Niagara Mohawk Power Corporation, a New York corporation and the corporation whose shares of Common Stock, par value $1.00 per share, will be acquired pursuant to the "Exchange" provided for in this Agreement (the "Subject Corporation"), and Niagara Mohawk Holdings, Inc., a New York corporation and the corporation which will acquire the foregoing shares of Common Stock of the Subject Corporation (the "Acquiring Corporation"). The Subject Corporation and the Acquiring Corporation are hereinafter referred to, collectively, as the "Corporations".

                                  WITNESSETH:


    WHEREAS, the authorized capital of the Subject Corporation is $1,215,000,000, consisting of (a) 185,000,000 shares of Common Stock, par value $1.00 per share ("Subject Corporation Common Stock"), of which 144,419,351 shares are issued and outstanding (which number of issued and outstanding shares is subject to change prior to the Effective Time (as hereinafter defined) of the Exchange pursuant to the Dividend Reinvestment and Common Stock Purchase Plan ("DRIP") and the Employee Savings Fund Plans for Represented and Non-Represented Employees (each an "Employee Plan" and collectively the "Employee Plans") of the Subject Corporation and the issuance of Subject Corporation Common Stock pursuant to the Master Restructuring Agreement of the Subject Corporation, dated as of July 9, 1997, as amended, (b) 3,400,000 shares of Cumulative Preferred Stock, par value $100 per share ("Subject Corporation $100 Preferred Stock"), of which 2,322,000 shares are issued and outstanding, (c) 19,600,000 shares of Cumulative Preferred Stock, par value $25 per share ("Subject Corporation $25 Preferred Stock"), of which 11,681,204 shares are issued and outstanding and (d) 8,000,000 shares of Preference Stock, par value $25 per share ("Preference Stock"), no shares of which are outstanding.



    WHEREAS, the Acquiring Corporation is a wholly-owned subsidiary of the Subject Corporation with authorized capital stock consisting of 300,000,000 shares of Common Stock, par value $0.01 per share ("Acquiring Corporation Common Stock"), of which 100 shares are issued and outstanding and owned by the Subject Corporation and 50,000,000 shares of Preferred Stock, par value $0.01 per share, no shares of which are outstanding.


    WHEREAS, the Boards of Directors of the Corporations deem it desirable and in the best interests of the Corporations and the shareholders of the Subject Corporation that, at the Effective Time, (a) the Acquiring Corporation acquire and become the owner and holder of each share of Subject Corporation Common Stock issued and outstanding at the Effective Time, (b) each share of Subject Corporation Common Stock issued and outstanding immediately prior to the Effective Time be automatically exchanged for one share of Acquiring Corporation Common Stock, and (c) each holder of shares of Subject Corporation Common Stock issued and outstanding immediately prior to the Effective Time becomes the holder of a like number of shares of Acquiring Corporation Common Stock, all on the terms and conditions hereinafter set forth; and

    WHEREAS, the Boards of Directors of the Corporations have each approved and adopted this Agreement, and the Board of Directors of the Subject Corporation has recommended that the shareholders of the Subject Corporation approve and adopt the Exchange and this Agreement pursuant to Section 913 of the New York Business Corporation Law (the "BCL").

    NOW, THEREFORE, the Corporations hereby agree as follows:

                                   ARTICLE I

    The Exchange and this Agreement shall be submitted to the holders of Subject Corporation Common Stock for approval and adoption as provided by Section 913 of the BCL. The affirmative vote of the holders of at least two-thirds of the issued and outstanding Subject Corporation Common Stock shall be necessary to approve and adopt the Exchange and this Agreement.

                                   ARTICLE II

    Subject to the terms and conditions of this Agreement, the Exchange shall become effective immediately following the close of business on the date of filing with the New York Department of State (the "Department of State") of a certificate of exchange pursuant to Section 913(d) of the BCL ("Certificate"), or at such later time and date as may be stated in the Certificate (the time and date at and on which the Exchange becomes effective being referred to herein as the "Effective Time").

                                  ARTICLE III

    A. At the Effective Time:

        (1) each share of Subject Corporation Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically exchanged for one share of Acquiring Corporation Common Stock, which shares shall be fully paid and nonassessable by the Acquiring Corporation;

        (2) the Acquiring Corporation shall acquire and become the owner and holder of each issued and outstanding share of Subject Corporation Common Stock so exchanged;

        (3) each share of Acquiring Corporation Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and shall thereupon constitute an authorized and unissued share of Acquiring Corporation Common Stock;

        (4) each share of Subject Corporation Common Stock held under the DRIP or an Employee Plan (including fractional and uncertificated shares) immediately prior to the Effective Time shall be automatically exchanged for a like number of shares (including fractional and uncertificated shares) of Acquiring Corporation Common Stock, which shares shall be held under and pursuant to the DRIP or be issued under such Employee Plan, as the case may be, as hereinafter provided;

        (5) each unexpired and unexercised option to purchase Subject Corporation Common Stock ("Subject Corporation Stock Option") under the 1992 Stock Option Plan (the "Option Plan"), whether vested or unvested, will be automatically converted into an option (a "Substitute Option") to purchase a number of shares of Acquiring Corporation Common Stock equal to the number of shares of Subject Corporation Common Stock that could have been purchased immediately prior to the Effective Time (assuming full vesting) under such Subject Corporation Stock Option, at a price per share of Acquiring Corporation Common Stock equal to the per share option exercise price specified in such Subject Corporation Stock Option. In accordance with
    Section 424(a) of the Internal Revenue Code of 1986, as amended, each Substitute Option shall provide the option holder with rights and benefits that are no less and no more favorable to him than were provided under the Subject Corporation Stock Option; and

        (6) the former holders of Subject Corporation Common Stock shall be entitled only to receive shares of Acquiring Corporation Common Stock in exchange therefor as provided in this Agreement.

    B. Shares of Subject Corporation $100 Preferred Stock, Subject Corporation $25 Preferred Stock and Subject Corporation Preference Stock shall not be exchanged or otherwise affected by or in connection with the Exchange. Each share of Subject Corporation $100 Preferred Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding following the Exchange and shall continue to be one share of Subject Corporation $100 Preferred Stock of the applicable series designation. Each share of Subject Corporation $25 Preferred Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding following the Exchange and shall continue to be one share of Subject Corporation $25 Preferred Stock of the applicable series designation.

    C. As of the Effective Time, the Acquiring Corporation shall succeed to the DRIP as in effect immediately prior to the Effective Time, and the DRIP shall be appropriately modified to provide for the issuance or delivery of Acquiring Corporation Common Stock on and after the Effective Time pursuant thereto.

    D. As of the Effective Time, (1) the Employee Plans shall be appropriately amended to provide for the issuance or delivery of Acquiring Corporation Common Stock, and the Acquiring Corporation shall agree to issue or deliver Acquiring Corporation Common Stock, and (2) the Option Plan shall also be appropriately amended to provide for the issuance of options by the Acquiring Corporation to purchase Acquiring Corporation Common Stock, in each case on and after the Effective Time pursuant thereto.

                                   ARTICLE IV

    A. The filing of the Certificate with the Department of State and the consummation of the Exchange shall be subject to satisfaction of the following conditions at or prior to the Effective Time:

        (1) the affirmative vote of the holders of Subject Corporation Common Stock provided for in Article I of this Agreement shall have been received;

        (2) such orders, authorizations, approvals or waivers from the New York Public Service Commission and all other jurisdictive regulatory bodies, boards or agencies required to consummate the Exchange and related transactions shall have been received, shall remain in full force and effect, and shall not include, in the sole judgment of the Board of Directors of the Subject Corporation, unacceptable conditions; and

        (3) the Acquiring Corporation Common Stock to be issued in connection with the Exchange shall have been listed, subject to official notice of issuance, by the New York Stock Exchange.

                                   ARTICLE V

    Following the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of Subject Corporation Common Stock may, but shall not be required to, surrender the same to the Acquiring Corporation's Transfer Agent for cancellation and reissuance of a new certificate or certificates in such holder's name or for cancellation and transfer, and each such holder or transferee shall be entitled to receive a certificate or certificates representing the same number of shares of Acquiring Corporation Common Stock as the shares of Subject Corporation Common Stock previously represented by the certificate or certificates surrendered. Until so surrendered or presented for exchange or transfer, each outstanding certificate which, immediately prior to the Effective Time, represents Subject Corporation Common Stock shall be deemed and shall be treated for all purposes to represent the ownership of the same number of shares of Acquiring Corporation Common Stock as though such surrender or exchange or transfer had taken place. The holders of Subject Corporation Common Stock at the Effective Time shall have no right at and after the Effective Time to have their shares of Subject Corporation Common Stock transferred on the stock transfer books of the Subject Corporation (such stock transfer books being deemed closed for this purpose at the Effective
Time), and at and after the Effective Time such stock transfer books may be deemed to be the stock transfer books of the Acquiring Corporation.

                                   ARTICLE VI

    A. This Agreement may be amended, modified or supplemented, or compliance with any provision hereof may be waived, at any time prior to the Effective Time (including, without limitation, after receipt of the affirmative vote of holders of Subject Corporation Common Stock as provided in Article IV(l) hereof), by the mutual consent of the Boards of Directors of the Subject Corporation and the Acquiring Corporation at any time prior to the Effective Time; provided, however, that no such amendment, modification, supplement or waiver shall be made or effected if such amendment, modification, supplement or waiver would, in the sole judgment of the Board of Directors of the Subject Corporation, materially and adversely affect the shareholders of the Subject Corporation.

    B. This Agreement may be terminated and the Exchange and related transactions abandoned, at any time prior to the Effective Time (including, without limitation, after receipt of the affirmative vote of holders of Subject Corporation Common Stock as provided in Article IV(l) hereof), if the Board of Directors of the Subject Corporation determines, in its sole judgment, that consummation of the Exchange would for any reason be inadvisable or not in the best interests of the Subject Corporation or its shareholders.

    IN WITNESS WHEREOF, each of the Corporations, pursuant to authorization and approval given by its Board of Directors, has caused this Agreement to be executed as of the date first above written.

                                          Niagara Mohawk Power Corporation

                                          By:_ William E. Davis_________________
                                               William E. Davis

                                               Chairman of the Board and Chief
                                               Financial Officer

                                         Niagara Mohawk Holdings, Inc.

                                         By:_ William F. Edwards________________
                                              William F. Edwards

                                              Chief Financial Officer

                                                                       EXHIBIT B

                          CERTIFICATE OF INCORPORATION

                                       OF

                         NIAGARA MOHAWK HOLDINGS, INC.

               UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW

    FIRST. The name of the corporation is Niagara Mohawk Holdings, Inc. (the "Corporation").

    SECOND. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that any act or activity requiring the consent or approval of any State official, department, board, agency or other body shall not be engaged in without such consent or approval first being obtained.

    THIRD. The office of the Corporation within the State of New York is to be located in the City of Syracuse, County of Onondaga.

    FOURTH. The aggregate number of shares which the Corporation shall have authority to issue is (a) three hundred million (300,000,000) shares of common shares with a par value of $0.01 per share (the "Common Stock") and fifty million (50,000,000) shares of Preferred Stock, with a par value of $0.01 per share (the "Preferred Stock").

    The designations, relative rights, preferences and limitations of the shares of such classes of stock are as follows:

        A. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series of Preferred Stock, and the Board of Directors is expressly authorized, prior to issuance, in the resolution or resolutions providing for the issue of shares of each particular series, to establish and designate each particular series and to fix the rights, preferences and limitations of each particular series, and the relative rights, preferences and limitations between series, as follows:

           (i) The distinctive serial designation of such series which shall distinguish it from other series;

           (ii) The number of shares included in such series, which number (except where otherwise provided by the Board of Directors in creating such series) may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of the outstanding shares of such series) from time to time by the Board of Directors; provided that if the number of shares is decreased, the shares constituting such decrease shall be restored to the status of authorized but unissued shares of Preferred Stock;

           (iii) The annual or other dividend rate or rates (or method of determining such rate or rates) for shares of such series and the date or dates upon which such dividends shall be payable;

           (iv) Whether dividends on the shares of such series shall be cumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates (or method for determining such date or dates) from which dividends on the shares of such series shall be cumulative;

           (v) The amount or amounts per share which shall be paid out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution, or winding up of the Corporation;

           (vi) The price or prices (cash or otherwise) at which, the period or periods within which and the terms and conditions upon which, if any, the shares of such series may be purchased, redeemed or acquired (by exchange or otherwise), in whole or in part;

           (vii) Provision or provisions, if any, for the Corporation to purchase, redeem or acquire (by exchange or otherwise), in whole or in part, shares of such series pursuant to a sinking or other similar fund, and the price or prices (cash or otherwise) at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be so purchased, redeemed or acquired, in whole or in part, pursuant to such provision or provisions;

           (viii) The period or periods within which and the terms and conditions, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments thereof, upon which, if any, the shares of such series shall be convertible or exchangeable, in whole or in part, at the option of the holder, the Corporation or another person into shares of any class of stock or into shares of any series of any class or cash, other property, indebtedness or other securities of the Corporation or another corporation;

           (ix) The voting rights, if any, of the shares of such series in addition to those required by law, including the number of votes per share (which may be fractional or more or less than one); and

           (x) Any other relative rights, preferences or limitations of the shares of such series not inconsistent with applicable law.

        B. Except as may from time to time be required by law and except as otherwise may be provided by the Board of Directors in accordance with paragraph A of this Article 4 in respect of any particular series of Preferred Stock, all voting rights of the Corporation shall be vested exclusively in the holders of the Common Stock who shall be entitled to one vote per share on all matters.

    FIFTH. The Secretary of State of the State of New York is designated as agent of the Corporation upon whom process in any action or proceeding against it may be served. The address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is 300 Erie Boulevard West, Syracuse, New York 13202, Attn: Corporate Secretary.

    SIXTH. Subject to the voting provisions of Article 10, By-laws of the Corporation may be adopted, amended or repealed by the Board of Directors of the Corporation by the vote of a majority of the directors present at a meeting of the board at which a quorum is present.

    SEVENTH. No holder of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

    EIGHTH. Subject to the rights, if any, of holders of any class or series of Preferred Stock, now or hereafter authorized, special meetings of shareholders may be called only by the Chairman of the Board or by the Board of Directors pursuant to resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies.

    NINTH. The following provisions shall relate to the Board of Directors of the Corporation:

        A. The size of the Board of Directors shall be fixed by or pursuant to the By-Laws. The Board of Directors shall be divided into three classes designated Class I, Class II and Class III. Such classes shall be as nearly equal in number as the then total number of directors constituting the entire Board permits. At the first annual meeting of shareholders, or any special meeting in lieu thereof, Class I, Class II and Class III directors shall be elected for terms expiring at the next succeeding annual meeting, the second succeeding annual meeting and the third succeeding annual meeting, respectively, and until their respective successors are elected and qualified. At each annual meeting of shareholders after such first annual (or special) meeting of shareholders, the directors chosen to succeed those in the class whose terms then expire shall be elected by shareholders for terms expiring at the third succeeding annual meeting after election, or for such lesser term for which one or more may be nominated in a particular case in order to assure that the number of directors in each class shall be appropriately constituted and until their respective successors are elected and qualified. Newly created directorships or any decrease in directorships resulting from increases or decreases in the number of directors shall be so apportioned among the classes of directors as to make all the classes as nearly equal in number as possible. Vacancies on the Board of Directors at any time for any reason except the removal of directors without cause may be filled by a majority of the directors then in office, although less than a quorum. If the number of directors is increased by the Board of Directors and any newly created directorships are filled by the Board, there shall, to the extent required by New York law, be no classification of the additional directors until the next annual meeting of shareholders.

    Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock, now or hereafter authorized, shall have the right, voting separately or by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by any provisions of the Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into one or more classes pursuant to this Article 9A unless expressly provided by such provisions.

        B. Directors may be removed for cause by a vote of shareholders entitled to vote thereon. Directors shall not be removed without cause by shareholders, except in the case of a director elected by the holders of any class or series of Preferred Stock, now or hereafter authorized, voting as a class or series, when so entitled by the provisions of the Certificate of Incorporation applicable thereto.

    TENTH. In addition to any vote that may be required by law or in the Certificate of Incorporation in respect of any class or series of Preferred Stock, now or hereafter authorized, the provisions of Articles 6, 7, 8, 9, 10, 11 and 12 of the Certificate of Incorporation shall not be amended or repealed, or a new provision adopted inconsistent therewith, without the affirmative vote of not less than two-thirds of the shares entitled to vote thereon at such annual or special meeting of shareholders at which any such action is proposed.

    ELEVENTH. Except as otherwise provided in the Certificate of Incorporation in respect of any class or series of Preferred Stock, now or hereafter authorized, the By-Laws of the corporation may be amended or repealed, or new By-Laws may be adopted, either (a) by a vote of shareholders entitled to vote at any annual or special meeting of shareholders, or (b) by a vote of the majority of the entire Board of Directors at any regular or special meeting of directors; provided, however, that any amendment or repeal of, or the adoption of any new By-Law or provision inconsistent with, Article I (Sections 1.2, 1.13 or 1.14),
Article II (Sections 2.2, 2.3, or 2.7) or Article VI (Sections 6.6 or 6.7) of the By-Laws, if by action of such shareholders, shall be only upon the affirmative vote of not less than two-thirds of the shares entitled to vote thereon at such annual or special meeting of shareholders at which any such action is proposed and, if by action of the Board of Directors, shall be only upon the approval of not less than two-thirds of the entire Board of Directors at any regular or special meeting of directors.

    TWELFTH. Except as may be provided by the Board of Directors in accordance with paragraph A of Article 4 in respect of any particular series of Preferred Stock, any action required or permitted to be taken by the shareholders of the corporation must be taken at a duly called annual or special meeting of such holders and may not be taken by any consent in writing by such holders. Except as otherwise provided for herein or required by law, special meetings of shareholders of the corporation for any purpose or purposes may be called only by the Chairman of the Board, the President or the Board of Directors pursuant to a resolution stating the purpose or purposes thereof, and any power of shareholders to call a special meeting is specifically denied.

    THIRTEENTH. A director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Business Corporation Law as currently in effect or as it may hereafter be amended. No amendment, modification or repeal of this Article THIRTEENTH shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

                                                                       EXHIBIT C

                                    BY-LAWS

                                       OF

                         NIAGARA MOHAWK HOLDINGS, INC.

                                   ARTICLE 1

                                  SHAREHOLDERS

    Section 1.1. ANNUAL MEETING. A meeting of shareholders shall be held annually for the election of directors at such date and time as may be designated by the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.


    Section 1.2. SPECIAL MEETINGS. Special meetings of the shareholders may be called by the Chairman of the Board or by the Board of Directors pursuant to resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies, to be held at such date and time as may be stated in the notice of the meeting. At any special meeting only such business may be transacted which is related to the purpose or purposes set forth in the notice of such special meeting given pursuant to Section 1.4 of these By-laws.


    Section 1.3. PLACE OF MEETINGS. Meetings of shareholders shall be held at such place, within or without the State of New York, as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation in the State of New York.

    Section 1.4. NOTICE OF MEETINGS. Written notice of each meeting of shareholders shall be given stating the place, date and hour of the meeting. Notice of a special meeting of shareholders shall indicate that it is being issued by or at the direction of the person or persons calling the meeting and shall state the purpose or purposes for which the meeting is called. If, at any meeting of shareholders, action is proposed to be taken which would, if taken, entitle objecting shareholders to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect and shall be accompanied by a copy of Section 623 of the New York Business Corporation Law as then in effect or an outline of its material terms. A copy of the notice of each meeting of shareholders shall be given, personally or by first class mail, not fewer than ten nor more than sixty days before the date of the meeting, or shall be given by third class mail not less than twenty-four nor more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his or her address as it appears on the record of shareholders, or, if he or she shall have filed with the Secretary of the Corporation a written request that notices to him or her be mailed to some other address, then directed to him or her at such other address. When a meeting of shareholders is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 1.4.

    Section 1.5. WAIVER OF NOTICE. Notice of meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

    Section 1.6. INSPECTORS. Voting at meetings of shareholders shall be conducted by inspectors. The Board of Directors, in advance of any shareholders' meeting, shall appoint one or more inspectors to act at the meeting or any adjournment thereof. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

    Section 1.7. LIST OF SHAREHOLDERS AT MEETINGS. A list of shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors, or person presiding thereat, shall require such list of shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

    Section 1.8. QUALIFICATION OF VOTERS. Every shareholder of record shall be entitled at every meeting of shareholders to one vote for every share standing in his or her name on the record of shareholders, unless otherwise provided in the certificate of incorporation. If the certificate of incorporation provides for more or less than one vote for any share on any matter, every reference in these by-laws to a majority or other proportion of shares shall be construed to refer to such majority or other proportion of the votes of such shares. Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any type or kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares. Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, except a trustee, may be voted by him or her or it, either in person or by proxy, without transfer of such shares into his or her or its name. Shares held by a trustee may be voted by him or her or it, either in person or by proxy, only after the shares have been transferred into his or her or its name as trustee or into the name of his or her or its nominee. Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the by-laws of such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine. A shareholder shall not sell his or her vote or issue a proxy to vote to any person for any sum of money or anything of value except as permitted by law.

    Section 1.9. QUORUM OF SHAREHOLDERS. The holders of a majority of the votes of shares entitled to vote thereat shall constitute a quorum at a meeting of shareholders for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the votes of shares of such class or series shall constitute a quorum for the transaction of such specified item of business. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders. The shareholders present in person or by proxy and entitled to vote may, by a majority of the votes cast, adjourn the meeting despite the absence of a quorum.

    Section 1.10. PROXIES. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him or her by proxy. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law. The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

    Section 1.11. VOTE OR CONSENT OF SHAREHOLDERS. Directors shall, except as otherwise required by law or by the certificate of incorporation, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law or by the certificate of incorporation, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon. Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as a unanimous vote of shareholders.

    Section 1.12. FIXING RECORD DATE. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than fifty nor less than ten days before the date of such meeting, nor more than fifty days prior to any other action. If no record date is fixed:
(1) the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; and (2) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the Board of Directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

    Section 1.13. ADVANCE NOTICE OF SHAREHOLDER PROPOSALS. At any annual or special meeting of shareholders, proposals by shareholders and persons nominated for election as directors by shareholders shall be considered only if advance notice thereof has been timely given as provided herein and such proposals or nominations are otherwise proper for consideration under applicable law and the certificate of incorporation and by-laws of the Corporation. Notice of any proposal to be presented by any shareholder or of the name of any person to be nominated by any shareholder for election as a director of the Corporation at any meeting of shareholders shall be delivered to the Secretary of the Corporation at its principal executive office not less than 60 nor more than 90 days prior to the date of the meeting; provided, however, that if the date of the meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 70 days prior to the date of the meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Public notice shall be deemed to have been given more than 70 days in advance of the annual meeting if the Corporation shall have previously disclosed, in these by-laws or otherwise, that the annual meeting in each year is to be held on a determinable date, unless and until the Board determines to hold the meeting on a different date. Any shareholder who gives notice of any such proposal shall deliver therewith the text of the proposal to be presented and a brief written statement of the reasons why such shareholder favors the proposal and setting forth such shareholder's name and address, the number and class of all shares of each class of stock of the Corporation beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder). Any shareholder desiring to nominate any person for election as a director of the Corporation shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number and class of all shares of each class of stock of the Corporation beneficially owned by such person, the information regarding such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission (or the corresponding provisions of any regulation subsequently adopted by the Securities and Exchange Commission applicable to the Corporation), such person's signed consent to serve as a director of the Corporation if elected, such shareholder's name and address and the number and class of all shares of each class of stock of the Corporation beneficially owned by such shareholder. As used herein, shares "beneficially owned" shall mean all shares as to which such person, together with such person's affiliates and associates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934), may be deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as well as all shares as to which such person, together with such person's affiliates and associates, has the right to become the beneficial owner pursuant to any agreement or understanding, or upon the exercise of warrants, options or rights to convert or exchange (whether such rights are exercisable immediately or only after the passage of time or the occurrence of conditions). The person presiding at the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall determine whether such notice has been duly given and shall direct that proposals and nominees not be considered if such notice has not been given.

    Section 1.14. ORGANIZATION. Meetings of shareholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the President, or in the absence of the President by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

                                   ARTICLE II
                               BOARD OF DIRECTORS

    Section 2.1. POWER OF BOARD AND QUALIFICATION OF DIRECTORS. The business of the Corporation shall be managed under the direction of the Board of Directors. Each director shall be at least eighteen years of age. No person who has reached age 70 by January 1 in the year such director would otherwise stand for election shall, following their initial election, stand for reelection as a director.

    Section 2.2. NUMBER OF DIRECTORS. The number of directors constituting the entire Board of Directors shall be the number, not less than three, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies, provided that no decrease shall shorten the term of any incumbent director.

    Section 2.3. ELECTION, TERMS AND VACANCIES. The Board of Directors shall be divided into three classes designated Class I, Class II and Class III. Such classes shall be as nearly equal in number as the then total number of directors constituting the entire Board permits. At the first annual meeting of shareholders, or any special meeting in lieu thereof, Class I, Class II and Class III directors shall be elected for terms expiring at the next succeeding annual meeting, the second succeeding annual meeting and the third succeeding annual meeting, respectively, and until their respective successors are elected and qualified. At each annual meeting of shareholders after such first annual (or special) meeting shareholders, the directors chosen to succeed those in the class whose terms then expire shall be elected by shareholders for terms expiring at the third succeeding annual meeting after election, or for such lesser term for which one or more may be nominated in a particular case in order to assure that the number of directors in each class shall be appropriately constituted and until their respective successors are elected and qualified. Newly created directorships or any decrease in directorships resulting from increases or decreases in the number of directors shall be so apportioned among the classes of directors as to make all the classes as nearly equal in number as possible. Vacancies on the Board of Directors at any time for any reason except the removal of directors without cause may be filled by a majority of the directors then in office, although less than a quorum. If the number of directors is increased by the Board of Directors and any newly created directorships are filled by the Board, there shall, to the extent required by New York law, be no classification of the additional directors until the next annual meeting of shareholders.

    Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock, now or hereafter authorized, shall have the right, voting separately or by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by any provisions of the Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into one or more classes pursuant to this Section 2.3 unless expressly provided by such provisions.

    Section 2.4. QUORUM OF DIRECTORS AND ACTION BY THE BOARD. Unless a greater proportion is required by law or by the certificate of incorporation, one third of the entire Board of Directors shall constitute a majority for the transaction of business or of any specified item of business. Except where otherwise provided by law or in the certificate of incorporation or these by-laws, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents by the members of the Board shall be filed with the minutes of the proceedings of the Board. Except as otherwise provided by law, all corporate action to be taken by the Board of Directors shall be taken at a meeting of the Board or by unanimous written consent. Any one or more members of the Board of Directors may participate in a meeting of the Board by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, and participation by such means shall constitute presence in person at such meeting.

    Section 2.5. MEETINGS OF THE BOARD. An annual meeting of the Board of Directors shall be held in each year as soon as practicable after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time whenever called by the Chairman of the Board, if any, the President or any two directors. Meetings of the Board of Directors shall be held at such places within or without the State of New York as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. No notice need be given of annual or regular meetings of the Board of Directors. Notice of each special meeting of the Board shall be given to each director either by mail not later than the third business day prior to the meeting or by telegram, by facsimile transmission, by written message or orally to the director not later than noon, New York time, on the day prior to the meeting. Notices shall be deemed to have been given by mail when deposited in the United States mail, by telegram at the time of filing, by facsimile transmission upon confirmation of receipt, and by messenger at the time of delivery by the messenger. Notices by mail, telegram, facsimile transmission or messenger shall be sent to each director at the address or facsimile number designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address. Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him or her. A notice or waiver of notice need not specify the purpose of any meeting of the Board of Directors. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given in the manner described above to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

    Section 2.6. RESIGNATION. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board, if any, or the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective.

    Section 2.7. REMOVAL OF DIRECTORS. Directors may be removed for cause by a vote of shareholders entitled to vote thereon. Directors shall not be removed without cause by shareholders, except in the case of a director elected by the holders of any class or series of Preferred Stock, now or hereafter authorized, voting as a class or series, when so entitled by the provisions of the Certificate of Incorporation applicable thereto.

    Section 2.8. COMPENSATION OF DIRECTORS. The Board of Directors shall have authority to fix the compensation of directors for services in any capacity, which shall be a charge to be paid by the Corporation. The Board of Directors may elect or appoint members of the Board as officers, members of committees, or agents of the Corporation, may assign duties to be performed and may fix the amount of the respective salaries, fees or other compensation therefor, and the amount so fixed shall be a charge to be paid by the Corporation. In addition to any other compensation provided pursuant to these by-laws, each director shall be entitled to receive a fee, in amount as fixed from time to time by resolution of the Board of Directors, for attendance at any meeting of the Board, or of any committee of the Board, together with his expenses of attendance, if any.

                                  ARTICLE III
                         EXECUTIVE AND OTHER COMMITTEES

    Section 3.1. EXECUTIVE AND OTHER COMMITTEES OF DIRECTORS. The Board of Directors, by resolution adopted by a majority of the entire Board, shall designate from among its members an Executive Committee, an Audit Committee and a Finance Committee and may designate such other committees, each consisting of one or more directors, and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to (1) the submission to shareholders of any action that needs shareholders' approval; (2) the filling of vacancies in the Board or in any committee thereof; (3) the fixing of compensation of the directors for serving on the Board or on any committee thereof; (4) the amendment or repeal of the by-laws, or the adoption of new by-laws; or (5) the amendment or repeal of any resolution of the Board which, by its terms, shall not be so amendable or repealable. The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present or the unanimous written consent of all members thereof shall be the act of such committee, any one or more members of such committee may participate in a meeting of such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time and participation by such means shall constitute presence in person at such meeting, and in other respects each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these by-laws. Each such committee shall serve at the pleasure of the Board of Directors.

    Section 3.2. EXECUTIVE COMMITTEE. When the Board of Directors is not in session, the Executive Committee shall have all of the authority of the Board of Directors, except it shall have no authority as to the matters specified in
Section 3.1. The Chairman of the Board shall be Chairman of the Executive Committee. The members of the Executive Committee shall serve at the pleasure of the Board of Directors.

    Section 3.3. AUDIT COMMITTEE. The Audit Committee shall recommend to the Board of Directors the accounting firm to be selected by the Board or to be recommended by it for shareholder approval, as independent auditor of the Corporation and its subsidiaries; act on behalf of the Board in meeting and reviewing with the independent auditors, the chief internal auditor and the appropriate corporate officers matters relating to corporate financial reporting and accounting procedures and policies, adequacy of internal controls and the scope of the respective audits of the independent auditors and the internal auditor; review the results of such audits with the respective auditing agency and reporting thereon to the Board; review and make recommendations to the Board concerning the independent auditor's fees and services; review interim and annual financial reports and disclosures and submit to the Board any recommendations it may have from time to time with respect to financial reporting and accounting practices and policies; be consulted, and its consent obtained, prior to the selection or termination of the chief internal auditor; oversee matters involving compliance with corporate business ethics policies including the work of the Business Ethics Council; review management's assessment of financial risks; authorize special investigations and studies, as appropriate, in fulfillment of its function as specified herein or by resolution of the Board of Directors; and perform any other duties or functions deemed appropriate by the Board of Directors. The Committee will conduct a self-assessment at least every three years of its performance in relation to its powers and responsibilities. The membership of such committee shall consist only of directors of the Corporation who are not, and have not been, officers of the company.

    Section 3.4. FINANCE COMMITTEE. The Finance Committee shall exercise such powers of the Board of Directors as shall be provided in one or more resolutions of the Board of Directors with respect to the issuance by the Corporation of securities and evidences of indebtedness and the participation by the Corporation in other financing transactions and with respect to the authorization of the making, modification, alteration, termination or abrogation of notes, bills, mortgages, sales, deeds, financing leases, liens and contracts of the Corporation and shall further be empowered to take any action in connection with the determination of the terms of any securities, evidences of indebtedness or other financing transactions of the Corporation the issuance of which by the Corporation or the participation in which by the Corporation shall have theretofore been approved by the Board of Directors, and shall further perform any other duties or functions deemed appropriate by the Board of Directors.

                                   ARTICLE IV
                                    OFFICERS

    Section 4.1. OFFICERS. The officers of the Corporation shall consist of a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Controller, a Treasurer, and such Assistant Secretaries, Assistant Controllers and Assistant Treasurers and other officers as shall be elected or appointed by the Board of Directors. The Board of Directors may elect or appoint a General Counsel upon such terms and with such powers and duties as it may prescribe and may also designate the General Counsel an officer of the Corporation.

    Section 4.2. ELECTION. The officers of the Corporation shall be elected or appointed by the Board of Directors at the meeting of the Board held after each annual meeting of the stockholders. The Chairman of the Board and the President shall be elected or appointed by the Board of Directors from among their number. Any number of Vice-Presidents, the Secretary, the Controller, the Treasurer and other officers established pursuant to resolution of the Board of Directors shall also be elected or appointed by the Board of Directors.

    Section 4.3. TERM OF OFFICE. The officers of the Corporation shall hold office until the meeting of the Board of Directors held after the next annual meeting of the stockholders and until their successors are elected and have qualified, unless a shorter term is fixed or unless removed, subject to the provisions of law, by the Board of Directors. The Chairman of the Board, the President, any Vice- President, the Secretary, the Controller or the Treasurer may be removed at any time, with or without cause, by the Board of Directors provided that notice of the meeting at which such action shall have been taken shall set forth such action as one of the purposes of such meeting. Any other officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors at any time to serve the remaining current term of that office.

    Section 4.4. CHAIRMAN OF THE BOARD. There shall be a chairman of the Board of Directors, with the official title "Chairman of the Board", who shall be the chief executive officer of the Corporation. The Chairman of the Board shall preside at meetings of the stockholders, the Board of Directors and the Executive Committee. He shall recommend to the Board policies to be followed by the Corporation, and, subject to the Board, shall have general charge of the policies and business of the Corporation and general supervision of the details thereof, and shall supervise the operation, maintenance and preservation of the properties of the Corporation. He shall keep the Board of Directors informed respecting the business of the Corporation. He shall have authority to sign on behalf of the Corporation all contracts and other documents or instruments to be signed or executed by the Corporation, and, in all cases where the duties and powers of subordinate officers and agents of the Corporation are not specifically prescribed by the by-laws or by resolutions of the Board of Directors, the Chairman of the Board may prescribe such duties and powers. He shall perform such other duties as may from time to time be assigned to him by the Board of Directors.

    Section 4.5. PRESIDENT. The President shall have the direction of and responsibility for the operations of the Corporation and such other powers and duties as the Board of Directors or the Chairman of the Board shall designate from time to time and, in the absence or inability to act of the Chairman of the Board, shall have the powers and duties of the Chairman of the Board. The President, unless some other person is thereunto specifically authorized by vote of the Board of Directors, shall have authority to sign all contracts and other documents and instruments of the Corporation.

    Section 4.6. THE VICE-PRESIDENTS. The Vice-Presidents may be designated by such title or titles and in such order of seniority as the Board of Directors may determine. The Vice-Presidents shall perform such of the duties and exercise such of the powers of the President on behalf of the Corporation as may be assigned to them respectively from time to time by the Board of Directors or by the Chairman of the Board or the President, and, subject to the control of the Board, shall have authority to sign on behalf of the Corporation all contracts and other documents or instruments necessary for the conduct of the business of the Corporation. The Vice-Presidents shall perform such other duties as may from time to time be assigned to them respectively by the Board of Directors or the Chairman of the Board or the President.

    Section 4.7. THE SECRETARY AND ASSISTANT SECRETARIES. The Secretary shall cause notices of all meetings of stockholders and directors to be given as required by law, the corporate charter, and these by-laws. He shall attend all meetings of stockholders and of the Board of Directors and keep the minutes thereof. He shall affix the corporate seal to and sign such instruments as require the seal and his signature and shall perform such other duties as usually pertain to his office or as are required of him by the Board of Directors or the Chairman of the Board or the President.

    Any Assistant Secretary may, in the absence or disability of the Secretary, or at his request, perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board of Directors, the Chairman of the Board, the President or the Secretary shall prescribe.

    The Secretary or any Assistant Secretary may certify under the corporate seal as to the corporate charter or these by-laws or any provision thereof, the acts of the Board of Directors or any committee thereof, the tenure, signatures, identity and acts of officers of the Corporation or other corporate facts, and any such certificate may be relied upon by any person or Corporation to whom the same shall be given until receipt of written notice to the contrary.

    In the absence of the Secretary and of an Assistant Secretary, the stockholders or the Board of Directors may appoint a secretary pro tem to record the proceedings of their respective meetings and to perform such other acts pertaining to said office as they may direct.

    Section 4.8. THE CONTROLLER AND ASSISTANT CONTROLLERS. The Controller shall be the chief accounting officer of the Corporation. He shall have general supervision of the accounting and financial reporting policies of the Corporation, and shall recommend policies and procedures and shall render current and periodic reports of financial status to the Chairman of the Board, the President and the Board of Directors. He shall perform such other duties as usually pertain to his office or as are required of him by the Board of Directors or the Chairman of the Board or the President.

    Any Assistant Controller may, in the absence or disability of the Controller, or at his request, perform the duties and exercise the powers of the Controller and shall perform such other duties as the Board of Directors, the Chairman of the Board, the President or the Controller shall prescribe.

    Section 4.9. THE TREASURER AND ASSISTANT TREASURERS. The Treasurer is authorized and empowered to receive and collect all moneys due the Corporation and to receipt for the same. He shall be empowered to execute on behalf of the Corporation all instruments, agreements and certificates necessary or appropriate to effect the issuance by the Corporation of securities or evidences of indebtedness or to permit the Corporation to enter into and perform any other financing transactions to the extent the foregoing are within the ordinary course of business of the Corporation or have been authorized by the Board of Directors or a committee thereof. He shall cause to be entered in books of the Corporation to be kept for that purpose full and accurate accounts of all moneys received by and paid on account of the Corporation. He shall make and sign such reports, statements, and instruments as may be required of him by the Board of Directors or by laws of the United States or the State of New York, or by commission, bureau, department or agency created under any such laws, and shall perform such other duties as usually pertain to his office or as are required of him by the Board of Directors or the Chairman of the Board or the President.

    Any Assistant Treasurer may, in the absence or disability of the Treasurer, or at his request, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Board of Directors, the Chairman of the Board, or the President, or the Treasurer shall prescribe.

    Section 4.10. ADDITIONAL OFFICERS. In addition to the officers provided for by these by-laws, the Board of Directors may, from time to time, designate and appoint such other officers as may be necessary or convenient for the transaction of the business and affairs of the Corporation. Such other officers shall have such powers and duties as may be assigned to them by resolution of the Board of Directors.

    Section 4.11. OFFICERS HOLDING TWO OR MORE OFFICES. Any two or more of the above-mentioned offices may be held by the same person, except that the President shall not also be the Secretary, but no officer shall execute or verify any instrument in more than one capacity if such instrument be required by law or otherwise to be executed or verified by any two or more officers.

    Section 4.12. DUTIES OF OFFICERS MAY BE DELEGATED. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time and to the extent specified, the powers or duties of any officer to any other officer, or to any director.

    Section 4.13. COMPENSATION. The compensation of all officers with an assigned salary level above the scale of Salary Grade N as prescribed in the Salary Administration Program, as adopted by the Board of Directors, shall be fixed by the Board of Directors. The compensation of all other officers and employees shall be fixed by the Chairman of the Board or by the President in accordance with the Salary Administration Program.

    Section 4.14. BONDS. The Board of Directors may require any officer, agent or employee of the Corporation to give a bond to the Corporation, conditional upon the faithful performance of his duties, with one or more sureties and in such amount as may be satisfactory to the Board of Directors. The premium payable to any surety company for such bond shall be paid by the Corporation.

                                   ARTICLE V
                       FORMS OF CERTIFICATES AND LOSS AND
                               TRANSFER OF SHARES

    Section 5.1. FORMS OF SHARE CERTIFICATES. The shares of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the Chairman of the Board or the President or a Vice-President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employee or if the shares are listed on a national securities exchange. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer at the date of issue. If the Corporation is authorized to issue shares of more than one class, each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of the shares of each class authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued in series so far as the same have been fixed and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series. Each certificate representing shares shall state upon the face thereof (1) that the Corporation is formed under the laws of the State of New York; (2) the name of the person or persons to whom issued; and (3) the number and class of shares, and the designation of the series, if any, which such certificate represents.

    Section 5.2. TRANSFERS OF SHARES. Shares of the Corporation shall be transferable on the record of shareholders upon presentation to the Corporation or a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

    Section 5.3. LOST, STOLEN OR DESTROYED SHARE CERTIFICATES. The Corporation may issue a new certificate for shares in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Corporation may require the owner of the lost or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss or destruction of any such certificate or the issuance of any such new certificate.

                                   ARTICLE VI
                                 OTHER MATTERS

    Section 6.1. CORPORATE SEAL. The Board of Directors may adopt a corporate seal, alter such seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

    Section 6.2. FISCAL YEAR. The fiscal year of the Corporation shall be fixed by the Board of Directors.

    Section 6.3. WHEN NOTICE OR LAPSE OF TIME UNNECESSARY. Whenever for any reason the Corporation or the Board of Directors or any committee thereof is authorized to take any action after notice to any person or persons or after the lapse of a prescribed period of time, such action may be taken without notice and without the lapse of such period of time if at any time before or after such action is completed the person or persons entitled to such notice or entitled to participate in the action to be taken or, in the case of a shareholder, his or her attorney-in-fact, submit a signed waiver of notice of such requirements.

    Section 6.4. BOOKS TO BE KEPT. The Corporation shall keep (a) correct and complete books and records of account, (b) minutes of the proceedings of the shareholders, Board of Directors and each committee and (c) a current list of the directors and officers and their residence addresses; and the Corporation shall also keep at its office located in the county of Onondaga in the State of New York or at the office of its transfer agent or registrar in the State of New York, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof. Any of the foregoing books, minutes or records may be in written form or in any other form capable of being converted into written form within a reasonable time.

    Section 6.5. INTEREST OF DIRECTORS AND OFFICERS IN TRANSACTIONS. In the absence of fraud, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other Corporation, firm, association or other entity in which one or more of its directors are directors or officers, or have a substantial financial interest, shall be either void or voidable, irrespective of whether such interested director or directors are present at the meeting of the Board of Directors, or of a committee thereof, which approves such contract or transaction and irrespective of whether his, her or their votes are counted for such purpose:

        (1) If the material facts as to such director's interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the Board of Directors, or a committee thereof, and the Board or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director or, if the votes of the disinterested directors are insufficient to constitute an act of the Board under Section 2.4 of these by-laws, by unanimous vote of the disinterested directors; or

        (2) If the material facts as to such director's interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

    If a contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other Corporation, firm, association or other entity in which one or more of its directors are directors or officers or have a substantial financial interest, is not so approved, the Corporation may avoid the contract or transaction unless the party or parties thereto shall establish affirmatively that the contract or transaction was fair and reasonable as to the Corporation at the time it was approved by the Board, a committee or the shareholders. Notwithstanding the foregoing, no loan, except advances in connection with indemnification, shall be made by the Corporation to any director unless it is authorized by vote of the shareholders. For this purpose, shares of the director who would be the borrower shall not be shares entitled to vote.

    Section 6.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer or employee. Expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or employee as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this by-law, the term "Corporation" shall include any predecessor of the Corporation and any constituent Corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term "other enterprise" shall include any Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; service "at the request of the Corporation" shall include service as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action taken or omitted by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

    Section 6.7. AMENDMENTS. Except as otherwise provided in the Certificate of Incorporation in respect of any class or series of Preferred Stock, now or hereafter authorized, the By-Laws of the Corporation may be amended or repealed, or new By-Laws may be adopted, either (a) by a vote of shareholders entitled to vote at any annual or special meeting of shareholders, or (b) by a vote of the majority of the entire Board of Directors at any regular or special meeting of directors; PROVIDED, HOWEVER, that any amendment or repeal of, or the adoption of any new By-Law or provision inconsistent with, Article I (Sections 1.2, 1.13 or 1.14), Article II (Sections 2.2, 2.3, or 2.7) or Article VI (Sections 6.6 or 6.7) of these By-Laws, if by action of such shareholders, shall be only upon the affirmative vote of not less than two-thirds of the shares entitled to vote thereon at such annual or special meeting of shareholders at which any such action is proposed and, if by action of the Board of Directors, shall be only upon the approval of not less than two-thirds of the entire Board of Directors at any regular or special meeting of directors.

                                     [LOGO]

                                          May 14, 1998

Board of Directors
Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, NY 13202

Ladies and Gentlemen:

    We understand that Niagara Mohawk Power Corporation (the "Company") has entered into a Master Restructuring Agreement dated as of July 9, 1997 (as amended, the "MRA"). Pursuant to the MRA, the Company and 14 independent power producers party thereto (the "IPPs") have agreed to terminate, restate or amend 27 power purchase agreements (the "PPAs") between the Company and such IPPs in exchange for cash and shares of the Company's common stock, par value $1.00 per share (the "Common Shares"). The cash payments to be made by the Company under the MRA are proposed to be financed through a combination of cash on hand and the issuance of debt securities in a public offering. The above transactions (including the proposed debt financing) are referred herein as the "MRA Transactions."

    In addition, we understand that on March 20, 1998, the New York Public Service Commission entered an order approving the Company's PowerChoice Settlement Agreement (the "PowerChoice Agreement"). Under the PowerChoice Agreement, the Company's rate and tariff structure (the "Rates") has been fixed for five years, and the Company is required to divest certain of its fossil and hydro generating assets (the "Genco Divestiture"). Management of the Company has instructed us to assume for comparative purposes only, and we have assumed, that the Company will be subject to the Rates provided in the PowerChoice Agreement and to the requirement that the Company divest certain generating assets whether or not it consummates the MRA Transactions (the "PowerChoice Assumption"). We understand that if the MRA Transactions are in fact not consummated, the Company would not necessarily be subject to these provisions of the PowerChoice Agreement.

    You have asked that we confirm in writing our opinion with respect to the relative value from a financial point of view for holders of the Common Shares of (a) the Company consummating the MRA Transactions and (b) the Company not consummating the MRA Transactions, in each case making the PowerChoice Assumption.

    In connection with our opinion set forth in this letter, we have:

    (i) Reviewed the financial terms and conditions of the PPAs prior to their termination, restatement or amendment pursuant to the MRA, of the MRA and of the PowerChoice Agreement (as it relates to the Rates and the Genco Divestiture), and the Company's proposed financing of the MRA Transactions;

    (ii) Analyzed certain publicly available historical business and financial information relating to the Company;

   (iii) Reviewed various internal financial analyses and projections and other data provided to us by the Company, including the Company's estimates of future market prices for electricity, analyses and projections of revenues and certain operating costs and financial savings expected to be achieved as a result of the consummation of the MRA, and estimates of the amount of proceeds expected to be received from the sale of certain generating assets and the use of such proceeds as a result of the PowerChoice Agreement;

    (iv) Participated in discussions with members of senior management of the Company regarding the current and historical business operations, financial condition and prospects of the Company and their analyses of the financial and strategic benefits of the MRA and the PowerChoice Agreement including, without limitation, the amount and timing of realization of the savings and sales proceeds referred to in subparagraph (iii) above;

    (v) Participated in discussions with the Company's legal counsel concerning legal, structural, regulatory and tax aspects of the MRA Transactions, the PowerChoice Agreement and the PPAs;

    (vi) Participated in discussions with the Company's independent auditors concerning accounting and financial aspects of the MRA Transactions, the PowerChoice Agreement and the PPAs; and

   (vii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

    We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information. With respect to financial forecasts, including the Company's estimates of future market prices for electricity, the amount of proceeds expected to be received from the Genco Divestiture and the proposed application of such proceeds, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future performance of the Company and as to projected outcomes of legal, regulatory and other contingencies. In addition, we have assumed that the benefits projected to be realized from the MRA Transactions and the PowerChoice Agreement would be realized substantially in accordance with such projections, both as to the financial effect and timing thereof. We assume no responsibility for and express no views as to the reasonableness of such forecasts or the assumptions on which they are based, or of the other assumptions referred to in this letter, and we have relied upon the assurances of management of the Company that they are unaware of any facts that would make such forecasts or other information provided to us incomplete or misleading. In rendering our opinion, we have relied upon the advice of the Company and its legal counsel concerning the expected time required to consummate the MRA Transactions and the Genco Divestiture.

    We have not performed any independent evaluations or appraisals of the assets or liabilities of the Company, nor have we been furnished with any such evaluations or appraisals. In addition, we express no opinion as to the price or range of prices at which the Common Shares or any other securities of the Company may trade subsequent to the consummation of the MRA Transactions or otherwise, which may vary depending upon, among other factors, changes in the operating activities and results of the Company, interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities, as well as regulatory policies and the uncertainties facing the electric utility industry as it transitions to competition. Our opinion does not address the Company's underlying business decision to terminate, restate or amend the PPAs pursuant to the MRA or the business judgment of the Company's Board of Directors in entering into the MRA (or the PowerChoice Agreement) or recommending it to the Company's shareholders.

    Further, our opinion is necessarily based on economic, monetary, financial, market, legislative, regulatory and other conditions in effect on, and the information made available to us as of, the date hereof. In this regard, with respect to the pricing and other terms of the debt financing to be incurred as part of the MRA Transactions, we have assumed that such financing will be obtained on terms currently available in the market to issuers that we believe are comparable to the Company. There can be no assurance that such terms will be available to the Company, or that any such debt financing will in fact be available when it seeks financing.

    In rendering our opinion, we have assumed that the MRA Transactions will be consummated on the terms described in the MRA without any waiver, change or modification of any material terms thereof that would have a material adverse effect on the Company or the trading of the Common Shares. In particular, we have assumed that the MRA Transactions will result in the creation of a regulatory asset to be amortized over ten years under generally accepted accounting principals. In addition, we have assumed that the Company will have recognized and deducted for income tax purposes an amount representing the total compensation paid pursuant to the MRA. This deduction will result in the creation of a net operating loss which the Company will utilize over a short time period. We have also assumed the absence of any change in the tax and other laws and regulations applicable to the MRA Transactions in effect on the date hereof.

    Our firm, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are currently acting as financial advisor to the Company and have received, and will continue to receive, fees for such services. A significant portion of our advisory fee is contingent upon the successful termination, restatement or amendment of the Company's obligations under the PPAs pursuant to the MRA or otherwise. In addition, we are currently acting as the lead managing underwriter for a proposed issuance of debt securities that is part of the MRA Transactions, and have agreed to provide other investment banking services to the Company, and will receive customary commissions and fees in connection therewith. Nothing herein, however, shall be deemed to obligate our firm to purchase or place any securities of the Company, except to the extent such obligations arise out of a definitive underwriting, purchase, placement or similar agreement with respect to the MRA Transactions.

    Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company and our opinion is rendered in connection with its consideration of the MRA Transactions. This opinion supersedes any prior opinions delivered to the Board in respect of the MRA Transactions. This opinion is not intended to and does not constitute a recommendation to any shareholder of the Company as to whether such holder should vote to approve any of the transactions contemplated by the MRA. It is understood that, except for inclusion of this letter in its entirety in a proxy statement from the Company to its shareholders, this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

    Based on and subject to the foregoing and such other factors as we have deemed relevant, we are of the opinion that, as of the date hereof, the consummation by the Company of the MRA Transactions would provide a higher relative value from a financial point of view for the holders of Common Shares than the failure of the Company to consummate the MRA Transactions, in each case making the PowerChoice Assumption.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By    /S/ MICHAEL RANGER
     ---------------------------------------------------------------------------
                                          NAME: MICHAEL RANGER
                                          TITLE:  MANAGING DIRECTOR

                                   IMPORTANT

    THE INTEREST AND COOPERATION OF ALL SHAREHOLDERS IN THE AFFAIRS OF THE NIAGARA MOHAWK POWER CORPORATION ARE CONSIDERED TO BE OF THE GREATEST IMPORTANCE BY YOUR MANAGEMENT. EVEN THOUGH YOU EXPECT TO ATTEND THE ANNUAL MEETING, IT IS URGENTLY REQUESTED THAT, WHETHER YOUR COMMON STOCK SHARE HOLDINGS ARE LARGE OR SMALL, YOU PROMPTLY FILL IN, DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED HEREWITH. IF YOU DO ATTEND AND VOTE AT THE ANNUAL MEETING, THAT VOTE WILL SUPERSEDE ANY EARLIER VOTE BY PROXY.

                                   [LOGO]

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    (a) Indemnification. Pursuant to Article Thirteen of Holdings' Certificate of Incorporation, no director of Holdings shall have personal liability to Holdings or its shareholders for damages for any breach of duty in such capacity, except to the extent that such exemption is not permitted under the BCL (presently, such exemption is not permitted for acts or omissions in bad faith or involving intentional misconduct or a knowing violation of law, or if such director personally gained in fact a financial profit or other advantage to which such director was not legally entitled, or if such director's act violated
Section 719 of the BCL). Any amendment or repeal of such Article 13 may not apply to or have any effect on the liability or alleged liability of any director of Holdings for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

    Section 6.6 of Holdings' by-laws provides that Holdings shall indemnify to the full extent permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of Holdings or serves or served at the request of Holdings with any other enterprise as a director, officer or employee; expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by Holdings promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by Holdings. No amendment of this by-law provision shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. In addition, Holdings intends to enter into indemnification agreements with its officers and directors which provide for indemnification to the maximum extent permitted by law. These agreements will set forth certain procedures for the advancement by Holdings of certain expenses to indemnities.

    (b) Insurance. Holdings (with respect to indemnification liability) and its directors and officers (in their capacities as such) are insured against liability for wrongful acts (to the extent defined) under insurance policies.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) The following exhibits are filed herewith.


 EXHIBIT
 NUMBER                                            DESCRIPTION OF DOCUMENT
---------  --------------------------------------------------------------------------------------------------------
     2(a)  Agreement and Plan of Exchange (attached to Prospectus/Proxy Statement as Exhibit A).
     3(a)  Certificate of Incorporation of Niagara Mohawk Holdings, Inc. (attached to Prospectus/Proxy Statement as
           Exhibit B).
     3(b)  By-Laws of Niagara Mohawk Holdings, Inc. (attached to Prospectus/ Proxy Statement as Exhibit C).
    *3(c)  Certificate of Incorporation of Niagara Mohawk Power Corporation (the "Company").
     3(d)  By-Laws of the Company (incorporated by reference as Exhibit 3(i) to the Company's Quarterly Report on
           Form 10-Q for the period ended March 31, 1998).
       *5  Opinion of Sullivan & Cromwell.
       *8  Opinion of Bryan Cave LLP.
       12  Statement of Computation of Ratios
   *23(a)  Consent of Sullivan & Cromwell (included in Exhibit 5).
   *23(b)  Consents of Bryan Cave LLP (included in Exhibit 8).
    23(c)  Consent of Price Waterhouse LLP.
   *99(a)  Form of Proxy Card.
   *99(b)  Consents of persons to become directors of Niagara Mohawk Holdings, Inc. at the effective time of the share exchange.


------------------------
*   Previously filed.

    (b) The financial statement schedules are incorporated by reference from Niagara Mohawk's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

ITEM 22. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
    Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (3) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

        (4) To remove from registration by means of a post-effective amendment any shares of Holdings common stock which are not issued in the share exchange.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise (other than by insurance), the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than under insurance policies and other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SYRACUSE, STATE OF NEW YORK ON THIS 29TH DAY OF MAY, 1998.


                                NIAGARA MOHAWK HOLDINGS, INC.

                                By:  /s/ WILLIAM F. EDWARDS
                                     -----------------------------------------
                                     NAME: William F. Edwards
                                     TITLE: Chief Financial Officer


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED, ON MAY 29, 1998.


          SIGNATURE                       TITLE
------------------------------  --------------------------

     /s/ WILLIAM E. DAVIS
------------------------------  Chairman, Chief Executive
       William E. Davis           Officer and Director
  /s/ ALBERT J. BUDNEY, JR.
------------------------------  President and Director
    Albert J. Budney, Jr.
    /s/ WILLIAM F. EDWARDS
------------------------------  Chief Financial Officer
      William F. Edwards          and Director